SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 28 February 2007
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2006

Analyst Briefing – Half year results presentation pack

CEO letter to shareholders, half-year review and BACK Telstra brochure

Transcript from Telstra’s Analyst briefing – Half year results

Appendix 3Y – Change in Director’s interest Notice

15 February 2007

Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra Corporation Limited Financial Results for the Half Year ended 31 December 2006
In accordance with Listing Rules, I enclose the following for immediate release:
1.	Appendix 4D – half yearly report;

2.	Half year results and operations review – financial highlights;

3.	Media release;

4.	Half year financial report for the half year ended 31 Dec 2006; and

5.	Directors’ report.
Telstra will conduct an analyst briefing at 9.15 AM and media briefing at 11.45 AM on the half year results. A webcast of the briefings will be available from 9.15 AM AEDT at http://www.telstra.com.au/abouttelstra/investor/calendarevent.cfm?ObjectID=1202 and transcripts will be lodged with the ASX when available.
This Announcement has been released simultaneously to the New Zealand Stock Exchange.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited and controlled entities	Half-year report
Telstra Corporation Limited and controlled entities
Appendix 4D
Half-year report
For the half-year ended 31 December 2006

1

Telstra Corporation Limited and controlled entities	Half-year report
Appendix 4D
Half-year report
31 December 2006
Telstra Corporation Limited
ABN 33 051 775 556
Results for announcement to the market

	Telstra Group
		Half-year ended 31 December
	2006	2005	Movement	Movement
	$m	$m	$m	%

Extract from the income statement

Revenue	11,645	11,415	230	2.0
Other income (including finance income)	181	170	11	6.5

Profit for the period	1,712	2,142	(430)	(20.1)
Profit for the period available to Telstra Entity shareholders	1,704	2,143	(439)	(20.5)

During the half-years ended 31 December 2006 and 31 December 2005, there were no individual transactions that had a sufficiently significant impact on our income statement that require specific disclosure, except for:

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	$m	$m

Depreciation and amortisation
— accelerated amortisation of intangibles	14	—
— accelerated depreciation of property, plant and equipment	134	—

	148	—

Income tax benefit	(44)	—

Net items after income tax benefit	104	—

As part of our transformation a decision was made last financial year to shut down certain networks, platforms and applications . This has resulted in the accelerated depreciation and amortisation of certain assets that, while currently in use, will be decommissioned.

2

Telstra Corporation Limited and controlled entities	Half-year report
Appendix 4D
Half-year report
31 December 2006
Telstra Corporation Limited
Results for announcement to the market (continued)
Dividends declared per ordinary share

	Half-year ended
	31 December
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend	14.0	14.0
Special dividend to be paid with the interim dividend	—	6.0

Total interim dividend	14.0	20.0

Final dividends for the financial year ended 30 June provided for and paid during the interim period
Final dividend	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total final dividend provided for and paid during the interim period	14.0	20.0

Our interim and final ordinary dividends are fully franked at a tax rate of 30%.
Our interim ordinary dividend in respect of the half-year ended 31 December 2006 will have a record date of 2 March 2007 with payment to be made on 30 March 2007. Shares will trade excluding entitlement to the dividend on 26 February 2007.
Our final ordinary dividend in respect of the financial year ended 30 June 2006 was provided for and paid during the interim period. The final ordinary dividend had a record date of 25 August 2006 and payment was made on 22 September 2006.

3

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2006
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Contents and reference page

Appendix 4D Requirements	Reference

1. Reporting period and the previous corresponding period.	Refer to the 31 December 2006 half-year financial report lodged with this document.

2. Results for announcement to the market.	Refer page 2 for “Results for announcement to the market”.

3. Net tangible assets per security.	Refer item 1 on page 5 of this report.

4. Details of entities where control has been gained or lost during the period.	Refer item 2 on page 5 of this report.

5. Details of individual and total dividends or distributions and dividend or distribution payments.	Refer to the “Results for announcement to the market” on page 3 of this report. Also refer to note 4: Dividends and note 8: Events after balance date in the 31 December 2006 half-year financial report lodged with this document for additional information.

6. Details of dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in an dividend or distribution reinvestment plan.	Refer item 3 on page 5 of this report.

7. Details of our joint venture and associated entities.	Refer item 4 on page 6 of this document for details on our jointly controlled and associated entities.

8. Accounting standards used in compiling reports by foreign entities (e.g. International Accounting Standards).	Not applicable.

9. If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.	Refer item 5 on page 6 of this report.

4

Half-year report	Telstra Corporation Limited and controlled entities

Appendix 4D	Half-year ended 31 December 2006
1. Net tangible assets per security

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	¢	¢

Net tangible assets per security	53.0	59.3

2. Details of entities where control has been gained or lost during the period
Entities where control has been gained during the period
•	On 31 August 2006, we acquired a 55% shareholding (on an undiluted basis) in SouFun Holdings Limited (SouFun) for a total consideration of $337 million including acquisition costs.
Entities where control has been lost during the period
•	On 31 August 2006, our controlled entity Kaz Group Pty Limited sold its 100% shareholdings in controlled entities Australian Administration Services Pty Ltd, AAS Superannuation Services Pty Ltd and Atune Financial Solutions Pty Ltd for a total cash consideration of $212 million (net of cash balances of the disposed entities).
•	On 28 November 2006, our controlled entity Sensis Pty Ltd sold its 61% shareholdings in our controlled entity Platefood Limited for a total consideration of $10 million.
Refer to note 6 in the 31 December 2006 half-year financial report lodged with this document for further information.
3. Details of dividend or distribution reinvestment plans in operation
During the half-years ended 31 December 2006 and 31 December 2005, we had no dividend or distribution reinvestment plans in operation.

5

Telstra Corporation Limited and controlled entities	Half-year report

Appendix 4D	Half-year ended 31 December 2006
4. Details of investments in joint ventures and associated entities
Our investments in jointly controlled and associated entities are listed below:

		Telstra Group
		Ownership interest
		As at
		31 December	30 June
		2006	2006
Name entity	Principal activities	%	%

Jointly controlled entities

FOXTEL Partnerships #	Pay television	50.0	50.0
Customer Services Pty Ltd	Customer service	50.0	50.0
FOXTEL Management Pty Ltd	Management services	50.0	50.0
FOXTEL Cable Television Pty Ltd	Pay television	80.0	80.0
Reach Ltd (incorporated in Bermuda) (a)	International connectivity services	50.0	50.0
TNAS Limited (incorporated in New Zealand)(b)	Toll free number portability in New Zealand	33.3	33.3
Money Solutions Pty Ltd	Financial advice and education services	—	50.0
Enhanced Processing Technologies Pty Ltd	Business process outsourcing	60.0	60.0
3GIS Pty Ltd (a)	Management services	50.0	50.0
3GIS Partnership (a)	3G network services	50.0	50.0
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5
m.Net Corporation Limited	Mobile phone content provider	26.3	26.4

Associated entities

Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a)	Network cable provider	46.9	46.9
Telstra Super Pty Ltd	Superannuation trustee	100.0	100.0
Keycorp Limited	Electronic transactions solutions	47.6	47.6
Telstra Foundation Limited	Charitable trustee organisation	100.0	100.0
LinkMe Pty Ltd	Internet recruitment provider	40.7	40.0
Unless noted, all investments have a balance date of 30 June and are incorporated in Australia.

# This includes both the FOXTEL partnership and the FOXTEL television partnership.
(a) Balance date is 31 December.
(b) Balance date is 31 March.
5. Statement about the audit status
Our half-year report is based on the financial report of Telstra Corporation Limited and its controlled entities for the half-year ended 31 December 2006, which has been reviewed by Ernst & Young. Our half-year financial report is not subject to audit dispute or qualification. Refer to the 31 December 2006 half-year financial report for the independent review report provided to the members of Telstra Corporation Limited.

6

Telstra Corporation Limited and controlled entities
Results and operations review
Half-year ended 31 December 2006
Results ahead of guidance, company transformation continues
Results
•	Sales revenue grew by 2.0% or $225 million to $11,630 million

•	Sales revenue grew by 3.6% adjusting for the change in revenue recognition of the Melbourne YellowTM Book

•	Operating expenses (before depreciation and amortisation) grew by 9.9% or $621 million to $6,880 million

•	EBIT declined by 15.7% or $546 million to $2,938 million

•	Profit after tax and minority interest declined by 20.5% or $439 million to $1,704 million

•	Cash operating capital expenditure (excluding investments) of $2,509 million, up 22.8%

•	Basic earnings per share of 13.8 cents, down 3.5 cents

•	Interim dividend declared of 14 cents per share, fully franked

•	Mobiles revenue grew by 11.8% or $296 million to $2,798 million

•	Broadband revenue grew by 43.7% or $236 million to $776 million

•	PSTN revenue declined by 5.6% or $216 million to $3,615 million
Thursday, 15 February, 2007

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Financial Highlights
Half-year ended 31 December 2006
Results ahead of guidance, company transformation continues
Telstra Corporation Limited and its controlled entities (Telstra) reported profit after tax and minority interest of $1,704 million for the half-year ended 31 December 2006, a decrease of 20.5% on the prior half-year. Basic earnings per share (EPS) declined from 17.3 cents to 13.8 cents. Earnings before interest and tax (EBIT) decreased by 15.7% to $2,938 million, slightly better than guidance.
Margins declined with a decrease in EBIT margin of 5.2 basis points to 25.3% and an EBITDA margin decrease of 4.0 basis points to 42.3% as expected while undergoing the largest spend year on our transformation.
Income
Total income grew by 2.2% or $253 million in the current half-year to $11,797 million. Revenue growth was achieved through increases in mobiles, broadband, CSL New World and IP access. However, revenue growth was partially offset by a decline in fixed telephony of 4.9%, which included a 5.6% decrease in PSTN revenue, as well as declines in specialised data, narrowband, and advertising and directories due to the deferral of Melbourne Yellow™ print directory production to January 2007. When removing $174 million from the prior year performance relating to this print directory, total income grew by 3.8%.
In assessing the performance of the mobiles and broadband products throughout these financial highlights we have changed the presentation from the prior year. As wireless data cards operate on the mobile network and provide a broadband service we have grossed up the mobile and broadband revenues and physicals to include the results from EVDO and Next G™ data cards, this is consistent with industry practice. The elimination of the grossed up component is shown separately in the operating revenue summary.
Expenses
Operating expenses increased by 9.9% due to higher goods and services purchased, particularly subscriber acquisition costs supporting revenue growth, and increases in other expenses mainly due to transformation activity, increased promotions and advertising expenses and added expenses from entities acquired. This was offset by reduced labour costs as a result of lower staff numbers and use of the redundancy provision raised in fiscal 2006. Total expenses (before interest and tax) increased by 9.9%, which includes depreciation and amortisation growth of 9.9% driven by transformation activity.
Net finance costs grew by 18.2% to $520 million due to higher average net debt levels and increasing interest rates.
Income tax expense decreased by 21.7% to $706 million.
Business transformation
The business transformation is progressing well and some of the highlights achieved during the half-year include the launch of the Next G™ network, the ADSL 2+ launch, workplace productivity improvements, customer service improvements and benefits from market based management initiatives (i.e. subscription pricing). We have already begun reducing the complexity in our business and have exited approximately 140 IT platforms and applications, and are starting to see the benefits from our revenue acceleration program, including broadband and mobiles growth, a reduction in PSTN decline and growth in online revenue. However, we are 13 months into our 5 year transformation plan and there is still a lot of work to be done.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
The key financial impacts that you will see throughout this document include the following:
•	Labour costs — we have achieved a significant reduction in our total workforce numbers, with reductions in the number of contractors, agency staff and employed staff. This has had a positive impact on our salary and wage expense. Redundancy expenses have also declined for the half-year as costs associated with transformation were charged against the provision for redundancy raised at the end of fiscal 2006;
•	Provision for restructuring and redundancy costs — under Australian accounting standards we made provision in fiscal 2006 for the expected costs of restructuring the business as part of our transformation. The total provision raised in June 2006 was $427 million. As at 31 December 2006, the remaining balance of the total provision is $288 million;
•	Depreciation — we have accelerated the rate of depreciation of certain network and IT assets due to our intended retirement of the CDMA network and rationalisation of many of our IT platforms and software applications. This component has contributed $148 million to the increase in depreciation and amortisation expenditure; and
•	other various operational costs have been impacted by the implementation of business transformation for the half-year as highlighted throughout the document. In total transformation costs resulted in an increase in overall expenses of $137 million from the prior half-year primarily within our service contracts and agreements expense.
Changes to accounting treatments
We have applied UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) to the results reported for the first time in the half-year ended 31 December 2006. This UIG has impacted both the recognition and classification of some items in our income statement, balance sheet and cash flow statement. Prior period comparative numbers have been restated where appropriate to reflect the impact of adoption of UIG 4. For detailed information regarding the impact of UIG 4 on our financial information, refer to the December 2006 half-year financial statements. These are available on our investor relations website at www.telstra.com.au/abouttelstra/investor/index.cfm. These impacts have an immaterial impact on earnings.
Cash flow
Operating cash flow less investing cash flow (free cash flow) decreased by 55.9% for the half-year ended 31 December 2006 to $862 million. This decline was due to a reduction in net cash provided by operating activities driven by higher levels of external expenditure, and increased cash used in investing activities as we launched our Next G™ network and continued working on the IP enablement of our network and IT transformation.
Capital expenditure
Cash capital expenditure for the half-year ended 31 December 2006 increased by 38.0% to $2,846 million. Core operating expenditure increased by 22.8% to $2,509 million. Higher capital expenditure was driven primarily by the IP enablement of our network, IT transformation, as well as the roll out of the Next G™ network. There was also an increase in our acquisitive investment expenditure by $318 million largely related to our acquisition of SouFun.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Treasury operations
Telstra’s financial position remains strong with current long-term credit ratings as of January 2007 of A, A2 and A+ from S&P, Moody’s and Fitch respectively. All three rating agencies have Telstra on a “negative outlook” with major factors being uncertainty surrounding the regulatory environment, intensifying competition, technological advances and PSTN revenue declines.
The net debt position was $14,473 million, a $1,697 million increase on the equivalent balance at 31 December 2005, largely driven by lower net cash produced from the ongoing operations of the business offset by higher capital cash demands from our transformation investment. The balance sheet continues to have strong capital settings.
Dividend
A fully franked interim ordinary dividend of 14 cents per share has been declared and is payable on 30 March 2007. It is the current intention of the Board to declare fully franked ordinary dividends of 28 cents per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to our earnings and cash flows as well as future regulatory impacts and all other factors that affect our operations.
Outlook
We will continue to execute our strategy that was announced in November 2005. We have started the investment in our transformation and we have seen margin pressure continue as our revenue mix changes. Earnings have declined at both the EBITDA and EBIT lines, impacted by transformational spend and costs of goods and services purchased as we invest in the future revenue growth of the company particularly in 3GSM mobile services and broadband.
With our next generation networks, we continue to put in place the infrastructure to reduce our reliance on our traditional fixed line revenue streams and to grow our mobiles, internet and other next generation revenues while reducing the costs of operations.
As a result of our success in both the broadband and mobiles markets and lower than expected impacts, at this stage, of ULL take-up, we expect full year revenue growth to be between 2.5% to 3.0% and a significant turnaround in EBIT performance in the second half for a full year expectation of 3.0% to 5.0% EBIT growth. Our second half revenues will include revenue from the distribution of the Melbourne Yellow™ book, deferred from the first half results of the prior corresponding period. The second half of fiscal 2006 also included a full half of transformation spend and the raising of a redundancy and restructuring provision. We do not expect to raise another redundancy and restructuring provision during fiscal 2007.
We expect depreciation and amortisation expense to remain high over the next few years as we invest heavily in transforming the network and IT base, together with accelerating depreciation and write-offs of certain assets that continue to be phased out in the 2007 fiscal year.
Cash flow will be impacted by our investment in capital expenditure over the next two to three years and free cash flow is expected to reflect this with gradual improvement from 07/08 assuming no investment in fibre to the node. Cash operating capital expenditure is expected to be in the range of $5.4 billion to $5.7 billion in fiscal 2007.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Our priority continues to be achieving our strategy to give customers a seamless user experience across all devices and platforms — fixed, wireless and internet — providing a 1-click, 1-touch, 1-button, 1-screen, 1-step solution, whether that customer is an individual, small business, large business, government agency or non-profit organisation.
For enquiries on these results contact:
John Stanhope
Chief Financial Officer
Telstra Corporation Limited
Anthony O’Brien
Acting Director, Investor Relations
Telstra Corporation Limited
Phone: +61 (3) 9634 8014,
Email: Investor.relations@team.telstra.com

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Summary financial information
Results of operations

		Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$ m	$m	(% change)

Sales revenue	11,630	11,405	225	2.0%
Other revenue (excl. finance income)	15	10	5	50.0%

Total revenue (excl. finance income)	11,645	11,415	230	2.0%
Other income	152	129	23	17.8%

Total income (excl. finance income)	11,797	11,544	253	2.2%

Labour expense	1,996	2,053	(57)	(2.8%)
Goods and services purchased	2,566	2,195	371	16.9%
Other expenses	2,318	2,011	307	15.3%

Operating expenses	6,880	6,259	621	9.9%
Share of net loss from jointly controlled and associated entities	1	1	—	0.0%

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	4,916	5,284	(368)	(7.0%)
Depreciation & amortisation	1,978	1,800	178	9.9%

Earnings before interest & income tax expense (EBIT)	2,938	3,484	(546)	(15.7%)
Net finance costs	520	440	80	18.2%

Profit before income tax expense	2,418	3,044	(626)	(20.6%)
Income tax expense	706	902	(196)	(21.7%)

Profit for the period	1,712	2,142	(430)	(20.1%)
Minority interests in net (profits)/loss	(8)	1	(9)	n/m

Profit for the period available to Telstra Entity shareholders	1,704	2,143	(439)	(20.5%)

Effective tax rate	29.2%	29.6%		(0.4)
EBITDA margin on sales revenue	42.3%	46.3%		(4.0)
EBIT margin on sales revenue	25.3%	30.5%		(5.2)

			Change
	cents	cents	cents	% change
Basic earnings per share (i)	13.8	17.3	(3.5)	(20.2%)
Diluted earnings per share (i)	13.7	17.3	(3.6)	(20.8%)

Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	—	6.0

(i)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instru ments held under executive remuneration plans.
n/m — not meaningful

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Cash flow summary

		Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)
Receipts from customers (inclusive of GST)	12,736	12,417	319	2.6%
Payments to suppliers/employees (inclusive of GST)	(8,339)	(7,466)	(873)	11.7%

Net cash generated from operations	4,397	4,951	(554)	(11.2%)
Income taxes paid	(966)	(1,003)	37	(3.7%)

Net cash provided by operating activities (i)	3,431	3,948	(517)	(13.1%)

Payments for property, plant and equipment	(2,114)	(1,761)	(353)	20.0%
Payments for intangibles	(395)	(282)	(113)	40.1%

Capital expenditure before investments	(2,509)	(2,043)	(466)	22.8%
Investment expenditure	(337)	(19)	(318)	1673.7%

Capital expenditure	(2,846)	(2,062)	(784)	38.0%
Receipts from asset sales/other proceeds/dividends	247	36	211	586.1%
Interest received	30	34	(4)	(11.8%)

Net cash used in investing activities	(2,569)	(1,992)	(577)	29.0%

Operating cash flows less investing cash flows	862	1,956	(1,094)	(55.9%)

Movements in borrowings/finance leases	1,179	229	950	414.8%
Staff repayments of share loans	11	11	—	0.0%
Dividends paid	(1,739)	(2,485)	746	(30.0%)
Finance costs paid	(540)	(470)	(70)	14.9%
Purchase of shares for employee share plans	—	(6)	6	-

Net cash used in financing activities	(1,089)	(2,721)	1,632	(60.0%)

Net decrease in cash	(227)	(765)	538	(70.3%)

(i)	Please note: Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 31 December 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Balance sheet summary

	as at
	31-Dec-06	30-Jun-06	Change	2006/2005
	$m	$m	$m	(% change)

Current assets	5,027	4,930	97	2.0%
Intangibles	6,265	6,122	143	2.3%
Property, plant and equipment	23,413	23,503	(90)	(0.4%)
Total non-current assets	31,525	31,261	264	0.8%
Total liabilities	(23,436)	(23,368)	(68)	0.3%
Net assets/shareholders’ equity	13,116	12,823	293	2.3%
Gross debt	(14,930)	(13,783)	(1,147)	8.3%
Net debt	(14,473)	(13,094)	(1,379)	10.5%

Ratios
EBITDA interest cover (times)	9.4	10.3	(0.9)	(8.7%)
Net debt to EBITDA	1.5	1.4	0.1	7.1%
Return on average assets	16.4%	15.7%		0.7%
Return on average equity	26.8%	24.1%		2.7%
Return on average investment	22.0%	21.4%		0.6%
Net debt to capitalisation	52.5%	50.5%		2.0%

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Segment information
Segment information

	Segment revenue			Segment EBIT
	Half-year ended 31 December			Half-year ended 31 December
	2006	2005	Change	2006	2005	Change
	$m	$m	%	$m	$m	%

Telstra Consumer, Marketing and Channels	4,679	4,481	4.4%	2,763	3,041	(9.1%)
Telstra Business	1,608	1,597	0.7%	1,299	1,302	(0.2%)
Telstra Enterprise and Government	2,214	2,248	(1.5%)	1,291	1,302	(0.8%)
Telstra Wholesale	1,487	1,427	4.2%	1,451	1,318	10.1%
Sensis	885	1,012	(12.5%)	365	509	(28.3%)
Telstra International	820	709	15.7%	26	32	(18.8%)
Telstra Operations	115	123	(6.5%)	(1,912)	(1,785)	7.1%
Other (i)	52	50	4.0%	(2,343)	(2,266)	3.4%
Eliminations	(215)	(232)	(7.3%)	(2)	31	(106.5%)

Total Telstra (ii)	11,645	11,415	2.0%	2,938	3,484	(15.7%)

(i) Results for the Other segment consists primarily of business unit results that do not qualify as segments in their own right. The Asset Accounting Group is the main contributor to the segment EBIT for this segment, which is primarily depreciation and amortisation charges.
(ii) For segment reporting purposes, certain items are disclosed or may be reallocated between business units as required by the applicable accounting standard, and as a result may differ from our internal reporting framework. Where no reasonable basis for reallocation exists the following should be noted:
•	As no reasonable basis for allocation exists, sales revenue associated with mobile handsets for the Consumer, Business and Enterprise and Government segments are allocated totally to the Consumer segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to the Business segment. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in all three of these segments depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Consumer segment.

•	Revenue derived from our BigPond Internet products are recorded in the customer facing business segments of Consumer, Business and Enterprise and Government. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognises certain expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment. These allocations reflect management’s accounting framework and internal reporting system and accordingly no reasonable basis for reallocation exists.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Statistical data summary

	Half-year ended 31 December
	2006	2005	Change	% change

Billable traffic data (in millions)
Local calls (number of calls)	3,390	3,882	(492)	(12.7%)
National long distance minutes (i)	3,594	3,666	(72)	(2.0%)
Fixed to mobile minutes	2,339	2,234	105	4.7%
International direct minutes	264	273	(9)	(3.3%)
Mobile voice telephone minutes (ii)	4,147	3,611	536	14.8%
Inbound calling products — B party minutes	1,339	1,482	(143)	(9.6%)
Inbound calling products — A party calls	510	502	8	1.6%
Number of short messaging service (SMS) sent	2,227	1,318	909	69.0%

Network and operations data (in millions)
Basic access lines in service (iii)
Residential	5.47	5.52	(0.05)	(0.9%)
Business	2.27	2.37	(0.10)	(4.2%)

Total retail customers	7.74	7.89	(0.15)	(1.9%)
Domestic wholesale	2.12	2.14	(0.02)	(0.9%)

Total basic access lines in services	9.86	10.03	(0.17)	(1.7%)
	=
ISDN access (basic lines equivalents) (in thousands) (iv)	1,226	1,205	21	1.7%

Mobile services in operation (SIO) (in thousands) (v) (vi)
3GSM	1,024	20	1,004	n/m
2GSM	6,210	6,955	(745)	(10.7%)
CDMA	1,658	1,607	51	3.2%

Mobile services in operation	8,892	8,582	310	3.6%

Total wholesale mobile SIOs (in thousands)	129	101	28	27.7%

Online subscribers (in thousands) (vi)
Broadband subscribers — retail	1,839	1,188	651	54.8%
Broadband subscribers — wholesale (vii)	1,621	1,164	457	39.3%

Total broadband subscribers	3,460	2,352	1,108	47.1%
Narrowband subscribers	819	1,143	(324)	(28.3%)

Total online subscribers	4,279	3,495	784	22.4%

Total FOXTEL subscribers (in thousands)	1,182	1,074	108	10.1%

Employee data
Domestic full time staff (viii)	36,184	39,115	(2,931)	(7.5%)
Full time staff and equivalents (ix)	43,989	45,456	(1,467)	(3.2%)
Total workforce (x)	48,991	51,057	(2,066)	(4.0%)

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(ii)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(iii)	Excludes Incontact services (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(iv)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(v)	Excludes CSL New World SIOs.

(vi)	Includes wireless broadband SIOs (EVDO & HSDPA)

(vii)	Within Broadband, retail products include cable, satellite, BigPond Wireless, ADSL and mobile data CDMA, while wholesale products include DSL Layer 1, DSL Layer 2, DSL layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL.

(viii)	Excludes offshore, casual and part time employees. December 2005 has been restated, refer to Labour section for further information.

(ix)	Includes all domestic and offshore employees, including controlled entities. December 2005 has been restated, refer to Labour expense section for further information.

(x)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff. December 2005 has been restated, refer to Labour expense section for further information.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Operating revenues
Operating revenues

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Fixed telephony
Basic access	1,663	1,657	6	0.4%
Local calls	432	553	(121)	(21.9%)
PSTN value added services	125	123	2	1.6%
National long distance calls	408	471	(63)	(13.4%)
Fixed to mobile	749	761	(12)	(1.6%)
International direct	94	106	(12)	(11.3%)
Fixed interconnection	144	160	(16)	(10.0%)

Total PSTN products	3,615	3,831	(216)	(5.6%)

ISDN products	383	420	(37)	(8.8%)
Inbound calling products	203	208	(5)	(2.4%)
Payphones	48	54	(6)	(11.1%)
Customer premises equipment	151	135	16	11.9%
Intercarrier access services	87	69	18	26.1%
Other fixed telephony	156	163	(7)	(4.3%)

Total fixed telephony	4,643	4,880	(237)	(4.9%)

Mobiles
Mobile services — retail	1,925	1,794	131	7.3%
Mobile services — wholesale	26	16	10	62.5%
Mobile services — interconnection	296	318	(22)	(6.9%)
Mobile services — international roaming	157	131	26	19.8%
Mobile services — other	37	32	5	15.6%

Total mobile services	2,441	2,291	150	6.5%

Mobile handsets	357	211	146	69.2%

Total mobiles	2,798	2,502	296	11.8%

Internet
Narrowband	79	117	(38)	(32.5%)
Retail broadband	497	331	166	50.2%
Wholesale broadband	279	209	70	33.5%
Other	10	9	1	11.1%

Total internet	865	666	199	29.9%

IP & data access
Internet direct	81	70	11	15.7%
Specialised data	404	451	(47)	(10.4%)
IP access	193	152	41	27.0%
Wholesale internet & data	111	100	11	11.0%

Total IP & data access	789	773	16	2.1%

Business services and applications	501	507	(6)	(1.2%)
Advertising and directories	824	944	(120)	(12.7%)
CSL New World	519	373	146	39.1%
TelstraClear	286	321	(35)	(10.9%)
Offshore services revenue	173	139	34	24.5%
Pay TV bundling	164	156	8	5.1%
Other minor items	136	175	(39)	(22.3%)
Elimination for wireless broadband	(68)	(31)	(37)	119.4%

Sales revenue	11,630	11,405	225	2.0%
Other revenue	15	10	5	50.0%

Total revenue	11,645	11,415	230	2.0%
Other income	152	129	23	17.8%

Total income	11,797	11,544	253	2.2%

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for the half-year ended 31 December 2006 were:
•	mobiles reflecting the continued growth in the number of subscribers, increased demand for 3GSM services and higher minutes of use offset by continued pricing pressures;

•	broadband due to a significant increase in our subscriber base partially due to migration from narrowband products but also due to overall growth in the online market;
•	CSL New World due to additional revenue received as a result of the merger between Hong Kong CSL and New World PCS in fiscal 2006; and
•	IP access driven primarily by the increased use of IP services by business customers (small to medium enterprises), the introduction of new products to meet customer needs and the increased use of the internet by businesses at greater bandwidth;
offset by a decline in:
•	PSTN products revenue as customers continue to move towards new products and services to satisfy their requirements and competition intensifies in the market, although the decline in retail lines in service has slowed considerably as has the revenue rate of decline;

•	advertising and directories due to the deferral of the Melbourne Yellow™ print directory revenue to January 2007 due to changes in printing contracts to reduce costs;

•	specialised data as a result of products entering the mature phase of the product lifecycle with customers moving to better business solutions in IP access products;

•	narrowband mainly due to migration to broadband; and

•	ISDN due to a reduction in voice calls revenue as a result of pricing pressures and lower minutes of use, and decreased data calls revenue due to migration to alternative products such as ADSL and symmetrical HDSL.
We continue to see a shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). In the latter area we have had two significant launches in this half-year with the release to the market of our Next G™ and ADSL 2+ product offerings. In the second half of fiscal 2006, we also introduced our first subscription price based offers into the consumer market to help address the decline of our traditional product revenues and to make pricing simple for our customers. We have also rolled out market based management throughout our business to enable us to better serve our customers’ as we better understand their needs. These initiatives are showing positive signs in our revenue results.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Fixed telephony
Fixed telephony

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

PSTN products	3,615	3,831	(216)	(5.6%)
ISDN products	383	420	(37)	(8.8%)
Inbound calling products	203	208	(5)	(2.4%)
Payphones	48	54	(6)	(11.1%)
Customer premises equipment	151	135	16	11.9%
Intercarrier access services	87	69	18	26.1%
Other fixed telephony	156	163	(7)	(4.3%)

Total fixed telephony revenue	4,643	4,880	(237)	(4.9%)

PSTN products
PSTN products

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Basic access revenue:
- Retail	1,278	1,308	(30)	(2.3%)
- Domestic wholesale	385	349	36	10.3%
Total basic access revenue	1,663	1,657	6	0.4%

Local call revenue	432	553	(121)	(21.9%)
PSTN value added services revenue	125	123	2	1.6%
National long distance call revenue	408	471	(63)	(13.4%)
Fixed to mobile revenue	749	761	(12)	(1.6%)
International direct revenue	94	106	(12)	(11.3%)
Fixed interconnection	144	160	(16)	(10.0%)

Total PSTN products revenue	3,615	3,831	(216)	(5.6%)

Basic access lines in service (in millions)
Residential	5.47	5.52	(0.05)	(0.9%)
Business	2.27	2.37	(0.10)	(4.2%)

Total retail	7.74	7.89	(0.15)	(1.9%)
Domestic wholesale	2.12	2.14	(0.02)	(0.9%)

Total access lines in service	9.86	10.03	(0.17)	(1.7%)

Number of local calls (in millions)	3,390	3,882	(492)	(12.7%)
National long distance minutes (in millions)(i)	3,594	3,666	(72)	(2.0%)
Fixed to mobile minutes (in millions)	2,339	2,234	105	4.7%
International direct minutes (in millions)	264	273	(9)	(3.3%)

Note: statistical data represents management’s best estimates.

(i)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones . Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Total PSTN products revenue was $3,615 million, which declined by 5.6% or $216 million during the half-year. This decline has slowed when compared with the 7.6% decline in the December 2005 half.
There has been a general reduction in PSTN volumes, with a decline in retail and wholesale basic access lines for the half-year, although the decline in retail lines has slowed considerably. Volumes have reduced across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed to mobile, international direct and fixed interconnection due to competitive pricing pressure and higher demand for alternative products.
During the second half of fiscal 2006, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans have begun to impact positively on our PSTN performance for the current half-year.
Basic access
Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.
Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as broadband and mobiles; and

•	price changes.
Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed to mobile calls (with a “residential” and “business” differentiation still applying).
Our operating revenue from basic access services continues to be affected by competition. However the decline in retail lines in service has slowed considerably from 4.1% in the December 2005 half and 3.4% for fiscal 2006. For the half-year the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. In the retail segment, we saw a 1.7% decline in lines in service, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. Retail churn results in recent months have shown positive trends. Wholesale access line s in service have declined by 0.9% which is the first decline in a number of years.
Overall our operating revenue from basic access services increased. In the prior year, we introduced various basic access packages, which reduced the decline in yield in this area, despite an over all decrease in basic access lines in service.
The rental revenue decline has slowed due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, has contributed positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners. Price increases for new service connections have also contributed to increased revenue.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Local calls
Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our MegaPop product which allows ISPs to offer untimed local call PSTN dial-up access for their customers via a single national dial-up 019 number. For the most part we charge for local calls without a time limit.
Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed to mobile calling; and

•	pricing changes.
Local call revenue decreased by 21.9% or $121 million, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans that have been heavily promoted by competitors. Substitution of data local calls continues to occur due to the migration of dial-up internet customers to broadband.
Generally, call volumes have continued to fall with a reduction in call volumes by 12.7%, reflecting the impact of customers migrating to other products, such as mobiles, fixed to mobile, and broadband products. Call volumes again declined at a faster rate than the decline in the number of lines in service. Prices have fallen due to ongoing discounting and the impact of subscription based pricing plans.
PSTN value added services
PSTN value added services revenue consists of a range of residential and business call completion products such as MessageBank®, silent lines, calling number display and call return.
Our revenue from PSTN value added services increased by 1.6% or $2 million during the half-year.
Messaging and call completion products increased by 5.6% or $5 million. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 7%. Easycall revenue grew reflecting higher revenue per call impacted by subscription pricing plans.
Complex products declined by $3 million driven by a reduction in revenue for a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as internet products and premium voice communication applications.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
National long distance calls
Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service.
General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed to mobile calling.
Our operating revenue from national long distance calls declined by 13.4% or $63 million in the half-year. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both in the market. This is having a direct impact on our national long distance revenues particularly where competitors are bundling these calls with broadband offerings. Volumes declined as a result of lower basic access services in operation and the impact of fixed to mobile substitution and other calling options available to customers.
Revenue per minute has declined and is the main contributor to the reduction in revenues year on year. There have been significant pricing and package changes in the last half-year which have impacted results. Despite a flagfall increase for all Homeline plans, national long distance has been impacted by the take up of subscription plans, one of which, Homeline Ultimate, has proven to be popular as it offers free STD calls. Changes to rates between distance bands have also contributed.
We continue to respond to competition offering a range of packages assisted by our market based management approach. However, with the strong growth in mobile and internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and internet products, and by the continued growth of subscription pricing plans.
Fixed to mobile calls
Our fixed to mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed to mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis and subscription pricing plans. Our operating revenue for fixed to mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed to mobile activity as customers continue to slowly move their usage from our PSTN products to mobiles. The fixed to mobile environment is influenced by fixed to mobile preselection, whereby the carriage service provider (CSP) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed to mobile calls.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
During the half-year, fixed to mobile revenue declined by 1.6% or $12 million. The decline was driven by lower revenue per minute resulting from higher discounts associated with ongoing competitive pressure, including incorporating fixed to mobile calls in reward offerings. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.
This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth was due to both a higher number of calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, i.e. a higher number of mobiles on which fixed calls can terminate, and the higher number of calls.
International direct calls
Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, international events, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
Our international direct revenue declined by 11.3% or $12 million primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed to mobile substitution and the growth of Voice over IP in the market place. International direct minutes declined 3.3% for the half-year.
Fixed interconnection
Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunications market.
Our operating revenue from fixed interconnection decreased by 10.0% or $16 million driven mainly by a reduction in volumes. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a small degree, ULL (unconditioned local loop) build.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
ISDN products
ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN products

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Access revenue	212	211	1	0.5%
Data calls	47	65	(18)	(27.7%)
Voice calls	124	144	(20)	(13.9%)

Total calls revenue	171	209	(38)	(18.2%)

Total ISDN products revenue	383	420	(37)	(8.8%)

ISDN access lines (basic access line equivalents) (in thousands) (i)	1,226	1,205	21	1.7%

Note: statistical data represents management’s best estimates.

(i)	Statistical data — consistent with 30 June 2006 we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
ISDN access revenue has increased marginally by $1 million to $212 million. ISDN 2 has improved by $5 million on December 2005 due to reduced discounting offset by a decline in SIOs due to promotion and growth in Broadband and the number of DSL enabled exchanges. ISDN 10/20/30 declined by $4 million as a result of a yield reduction associated with the acquisition of new services and whole of business deals.
ISDN data calls revenue declined by 27.7% or $18 million as Local and National Calls decreased by $11 million and $7 million respectively. This result is due to customer migration to alternative products such as ADSL and symmetrical HDSL, which offer higher bandwidths at reduced prices, together with lower minutes of use.
ISDN voice calls comprising local voice, national voice and international voice calls made on the Integrated Services Digital Network (ISDN), declined by 13.9% or $20 million, mainly due to the decline in Local and National Calls by $13 million and $7 million respectively. Revenue from ISDN Local voice is impacted by a revenue re-classification of Priority® One3 and 1300 A Party products from ISDN to Inbound calling and lower minutes of use. Both Local and National Voice Calls have experienced a fall in price due to pricing pressure.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Inbound calling products
Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for Freecall™ 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;
•	for Priority® 1300 and Priority® One3:
•	the calling party from a PSTN service incurs a cost of 25 cents (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
Inbound calling products

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Inbound calling products revenue	203	208	(5)	(2.4%)

B party minutes (in millions)	1,339	1,482	(143)	(9.6%)
A party calls (in millions)	510	502	8	1.6%

Note: statistical data represents management’s best estimates.
Revenue from inbound calling products declined 2.4% to $203 million for the half-year ended 31 December 2006 mainly due to a decline in revenue from Freecall™ 1800 as a result of ongoing price competition and substitution to 1300 services.
Our revenue from Priority®One3 and 1300 B Party products declined in the half-year due to very competitive market pressures resulting in lower prices. Minutes of use and services in operation have declined by 11.1% in this category of calls after the loss of some large volume customers. This is offset by higher call volumes by 5% on our Priority® One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in September 2005 to inbound calling. The volume increase is representative of a full 6 months of ISDN and Siteline revenue being classified in Priority® One3 and 1300 A Party products for the half-year ending December 2006.
In addition, there was revenue growth due to call charges for ISDN and Siteline calls made to One3 services increasing from a cost of a local call to 27.5 cents. Offsetting these increases is the continuing trend of calls to these numbers being made from mobile phones resulting in mobiles revenue being recorded.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Payphones
Payphones

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Payphone revenue	48	54	(6)	(11.1%)

Telstra owned and operated payphones (thousands)	27	31	(4)	(12.9%)
Privately owned and operated payphones (thousands)	26	28	(2)	(7.1%)

Total number of payphones (in thousands)	53	59	(6)	(10.2%)

Note: statistical data represents management’s best estimates.
Payphone revenue declined by 11.1% to $48 million in the half-year ended 31 December 2006. This is a result of substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. We removed a number of low usage phones resulting in a reduction in the number of Telstra owned and operated payphones due to this migration. There has also been a decline in privately owned and operated payphones of 7.1% as private operators removed their support for unprofitable payphones, again due to increased mobile phone usage.
Customer premises equipment
Customer premises equipment

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Customer premises equipment	151	135	16	11.9%

Customer premises equipment (CPE) revenue increased by 11.9% to $151 million. This increase was mainly driven by growth in Enhanced CPE products and PBX Products, offset by a decline in first and extension phones.
Enhanced CPE Products grew after Telstra Business Systems (TBS) packages increased in volume by 58% as a result of strong marketing activity and process improvements to support tools and processes.
PBX Products have increased mainly due to the half-year ended 31 December 2006 including revenue from acquired entities Converged Networks Pty Ltd ($3 million) which was acquired in April 2006, and Touchbase Avaya ($2 million) acquired in July 2006.
These increases were offset by a decline in revenues from first and extension phones due to ongoing substitution to mobiles.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Intercarrier access services
Our operating revenue from intercarrier fixed access products consists of revenue from facilities access, unconditioned local loop, switch ports and interconnect network services, wholesale operator services, local number portability and other wholesale access.
Intercarrier access services

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Intercarrier access services	87	69	18	26.1%
Intercarrier fixed access revenue increased by 26.1% or $18 million during the half-year ended 31 December 2006. The main driver in the growth has been facilities access which has grown by 35.0% or $13 million due to other carrier/ service providers expanding their infrastructure by using TEBA (Telstra Equipment and Building Access). TEBA sites have increased year on year as service providers seek to extend DSL capability and prepare to build their own infrastructure.
Unconditioned local loop has increased by 25.2% or $4 million due to competitors building their own networks. SIOs have increased by 100% but revenue is not reflective of this as regulatory pressure has led to a downward pricing adjustment. Local number portability has increased by 79.5% as our wholesale area of the business has increased their customers. This product allows customers to offer their end users the option of keeping their existing number when taking up either a wholesale local call or mobile service. Offsetting this growth is a decline in other wholesale access products revenue by $2 million due to a reduction in commercial and pre-selection churn charges and wholesale billing service charges.
Other fixed telephony
Other fixed telephony

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Telstra information and connection services	62	60	2	3.3%
Virtual private network	6	9	(3)	(33.3%)
International freecall	4	4	—	0.0%
Card services	22	27	(5)	(18.5%)
Satellite products	8	7	1	14.3%
Customnet and spectrum	54	56	(2)	(3.6%)

Total other fixed telephony revenue	156	163	(7)	(4.3%)

In the half-year ended 31 December 2006 operating revenue from other fixed telephony decreased by 4.3% or $7 million mainly due to a decline in card services, virtual private networks and customnet and spectrum offset by an increase in Telstra information and connection services.
Card services includes postpaid card services, such as Homelink, Telecard and OneNumber, and prepaid card services, such as Prepaid Home, Phoneaway, and say G’day. The decline in card services revenue reflects an overall decline in the number of services due to substitution to cheaper and more convenient calling products such as mobiles and because products such as Telecard and Homelink 1800 have entered the mature phase of the product lifecycle.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Virtual private network enables multi location customers to link premises in Australia and overseas to an integrated system without the use of leased lines. Virtual private network revenue has decreased due to the discounting of call rates arising from competitive pressures.
Customnet and spectrum is a fully managed telephone system that provides a premium voice communication application. The decrease in revenue is mainly due to declining local call revenue caused by substitution to products such as fixed to mobile and lower prices offered to customers.
Telstra information and connection services includes operator assisted calls, directory assistance, Sensis 1234 call connect and emergency reporting services. Sensis 1234 call connect is a premium directory service for residential and business information including most telephone numbers, addresses, business operating hours and URLs (where available). The increase in Telstra information and connection services revenue is due to increased Sensis 1234 call connect revenues arising from longer average handling times of calls as a result of additional content on offer, including updates on the weather, sporting events and film schedules. This is offset by a decline in usage of directory assistance as customers move to the Sensis 1234 product and a decline in international operator assisted calls.
Mobiles
Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as other services comprising international roaming, mobile MessageBank®, Short message service (SMS) and other mobile data. Mobile data includes mobile wireless broadband products such as EVDO and HSDPA which work off our CDMA and 3GSM 850 networks respectively. Operating mobiles revenue includes revenue from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.
In October 2006 we launched the Next GTM network, a new 3GSM network operating on the 850 megahertz spectrum. We provided services over four primary mobile technologies, CDMA, 2GSM, 3GSM 850 and 3GSM 2100. We have had large amounts of our current subscribers migrating from our old networks onto our 3GSM networks and these account for 61.0% of current 3GSM SIOs. The new 3GSM 850 network is intended to reduce our level of network costs and complexity once our CDMA network is closed, and has enabled us to provide our customers with faster speeds, better coverage and enable them to access a far greater range of services and content than our older network. We continue to offer 3GSM services to our customers over our existing 3GSM 2100 network through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Mobiles

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Access fees and call charges	1,375	1,387	(12)	(0.9%)

International roaming	157	131	26	19.8%
Mobile messagebank	106	94	12	12.8%
Mobile data
- Short message service (SMS)(i)	304	240	64	26.7%
- Non SMS data (ii)	176	105	71	67.6%

Total mobile data	480	345	135	39.1%

Total mobile services revenue — retail	2,119	1,957	162	8.3%
Mobile services revenue — wholesale	26	16	10	62.5%
Mobile services revenue — mobiles interconnection	296	318	(22)	(6.9%)

Total mobile services revenue	2,441	2,291	150	6.5%
Mobile handset sales	357	211	146	69.2%

Total mobile revenue (iii)	2,798	2,502	296	11.8%

3GSM mobile SIO (thousands)(iv)	1,024	20	1,004	n/m
2GSM mobile SIO (thousands)	6,210	6,955	(745)	(10.7%)
CDMA mobile SIO (thousands)	1,658	1,607	51	3.2%

Total mobile SIO (thousands)	8,892	8,582	310	3.6%

Wireless broadband — SIO (thousands) (included in CDMA SIO & 3GSM above)	204	47	157	334.0%

Prepaid mobile SIO (thousands)	3,626	3,839	(213)	(5.5%)
Postpaid mobile SIO (thousands)	5,266	4,743	523	11.0%

Total mobile SIO (thousands)	8,892	8,582	310	3.6%

CDMA wholesale mobile SIO (thousands)	71	68	3	4.4%
GSM wholesale mobile SIO (thousands)	58	33	25	75.8%

Total wholesale mobile SIO (thousands)	129	101	28	27.7%

Number of SMS sent (in millions)(i)	2,227	1,318	909	69.0%
Deactivation rate	10.4%	8.7%		1.7%
Mobile voice telephone minutes (in millions)(v)	4,147	3,611	536	14.8%

Average revenue per user per month $’s (vi)	40.55	38.79	1.76	4.5%
Average revenue per user per month excluding wireless broadband $’s (vi)	39.94	38.28	1.66	4.3%
Average prepaid revenue per user per month $’s (vi)	11.71	10.81	0.90	8.3%
Average postpaid revenue per user per month $’s(vi)	60.98	60.84	0.14	0.2%
Average mobile data revenue per user per month $’s (vii)	9.19	6.76	2.43	35.9%

Note: statistical data represents management’s best estimates.

(i)	Includes short messaging service (SMS) and multimedia messaging services (MMS)

(ii)	Includes $68 million of revenue (December 2005: $31 million) relating to wireless broadband services (EVDO & HSDPA)

(iii)	Excludes revenue from:

— calls from our fixed network which we categorise as fixed to mobile; and

— CSL New World which is recognised separately as controlled entity revenue.

(iv)	Total third generation (“3G”) SIOs include 3GSM SIOs and our EVDO wireless broadband SIOs included in CDMA. The number of 3G SIOs are 1,182k (3GSM: 1,024k plus EVDO: 158k).

(v)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(vi)	Average retail revenue per user per month is calculated using average retail SIOs and includes mobile data, messagebank and roaming revenues. It excludes interconnection and wholesale revenue.

(vii)	Includes mobile & broadband wireless revenues (EVDO & HSDPA).

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
As at the half-year ended 31 December 2006, mobile services revenue increased due to the continued growth in the number of mobile telephone subscribers. The demand was particularly for 3GSM services as SIOs, which reached over the 1 million mark along with expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in data products including SMS, Blackberry, EVDO and HSDPA.
Mobile revenues have continued to grow during the half-year driven by the increase in capped price plans, heightened campaign activity particularly around Next G™ services, and the increasing use of mobile data services such as Blackberry, EVDO and HSDPA. The large growth in EVDO and HSDPA has been highlighted by an increase in SIOs of 157k for the half-year. The EVDO increase in SIOs of 109k is also the key reason for CDMA SIOs growing year on year. While voice continues to be the largest contributor to mobiles revenue, mobile data, international roaming and messagebank are the fastest growing, now representing 30.4% of mobile services revenue for the half-year.
Access fees and call charges revenue declined by 0.9% to $1,375 million in the half-year reflecting a decrease in CDMA and 2GSM. Results have been impacted during the year by the growth in capped price plans which has directly impacted revenue per minute. CDMA prepaid revenue per minute was impacted by a promotion which gave CDMA subscribers half price calls for a year and was included in prior half results. We moved from 4.8% of our mobile customers on capped plans in December 2005 to 10.3% in December 2006. Call minutes generally increased for each technology, but these benefits did not outweigh the negative impact on price for the period.
SIOs increased overall, but it was 3GSM 850 (net of 2GSM and 3GSM 2100) that drove the growth with a 259k or a 3.7% increase in SIOs. In addition, CDMA increased by 51k or 3.2% in SIOs due to higher EVDO SIOs. The GSM revenues benefited from an increased emphasis on 3GSM after the launch of Next GTM in October and the availability of new 3GSM handsets.
Revenue from international roaming grew by 19.8% to $157 million in the half-year ended 31 December 2006. The rise was due to an increase in both outbound and inbound. Outbound roaming minutes and revenue per call have increased revenue. The increase in inbound roaming revenue is in line with world wide mobile growth trends and the increase of travellers to Australia using their own mobile phones.
Revenue from MessageBank® increased by 12.8% to $106 million in half-year primarily due to growth in minutes resulting from higher mobile usage.
SMS and Multimedia Messaging Services (MMS) revenues increased by 26.7% to $304 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This has been stimulated by a 1 cent text offer and other rewards and bonus options offered during the half-year. Non SMS data growth was also experienced mainly in the corporate segment through the Blackberry and Telstra Mobile Broadband™ products on the EVDO and 3GSM networks. Arriving with the launch of Next G™ was also the education of the market of new data services and that a higher speed network makes data use better which has led to a previously non-active data population now using data. This is reflected in the average overall mobile data revenue per user per month increasing by $2.43 or 35.9%. Mobile data (excluding messaging) is now 8.3% of mobile ARPU.
Wholesale mobile service revenue increased for the half-year ended 31 December 2006 by 62.5% or $10 million due to growth in the Wholesale GSM resale product.
Average revenue per user (ARPU) increased by $1.76 to $40.55 for the half-year ended 31 December on a blended basis. This has been driven by higher ARPUs experienced on our 3GSM base compared with those experienced on the other 2GSM technologies with an approximate $20 per month ARPU premium being maintained. Data usage has been a key product driver of this increase. Volumes have increased by 76.0%.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Mobiles interconnection revenue has declined 6.9% to $296 million. The main product driving this is mobiles terminating revenue which has been impacted by a retrospective regulatory pricing adjustment made on the mobiles terminating access (MTA) rate. The rate has dropped from 18 cents per call minute in 2005 to 15 cents per call minute in 2006. This was despite a 12.3% increase in termination volumes resulting from growth across the entire market. GSM wholesale domestic roaming grew in the half by $22 million which corresponds directly to a $7 million drop in CDMA roaming due to migration towards Hutchison’s 3GSM products as an alternative to CDMA. SMS interconnect has grown by $14 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling.
Revenue from handset sales increased by 69.2% to $357 million in the half-year ending 31 December 2006 primarily due to growth in the number of 3GSM mobile handsets sold. This growth is attributed to an increase in marketing campaign activity focusing on the launch of Next G™ network and the sale of 3GSM handsets. The move away from CDMA and 2GSM to higher priced 3GSM handsets has had the effect of increasing the average revenue of handsets sold.
The deactivation rate has increased in the half-year by 1.7% due to a decline in prepaid mobile SIOs of 213k as a result of pricing pressures of the market and introduction in May 2006 of a shorter access period for recharge.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Internet
Revenue from internet services is driven primarily by:
•	the increased use of the Internet by businesses and consumers;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL;

•	demand for greater bandwidth services such as broadband; and

•	the increased need to access broadband services on a mobile basis.
While internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

Internet

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Narrowband	79	117	(38)	(32.5%)
Retail broadband	497	331	166	50.2%
Wholesale broadband	279	209	70	33.5%
Other	10	9	1	11.1%

Total internet revenue	865	666	199	29.9%

Broadband subscribers — retail (in thousands) (i)(ii)	1,839	1,188	651	54.8%
Broadband subscribers — wholesale (in thousands)	1,621	1,164	457	39.3%

Total broadband subscribers (in thousands)	3,460	2,352	1,108	47.1%
Narrowband subscribers — retail (in thousands)	819	1,143	(324)	(28.3%)

Total online subscribers	4,279	3,495	784	22.4%

Average revenue per retail broadband subscriber per month ($’s)	49.49	54.32	(4.83)	(8.9%)
Average revenue per retail broadband subscriber per month before wireless broadband ($’s)	46.96	50.42	(3.46)	(6.9%)

Note: statistical data represents management’s best estimates.

(i)	Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subscriber numbers.

(ii)	Our broadband subscribers include 204k subscribers relating to our wireless broadband products for December 2006 and 47k for December 2005.
Our narrowband products allow customers to connect to the internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. During the half-year there was continued demand for capacity combined with competitive pricing which resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our narrowband products and resulted in a significant decline in our narrowband revenues.
There are a range of internet products and packages offered under our BigPond brand. Telstra BigPond home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond broadband provides broadband internet services to consumer and business customers via HFC (Hybrid Fibre Coaxial) cable, ADSL (including ADSL 2+), satellite and wireless on the Next G™ and CDMA networks.
For the half-year ended 31 December 2006, our internet revenue grew by 29.9% or $199 million to $865 million. The subscriber base for our broadband products grew significantly, partially due to migration from narrowband products

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
but also due to growth in the overall online market. As at 31 December 2006, we had approximately 3.5 million broadband customers with over 1.8 million of these being retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
Narrowband revenue decreased by 32.5% to $79 million for the half-year. Home subscribers have declined by 30% to approximately 684k and business subscribers by 21% to approximately 135k. The decline in narrowband revenue highlights the growing impact of dial-up to broadband migration. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
Retail broadband revenue increased by 50.2% to $497 million for the half-year, mainly due to strong increases in SIOs, although overall ARPU declined half on half. Broadband ARPUs have however been maintained compared with the second half of fiscal 2006. ADSL, cable and wireless have been key drivers of the SIO growth, with ADSL increasing by 51.4% to 1,303k subscribers and cable increasing by 19.8% to 308k subscribers. Wireless contributed to overall subscriber growth with BigPond EVDO launched in August 2005 and HSDPA on the Next G™ network launched in October 2006. These products contributed 157k to the increase in our subscribers over the last 12 months. BigPond marked its 10th anniversary in November with the launch of national high speed broadband network. The network delivers significantly increased speeds from exchanges offering ADSL 2+ services. The introduction of a number of key price and value campaigns has also stimulated broadband take up including, high-speed cable plans, price/value offers which included a combination of discounting access and installation offers, various sales channel and marketing initiatives and competitive differentiation such as appealing and popular content offers.
As our customers migrate from narrowband to broadband our overall blended ARPU has increased from December 2005 to December 2006. This result is due to broadband subscribers increasing at a greater rate than narrowband migration. Broadband subscribers have a substantially higher APRU than narrowband and the proportional mix of customers has changed.
Wholesale broadband revenue increased by 33.5% to $279 million for the half-year ended 31 December 2006, driven by a continuing strong market demand for high bandwidth services stimulated by retail competition. Wholesale DSL internet grade has grown by 33.7% to $251 million driven by SIO growth of 29.6% to 1,391k, combined with delayed ULL build activity and a stable average revenue per user. Spectrum sharing services has also contributed to revenue growth, after strong SIO growth from 90k to 230k.
Other revenue, which is made up of media content and BigPond webhosting services, increased by 11.1% or $1 million over the half-year. BigPond webhosting services primarily relates to the hosting of fully functional personal or business websites for customers, however the majority of the revenue growth can be attributed to media content with movie, music, games and sport content all growing over the period.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
IP & data access
IP & data access

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Internet direct	81	70	11	15.7%
Specialised data:
- Frame relay	136	157	(21)	(13.4%)
- ATM	40	46	(6)	(13.0%)
- Digital data services	82	104	(22)	(21.2%)
- Leased lines	114	112	2	1.8%
- International private lines	14	14	—	0.0%
- Other specialised data	18	18	—	0.0%

Total specialised data	404	451	(47)	(10.4%)
IP access	193	152	41	27.0%
Wholesale internet & data	111	100	11	11.0%

Total IP & data access revenue	789	773	16	2.1%

Domestic Frame access ports (in thousands)	29	33	(4)	(12.1%)

Note: statistical data represents management’s best estimates.
Our operating revenue from IP and data access products consists of revenue from Internet direct, specialised data, IP Access and Wholesale internet and data. This product suite is used primarily by small to large enterprise customers. IP and data access has increased by 2.1% or $16 million driven mainly by IP access, internet direct and wholesale internet and data. IP access has grown due to newer technology attracting a migration of small business and enterprise customers from mature products in specialised data.
Internet direct has increased by 15.7% to $81 million due mainly to Telstra Virtual ISP where a commercial deal signed has helped increase SIOs by 38k or 100%. The Telstra Virtual ISP product brings together our MegaPoP national dial-IP platform with our wholesale internet solution to provide dedicated dial-up ports that customers can on-sell to end users.
Specialised data has declined by 10.4% to $404 million in revenue due to the maturing nature of the products in this category with most customers moving to IP Access products which provide better business solutions. Digital Data Services (DDS), is a maturing product with majority of customers now opting for symmetrical HDSL solutions. Digital data access has declined as wholesale customers are leaving this product and building their own networks. The maturity in DDS products has lead to a decline in revenue of 21.2% or $22 million.
Frame revenue has declined by 13.4% to $136 million due to frame products maturing and customers migrating to newer technologies particularly Symmetrical HDSL. ATM has declined 13.0% to $40 million due to customers moving to other leased lines, IP MAN and IP WAN. The migration of ATM customers to other leased lines has resulted in a revenue increase in this category, offset by voice graded dedicated lines due to customers migrating to DSL based or wireless technologies like IP MAN and IP WAN.
Our operating revenue from IP access is driven primarily by the increased use of IP services by business customers (small to medium enterprises), the introduction of new products to meet customer needs and the increased use of the internet by businesses at greater bandwidth. IP access has grown by 27.0% to $193 million due to new subscribers in

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Symmetrical HDSL, IPWAN and IPMAN/Ethernet. Symmetrical HDSL has increased SIOs by 52.0% with increased revenue of $18 million underlining the growth phase of this product due to the demand for broadband/VPN networks.
IPMAN/Ethernet and IP WAN have increased revenue in the IP access category by $25 million. IP MAN/Ethernet products have increased volume by 49.0% due to the capability to provide ‘next generation’ data access services with high-speed IP and Ethernet access solutions respectively for large to medium corporate enterprises. This is particularly underlined by the government sector’s demand for wideband intern et protocol. IP WAN growth can be attributed to increased discounting and the beneficial impact of being part of bundled solutions such as Connect IP.
Wholesale internet and data has increased by 11.0% or $11 million mainly due to wholesale leased transmission increasing revenue by $11 million driven by transmission growth. Main reasons behind the growth include an increase in end user bandwidth demand driven by corporate networks, internet usage, ISPs growing DSL network coverage and requiring backhaul and mobile providers requiring additional backhaul to support bandwidth requirements for their 3GSM networks. The SIOs for transmission have increased by 3k or 26.0%. Wholesale VPN (virtual private networks) also grew by $4 million as wholesale customers found an attractive alternative to deliver better internet solutions, offset by our wholesale internet products which have declined by $6 million due to pricing pressures in the market place.
Business services and applications
Our operating revenue from business services and applications is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services which is network based voice and data products, including CPE management, radio networks and new wireless based technologies;

•	IT services which is managed customer infrastructure (e.g. desktop and end user devices), hosting and application development. In addition, IT services also includes professional consulting and deployment services;

•	business applications including IP telephony, end to end conferencing solutions and products that support transaction services; and

•	our eBusiness and global data centre.

Business services and applications

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Managed network services	136	154	(18)	(11.7%)
IT services	279	298	(19)	(6.4%)
Business applications	61	54	7	13.0%
Other	25	1	24	n/m

Total business services and applications revenue	501	507	(6)	(1.2%)

For the half-year ended 31 December 2006, business services and applications revenue declined 1.2% to $501 million mainly due to lower managed network services and IT services revenue.
The decrease in managed network services revenue of 11.7% or $18 million was driven by reductions in managed voice and data products, together with managed WAN and radio. Managed voice and managed data declined due to reduced project activity, lower CPE leasing and product substitution to IP telephony. Managed WAN and managed radio was lower across a number of customers and also experienced lower construction activity.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
IT services revenue declined by $19 million to $279 million for the half-year mainly due to the sale of Australian Administration Services (AAS) in August 2006. The half-year to December 2005 included a full 6 months of revenue compared to only 2 months in the current half-year. This decline was partially offset by revenue earned from a number of new government contracts signed, along with the Department of Defence’s Central Office IT Infrastructure Support Services contract signed in December 2005 which is a five-year contract for an estimated $200 million.
Business applications has primarily grown due to IP telephony as customers transition from traditional systems to converged voice and data platforms, together with improved contact solutions revenues, particularly network computer telephony integration (CTI).
Other revenues have increased due to the recognition of managed industrial network services being reported separately from the external construction product this half-year. Overall the revenue from this product has remained flat after an increase in sales offset by a change in the recognition policy for project losses. Previously losses were recognised over the life of the project whereas this now occurs up front.
Advertising and directories
Our advertising and directories revenue is predominantly derived from our wholly owned company, Sensis, and its controlled entities. The Sensis group provides innovative advertising and search solutions through a print, online, voice, wireless and satellite navigation network.
The majority of Advertising and Directories revenue is derived from our print and online directories — Yellow™ and White Pages® — which have grown steadily overall due to the introduction of new print and directory advertising initiatives.
Advertising and directories

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Advertising and directories revenue	824	944	(120)	(12.7%)

The half-year revenue result was impacted by the deferral of the Melbourne Yellow™ print directory production from December 2006 to January 2007. Excluding the impact of the revenue deferral of $174 million from our prior year results, our Advertising and Directories revenue grew by 7.0%. The acquisition of SouFun has also contributed $24 million to the Advertising and Directories revenue during the half-year.
For a detailed description of the performance in this area, please refer to the Sensis financial summary on page 44.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Offshore controlled entities
The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSL New World Mobility Group (CSLNW), which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as Hong Kong CSL Limited, until March 2006 when this entity merged with Hong Kong based mobile company New World PCS. As a result of this transaction, we own 76.4% of the merged entity;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.
Offshore controlled entities — revenue

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

CSL New World	519	373	146	39.1%
TelstraClear	286	321	(35)	(10.9%)
Other offshore controlled entities	173	139	34	24.5%

Total offshore controlled entities revenue	978	833	145	17.4%

Consolidated revenue from offshore controlled entities increased for the half-year ended 31 December 2006 by 17.4% to $978 million. This growth was primarily due to the following factors:
•	CSLNW revenue growth of 39.1% to $519 million was driven by strong growth in mobile services revenue and mobile handset revenue. This growth was mainly due to additional revenue of $121 million being generated as a result of the merger between Hong Kong CSL and New World PCS in March 2006. Mobile services revenue was driven by rising data, international voice and prepaid revenue. However this was offset by declining local voice revenue due to the impact of sustained pricing pressure. Mobile handset revenue growth was mainly due to the merger and handset promotions being well received by the market. Revenue growth was also effected by a $9 million unfavourable foreign exchange rate impact.
•	TelstraClear experienced a net decline in revenue of 10.9% to $286 million. There were significant declines in calling revenues largely due to lower usage and falls in the customer base along with a decline due to fewer one-off implementation charges. Internet revenue declined due to market led price erosion and a smaller customer base mainly in the business segment. Revenue was also negatively impacted by the NZ$ exchange rate, with a $20 million foreign exchange impact. Access revenue growth partially offset the other categories of decline, mainly due to increased gateway revenue in the business segment.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
•	The 24.5% growth to $173 million growth in other offshore controlled entities revenue was mainly due to growth in Asia, US and Europe. The Asian market business grew by $14 million mainly due to continued strong sales growth in the established Telstra Singapore and Telstra Hong Kong businesses. The KAZ business also exhibited strong growth in the same region. The US business grew by $10 million mainly as a result of a major contract to provide telecommunications solutions over an integrated global IP-based network. Predominantly the growth resulted from the Service Provider Channel in the USA, particularly Global Crossing and to a lesser degree Broadwing. Revenue growth in Europe of $9 million was mainly due to increases in data and hosting revenue growth through PSINet. This growth was partly offset by the continued erosion of the Powergen and Cable Telecom customer bases.
For further detail regarding the performance of our major offshore subsidiaries CSLNW and TelstraClear, refer to the business summaries on pages 46 and 47.
Pay TV bundling
Pay TV bundling

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Pay TV bundling revenue	164	156	8	5.1%

FOXTEL Pay TV bundling subscribers (thousands)	309	287	22	7.7%
Austar Pay TV bundling subscribers (thousands)	38	54	(16)	(29.6%)

Total Pay TV bundling subscribers (thousands)	347	341	6	1.8%

Note: statistical data represents management’s best estimates.
Total pay TV bundling revenue grew by 5.1% to $164 million for the half-year ended 31 December 2006, with FOXTEL revenue growing $11 million, offset by a decline in AUSTAR revenue of $3 million.
FOXTEL bundled services revenue grew by 8.6% to $145 million after an increase in subscribers by 7.7%, largely due to the FOXTEL conversion campaign during the half-year targeting both new customers and existing analogue customers. Higher revenue per user and a reduction in discounts also contributed to the revenue growth. FOXTEL on the Next G™ handsets was made available in October 2006 and as a result it is yet to have any significant impact on revenue growth.
At 31 December 2006, analogue services in operation represented approximately 1% of FOXTEL subscribers compared with 21.4% at the same time last year. We are in the process of closing the analogue network and as a result analogue services remaining will be minimal.
The AUSTAR bundled services revenue decline for the half-year of 14.1% to $19 million was mainly due to a declining subscriber base, as a result of limited marketing activity undertaken throughout the period.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Other minor items
Other minor items

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

HFC cable usage	40	41	(1)	(2.4%)
Commercial and recoverable works	14	25	(11)	(44.0%)
External construction	18	59	(41)	(69.5%)
Other	64	50	14	28.0%

Total other minor items revenue	136	175	(39)	(22.3%)

Operating revenue from other minor items decreased by 22.3% to $136 million for the half-year ended 31 December 2006. The revenue decline was mainly due to lower external construction and commercial and recoverable works.
External construction revenue decreased by 69.5% to $18 million. External construction revenue, which is generated by the delivery of communications network infrastructure solutions, declined mainly due to a $24 million reclassification of revenue into managed industrial networks, part of business services and applications, and a decrease in revenue from carrier customers. All carrier customer projects are progressively being wound down as we move out of this business. These decreases were marginally offset by an increase in activity relating to the construction of the 3GSM 2100 network in conjunction with our joint venture partner, Hutchison.
Commercial and recoverable works revenue declined 44.0% to $14 million mainly due to the conclusion of certain contracts, the discontinuing of network build projects for our competitors and the shift from using full-time staff to contractors for recoverable work, thereby reducing expenditure, but also reducing revenue on this activity.
HFC cable usage is made up of revenue received from FOXTEL for cable installations and service calls. Revenue decreased marginally as a result of a decline in cable field works as FOXTEL are taking up their own installation activity. This decrease was partially offset by an increase in revenue share due to higher subscriber numbers and continuing migration from analogue to digital.
Other revenue increased by 28.0% to $64 million mainly due to increases in overdue account payments revenue as a result of a $4 increase for overdue bills $200 and higher, and pricing plan adjustments revenue increasing due to incorrect pricing based on some of our plans.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Other revenue
Other revenue

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Rental Income	15	10	5	50.0%

Rental income growth was mainly due to changes to some of our data centre leases, along with a sublease agreement relating to the office space Australian Administrative Services (AAS) continues to occupy.
Other income
Other income

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Proceeds from sale of property, plant and equipment	15	17	(2)	(11.8%)
Proceeds from sale of investments	242	—	242	—

Asset/investment sales	257	17	240	n/m

Cost of property, plant & equipment	(11)	(8)	(3)	37.5%
Cost of investment	(194)	—	(194)	—

Cost of asset / investment sale	(205)	(8)	(197)	n/m

Net gain/loss on assets/investment sale	52	9	43	477.8%

USO levy receipts	25	28	(3)	(10.7%)
Government subsidies	51	63	(12)	(19.0%)
Miscellaneous income	24	29	(5)	(17.2%)

Other income	100	120	(20)	(16.7%)

Total other income	152	129	23	17.8%

Total other income increased by 17.8% to $152 million for the half-year ended 31 December 2006.
Income growth in this area was driven by proceeds from sale of investments of $242 million. This mainly related to the sale of Australian Administration Services (AAS) in August 2006, the superannuation administration business of our KAZ Group, for $231 million, recognising a net gain on sale of approximately $44 million. We also sold Platefood Limited, which provided search marketing software and search results to directories and media companies, in November 2006. Proceeds from this sale were $10 million, with a net gain on sale of $4 million.
The decline in revenue for the half-year ending 31 December 2006 was mainly due to less revenue being received in relation to the Broadband Connect Australia scheme compared with the prior year. Also contributing to the decline was the timing of the final Esten scheme payment, which is not due until the second half of 2007. The Esten scheme provides funding for mobile coverage in designated rural areas.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Operating expenses

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	1,996	2,053	(57)	(2.8%)
Goods and services purchased	2,566	2,195	371	16.9%
Other expenses	2,318	2,011	307	15.3%

	6,880	6,259	621	9.9%
Share of net loss from jointly controlled and associated entities	1	1	—	0.0%

	6,881	6,260	621	9.9%
Depreciation and amortisation	1,978	1,800	178	9.9%

Total operating expenses	8,859	8,060	799	9.9%

In the half-year ended 31 December 2006, our total operating expenses (including share of net loss from jointly controlled and associated entities) was $8,859 million, compared with $8,060 million in the prior corresponding period. Our operating expenses have been impacted by the following factors:
•	higher goods and services purchased mainly relating to cost of mobile sales as a result of increased market campaign activity, especially following the launch of the Next GTM network;

•	costs associated with transformational initiatives, mainly related to service contracts and other agreements, amounting to $137 million;

•	growth in depreciation on our communications plant asset base along with the impact of a service life review of our asset base as part of transformation activities. The impact of this service life review increased depreciation expense by $148 million in the current half-year;

•	additional operating expenses of $152 million in the half year ended 31 December 2006 from our acquisition activity including the SouFun acquisition, as well as the inclusion of a full six months of expenses relating to entities we acquired in the second half of fiscal 2006. This included expenses relating to Adstream and New World PCS. Offsetting this increase is a reduction to our expenses of $33 million, attributable to our divestment of Australian Administrative Services (AAS) in August 2006;

•	lower labour expenses as a result of reduced staff numbers and the utilisation of the restructuring and redundancy provision raised at the end of fiscal 2006, which has the effect of lowering our redundancy expense compared with the prior half-year; and

•	lower network payment costs as a result of reduced mobile terminating access rates and lower net costs flowing through from REACH, resulting in lower offshore outpayments.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Labour expense
Labour expense includes:
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include casual and part time employees or employees in our offshore subsidiary entities. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
During fiscal 2006, we undertook a comprehensive review of the sources of our workforce numbers and this resulted in a restatement of our workforce figure for the half-year ended 31 December 2005. For 31 December 2005, we previously reported domestic full time employees of 39,406, full time employees and employed equivalents of 45,876 and total workforce of 52,705. We have revised these numbers for the half-year reporting purposes after standardising our subsidiary entities’ methodology for reporting workforce numbers and reviewing some of our data capture systems. We have also revised the way we count staff on long term leave to exclude them from our reported staff balances to enable us to better manage the business.
Labour expense

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Labour expense	1,996	2,053	(57)	(2.8%)

Domestic full time employees (whole numbers) (i)	36,184	39,115	(2,931)	(7.5%)
Full-time employees and employed equivalents (whole numbers) (ii)	43,989	45,456	(1,467)	(3.2%)
Total workforce , including contractors and agency staff (whole numbers) (iii)	48,991	51,057	(2,066)	(4.0%)

Reduction in total workforce in fiscal 2006 excluding impact of the New World merger	(3,859)
Reduction in total workforce since June 2006 excluding acquisition/divestment activity (iv)	(737)
Total reduction in workforce	(4,596)
Note: statistical data represents management’s best estimates.

(i)	Excludes offshore, casual and part time employees. 31 December 2005 balance has been restated, refer to details above.

(ii)	Includes all domestic and offshore employees, including those of our subsidiary entities. 31 December 2005 balance has been restated, refer to details above.

(iii)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff. 31 December 2005 balance has been restated, refer to details above.

(iv)	The reduction in total workforce since June 2006 excludes the impact of our divestment in Australian Administration Services Pty Ltd and our acquisition of SouFun Holdings Ltd, both of which occurred in August 2006.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
During the half-year ended 31 December 2006, our total workforce decreased by 0.9% or 453 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra group as transformation initiatives take effect. During the half-year, we also acquired SouFun Holdings Limited which contributed 1,194 full time equivalent staff and we sold Australian Administration Services, which reduced staff numbers by 910. As highlighted in the above table, excluding the impact of these investment changes, total workforce numbers have declined 737 from 30 June 2006.
Our labour expense decreased by 2.8% to $1,996 million mainly due to:
•	increased levels of redundancy resulting in lower staff levels and therefore a reduction in salary costs;

•	a reduction in redundancy costs;

•	lower overtime payments partially offset by higher contractor and agency payments; and

•	a reduction of worker’s compensation costs based on a decrease due to a lower number of claims and claim payments and an increase in the bond rate.
We incurred redundancy expenses of $51 million for the half-year ended 31 December 2006 compared with $96 million for the comparable period last year. As part of the business restructure, we raised a provision for restructuring and redundancy at the end of fiscal 2006 which has been utilised in line with the level of transformational redundancy activity that has taken place in the current half-year.
The above decreases in labour expense were partially offset by an increase due to pay rises resulting from Enterprise Agreement increases for award staff and contract staff rate increases, together with higher pension costs (due to an adjustment for additional curtailment costs) and the impact of lower labour costs capitalised.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Goods and services purchased
Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items include the costs of mobile handsets and internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contracts, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.
Goods and services purchased

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Cost of goods sold — handset subsidies	417	211	206	97.6%
Cost of goods sold — other	610	406	204	50.2%
Usage commissions	159	130	29	22.3%
Network payments	887	1,005	(118)	(11.7%)
Service fees	171	154	17	11.0%
Managed services	106	91	15	16.5%
Dealer performance commissions	59	35	24	68.6%
Paper purchases and printing	64	86	(22)	(25.6%)
Other	93	77	16	20.8%

Total goods and services purchased	2,566	2,195	371	16.9%

Our goods and services purchased increased in the half-year mainly due to higher mobile handset subsidies and cost of goods sold, offset by lower network payments. This expense category increased by 16.9% to $2,566 million due to the following factors:
•	an increase of $49 million due to the inclusion of a full six months of expenses relating to New World PCS, which was merged with CSL in the second half of the prior fiscal year. The increase is mainly seen in cost of goods sold – handset subsidies and network payments. Offsetting this increase is our divestment of Australian Administrative Services in August 2006, contributing to a decline of $6 million;

•	a rise in cost of goods sold — mobile handset subsidies of $206 million, attributable to an increase in the take up of handsets on subsidised plans as well as higher average subsidies offered. This is mainly due to the launch of the Next GTM network in October 2006 and a significant campaign extending into the first quarter of the fiscal year. As a result, we have seen a larger range of handsets being subsidised. Our average subscriber acquisition and retention cost is $183 for the current half-year, up from $121 in the prior corresponding period, as we invest in our subscriber base to drive growth. In addition, the CSL New World Mobility Group has implemented a more aggressive handset subsidy policy in order to increase handset sales;

•	a rise in other cost of goods sold is mainly due to higher sales volumes for mobile handsets and a higher average cost per handset. This is primarily driven by increased market campaign activity, especially following the launch of the Next GTM network. Strong BigPond broadband demand and sales growth in other product categories such as CPE for small business customers have also driven the increase. Additionally, payments made to Brightstar, which started in the second half of fiscal 2006, also contributed. These payments were made in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Significant costs have been avoided as a result of the Brightstar arrangement, inclusive of the above payments;

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
•	usage commissions increased by 22.3% to $159 million, largely driven by higher commissionable mobile revenue in the half-year, as well as increased uptake of non-mobile related products such as BigPond products;

•	growth in dealer performance commissions, mainly attributable to a higher number of new mobile activations and re-contracts through external dealer channels as a result of increased market campaign activity and the launch of the Next GTM network. These commission payments are contract payments based on specific performance targets;

•	service fees increased by 11.0% to $171 million in the half-year led by a rise in bundling of pay television services due to growth in bundled FOXTEL subscribers, price increases and payments to vendors for content supplied on 3GSM mobile phones. Other drivers for the increase are variable costs related to Blackberry and Mobile Content; and

•	our managed services costs grew by 16.5% to $106 million in the half-year ended 31 December 2006, mainly attributed to increased project management professional service costs by third party suppliers for the support of the major customer contracts growth.
The increases were partially offset by a decrease in other goods and services expenses such as network payments and paper purchases and printing costs.
Our network payments declined by $118 million to $887 million largely due to:
•	a reduction in the mobile terminating access rate to 15 cents per minute, which was backdated to January 2006 based on an ACCC determination. Hence, $61 million of the reduction in our domestic network outpayments relates to the second half of fiscal 2006; and
•	lower payments made to REACH for international capacity and termination costs due to lower net costs flowing through from REACH, which in turn reduces our share of expenses.
The decrease in network payments has been partly offset by volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks. Our offshore outpayments have also grown due to higher outbound roaming revenue, as well as growth in our UK, USA and Asian operations and the consolidation of expenses from New World PCS.
Paper purchase and printing costs decreased by 25.6% to $64 million in the half-year ended 31 December 2006 largely due to the shift of production of the Melbourne Yellow™ print directory from December 2006 to January 2007 this fiscal year, due to the renegotiation of a printing contract. Our divestment of Australian Administrative Services in August 2006 has also contributed to the cost reduction.
Other goods and services purchased has increased by $16 million mainly as a result of an increase in commercial project payments, which increased by $10 million in the half-year ended 31 December. This is mainly due to an accounting adjustment related to previously deferred expenses in relation to several customer contracts.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Other expenses
Other expenses

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Property, motor vehicle and IT rental expense	307	292	15	5.1%
Net foreign currency conversion losses/(gains)	(3)	(3)	—	0.0%
Audit fees	4	4	—	0.0%
Service contracts and other agreements	1,047	892	155	17.4%
Promotion and advertising	212	154	58	37.7%
General and administration	452	398	54	13.6%
Other operating expenses	197	188	9	4.8%
Impairment and diminution expenses	102	86	16	18.6%

Total other expenses	2,318	2,011	307	15.3%

Our other expenses were $2,318 million in the half-year ended 31 December 2006, a 15.3% increase. Our other expenses in the current half-year include $48 million relating to a full six months of expenses, attributable to the merger of CSL with New World PCS, the consolidation of expenses from SouFun, and Adstream which was acquired in the second half of the prior fiscal year. This increase is partially offset by the divestment of Australian Administrative Services in August 2006 of $4 million.
The movement in the significant categories of other expenses is discussed below.
The largest component within this expense category is service contracts and other agreements. The expense increased by 17.4% to $1,047 million in the half-year ended 31 December 2006, mainly driven by the following factors:
•	costs associated with transformational initiatives largely associated with the IP enablement of our network and IT transformation of $80 million;
•	payments to Brightstar for management of our Channel Logistics Operations centre, which did not exist in the prior corresponding period. A payment is made to Brightstar based on the volumes of handsets shipped out from the centre to the various sales channels;
•	volume based increases including increased activations, billing enquiries and content related payments for BigPond products due to product growth; and
•	a rise in consultancy costs associated with the company transformation activity.
Our promotion and advertising costs increased by 37.7% to $212 million during the half-year mainly due to increased spend related to the launch of the Next GTM network, as well as more marketing activity to stimulate growth of Broadband and wireless products.
General and administration expenses increased by 13.6% to $452 million in the half-year ended 31 December 2006. This is mainly driven by changes in booking practices following improved invoicing procedures, which has seen costs previously booked to Service Contracts and Agreements now reclassified as accommodation and information technology costs. Also contributing to the increase is higher building maintenance costs, as well as electricity costs associated with running the new Next GTM network. Our training costs have also increased due to our focus on training and equipping our field staff in order to better service and satisfy customer needs, which is an important part of the transformation. Legal costs have risen during the half-year due to increased litigation and other legal work, including

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
the Crazy John’s Mobile World litigation, Optus Home Access litigation, Shareholder class action and the IT transformation. The increases have been partially offset by lower IT costs arising out of the re-negotiation of an IT vendor contract as part of the transformation strategy.
Our impairment and diminution expense has increased by 18.6% to $102 million in the half-year ended 31 December 2006. This is mainly attributable to increased bad and doubtful debt expenses and higher inventory write down expenses. Our doubtful debt expense has risen due to increased aged debt associated with broadband customers, as well as a large decrease in the prior corresponding period, which related to a provision for doubtful debts no longer required. Our inventory write down expense has increased in our construction business due to the transformation, as well as the impact of extra mobile handsets, causing slow moving stock to be written off more quickly. Partially offsetting these increases was lower non-inventory impairment costs largely due to the retirement of several IT assets in the prior fiscal year. The prior corresponding period has also included costs associated with the cancellation of partially completed capital projects, which were not required in the current half-year.
Property, Motor Vehicle and IT rental expense increased by $15 million to $307 million, mainly due to the consolidation of expenses from New World PCS, which was merged with CSL in the second half of the prior fiscal year. This is partly offset by lower IT rental expense as a result of the purchase, instead of the lease, of a number of new servers.
Other operating expenses increased by $9 million during the half-year primarily due to lower capitalised costs resulting in higher labour costs being expensed. The increases have been offset by reductions in miscellaneous purchases and material usage due to a lower level of activity compared to the prior corresponding period.
Share of net loss from jointly controlled and associated entities
Share of net loss from jointly controlled and associated entities

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Share of net loss from jointly controlled and associated entities	1	1	—	0.0%

Our share of net loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
Prior year results included the net position of payments made to REACH and FOXTEL, offset by equity profits in Xantic. We have since sold the Xantic business and no equivalent payments have been made to REACH or FOXTEL in the current year. Our net loss from jointly controlled and associated entities is minimal.
There were no significant unrecognised profits/losses in either FOXTEL or REACH. As the carrying value of our investment in both REACH and Foxtel has been written down to nil, any share of profits/losses from these entities will not be recognised. These entities will resume equity accounting once the accumulated losses have been fully offset by our share of profits derived from these entities.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Depreciation and amortisation
Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Depreciation	1,592	1,437	155	10.8%
Amortisation	386	363	23	6.3%

Total depreciation and amortisation	1,978	1,800	178	9.9%

Our depreciation and amortisation expense has risen by 9.9% to $1,978 million for the half-year ended 31 December 2006.
During the second half of last fiscal year, as part of the transformation strategy we undertook a strategic review of the service lives of our assets. The result of this was an acceleration of depreciation and amortisation of certain CDMA network, switching and software assets, which has contributed $148 million to the year on year increase. We have not accelerated the depreciation and amortisation of CDMA assets where those assets are deemed to have alternative future uses (i.e. the CDMA spectrum will continue to be used with the Next GTM network).
Excluding this impact, depreciation grew by 1.7% to $1,830 million. Contributing to this increase were:
•	further growth in our communications plant; and

•	the acquisitions of Adstream (February 2006), the merging of New World PCS with Hong Kong CSL (March 2006) and SouFun (August 2006) (contributing a total of $33 million).
Net finance costs
Net finance costs

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Borrowing costs	511	481	30	6.2%
Finance leases	6	1	5	500.0%
(Gain)/loss in fair value hedge instruments	12	(21)	33	(157.1%)
Unwinding of discount on liabilities recognised at present value	20	20	—	0.0%

Finance costs	549	481	68	14.1%
Finance income	(29)	(41)	12	(29.3%)

Net finance costs	520	440	80	18.2%

Our finance costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile;

•	movements in our borrowing cost margins;

•	our interest payment profile; and

•	our level of cash assets (affects net debt).

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Our net debt levels increased from $12,776 million as at 31 December 2005 to $14,473 million as at 31 December 2006. This increase was driven by lower net cash produced from the ongoing operations of the business and higher capital cash demands from our transformation investment.
Total finance costs have increased by 14.1% to $549 million due to increased borrowing costs and a movement in gains/losses on fair value hedge instruments. The increase in borrowing costs of 6.2% is primarily as a result of increased net debt levels combined with the impact of increased interest rates in the half-year. The gain/loss on fair value of hedge instruments moved from a gain of $21 million for the half-year ending 31 December 2005 to a loss of $12 million in the current half due to a decrease in our borrowing credit margins.
Income tax expense
Income tax expense

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Income tax expense	706	902	(196)	(21.7%)

Effective tax rate	29.2%	29.6%		(0.4%)
Income tax expense decreased by $196 million in the half-year ended 31 December 2006, mainly as a result of the decrease in operating profit before income tax expense.
The effective tax rate in the current half-year is 29.2% compared with the prior half-year of 29.6%. The effective tax rate is consistent with the commonwealth statutory income tax rate of 30.0%. Our effective tax rate was affected by the non taxable profit on sale of the Australian Administration Services Group as it was offset by carried forward capital losses.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Major subsidiaries — financial summaries
Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSL New World Mobility. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.
Sensis financial summary
We are a leading provider of advertising and search services through our advertising business Sensis and its controlled entities. Sensis provides innovative advertising and search solutions through a print, online, voice, wireless and satellite navigation network.
Sensis financial summary

	Half-year ended 31 December
	2006	2005	Change	Change
	$m	$m	$m	%

Sales revenue	885	1,002	(117)	(11.7%)
Total income	889	1,002	(113)	(11.3%)
Total expenses (including depreciation and amortisation)	496	477	19	4.0%
EBITDA	448	562	(114)	(20.3%)
EBIT	393	525	(132)	(25.1%)
CAPEX	68	45	23	51.1%

EBITDA margin	50.6%	56.1%		(5.5%)
Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
The half-year result was impacted by the deferral of the Melbourne Yellow™ print directory production from December 2006 to January 2007. Excluding the impact of this result of $174 million in revenue and $15 million in expenses from the prior year, total income grew by 7.4% and EBITDA 11.2%, whilst EBIT grew 7.4%. On this basis, EBITDA margin was 48.7% in the prior year and has grown to 50.6% in the current year.
Sensis total income is split into the following categories:
Sensis total income

	Half-year ended 31 December
	2006	2005	Change	Change
	$m	$m	$m	%

- YellowTM revenue	526	692	(166)	(24.0%)
- WhitePages revenue	146	135	11	8.1%
- Classified revenue	65	71	(6)	(8.5%)
- Emerging business	63	46	17	37.0%
- SouFun revenue	24	—	24	n/m

Total advertising and directories	824	944	(120)	(12.7%)
Voice	55	52	3	5.8%
Other	6	6	—	0.0%

Total Sensis sales revenue	885	1,002	(117)	(11.7%)
Other income	4	—	4	n/m

Total Sensis external income	889	1,002	(113)	(11.3%)

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Excluding $174 million of revenue earned relating to Melbourne Yellow™ print in the prior fiscal year, Yellow™ revenue grew by 1.5% to $526 million, driven by strong online usage and new initiatives such as Home@Yellow™. Home@Yellow™ is a new website that offers people thinking of renovating their home all the information, advice and online tools they need to make an informed choice before contacting a supplier.
White Pages® revenue grew by 8.1% to $146 million. This was driven by continued strong advertiser support and new advertiser products such as In-Column Screen Highlighter, a new option for advertisers seeking to stand out in the White Pages® print directories.
Classifieds revenue declined largely as a result of competitive factors in print, although online growth continues to be strong.
Emerging businesses delivered 37.0% growth to $63 million. Location & Navigation experienced strong double digit growth driven by accelerating satellite navigation demand, while demand for MediaSmart online solutions also grew strongly.
In August 2006, we acquired 55% (on an undiluted basis) of the issued capital of SouFun, a leading real estate and home improvement website in China, for a total cash consideration of US$254 million. SouFun provides an entry point into China, allowing Sensis to leverage core capabilities into a larger, faster growing and less mature market than Australia. SouFun has contributed $24 million in revenue for the half-year ended 31 December 2006.
Total expenses increased by 4.0% due mainly to the following:
•	labour expenses grew by $11 million due to organic growth of the workforce and through the acquisition of Adstream in February 2006 and SouFun;

•	excluding the $15 million impact of the production shift of Melbourne Yellow™ print from December 2006 to January 2007, cost of goods sold decreased by $1m as a result of lower negotiated printing costs;

•	other costs increased by $5 million due to increased promotion and advertising spend and acquisitions; and

•	depreciation and amortisation expense grew by $18m due to a change in software amortisation policy and investment in emerging business.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
CSL New World Mobility Group financial summary
The CSL New World Mobility Group (CSLNW) is our Hong Kong based mobile group. It was formed in March 2006 when we merged the CSL entity with New World PCS to form CSLNW. This transaction involved us exchanging a 23.6% share in CSL and receiving a controlling interest in the merged group of 76.4%.
CSLNW operates in the highly competitive Hong Kong mobile market, with the CSL part of entity being one of Hong Kong’s premium providers of mobile voice and data services and New World PCS targeting value conscious customers with a low cost business model. The merged entity provides a broad customer base for growth.
CSL New World Mobility Group
financial summary

	Half-year ended 31 December			Half-year ended 31 December
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%

Total income	519	375	38.4%	3,085	2,189	40.9%
Total expense (including depreciation & amortisation)	484	338	43.2%	2,752	1,847	49.0%
EBITDA	140	108	29.6%	835	628	33.0%
EBIT	35	37	(5.4%)	333	342	(2.6%)
CAPEX	35	51	(31.4%)	211	296	(28.7%)

EBITDA margin	27.0%	28.9%	(1.9%)	27.1%	28.9%	(1.8%)
Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Operating expenses in the current year include depreciation and amortisation. The previously reported operating expense exclusive of depreciation and amortisation for the half-year ended 31 December 2005 was AUD$267 million/ HK$1,561 million.
Total income increased by 40.9% to HK$3,085 million in the half-year to 31 December 2006, largely due to the additional revenue generated as a result of the inclusion of the New World PCS business from March 2006. New World PCS contributed 80% or HK$719 million to the revenue growth of HK$896 million. Revenue growth was also driven by rising data, international voice, mobile virtual network operator (MVNO) and prepaid revenues, offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.
Total expenses increased by 49.0% to HK$2,752 million mainly due to the following:
•	inclusion of operating expenses of HK$722 million relating to New World PCS;

•	increased subsidies mainly due to aggressive marketing offers; and
•	depreciation and amortisation expense increased mainly due to the inclusion of the New World PCS business and carrying higher network assets due to the roll out of their 3GSM network.
EBITDA increased by 33.0% to HK$835 million whilst EBIT decreased by 2.6% to HK$333 million due to the impact of higher depreciation, which resulted mainly from the inclusion of the New World PCS business.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
TelstraClear financial summary
TelstraClear is the second largest full service carrier in New Zealand and has been operating in its current form since December 2001. TelstraClear is a voice and data company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.
TelstraClear financial summary

	Half-year ended 31 December			Half-year ended 31 December
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	NZ$m	NZ$m	%

Total income	286	321	(10.9%)	335	349	(4.0%)
Total expense (including depreciation & amortisation)	306	339	(9.7%)	354	365	(3.0%)
EBITDA	43	51	(15.7%)	50	56	(10.7%)
EBIT	(20)	(18)	11.1%	(19)	(16)	18.8%
CAPEX	63	58	8.6%	74	63	17.5%

EBITDA margin	15.0%	15.9%	(0.9%)	14.9%	16.0%	(1.1%)
Note: Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in Telstra’s consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
Operating expenses in the current year include depreciation and amortisation. The previously reported operating expense exclusive of depreciation and amortisation for the half-year ended 31 December 2005 was AUD$270 million/ NZ$293 million.
For the half year ended 31 December 2006, revenue declined by 4.0% to NZ$335 million as a result of:
•	a decline in calling revenues due to lower usage and competitor-led price erosion;

•	internet product competition resulting in price erosion, specifically in the small business and consumer segments; and

•	mobile revenues declining due to fewer customers in the business segment.
This reduction was offset by:
•	an increase in access revenue due to increased gateway revenues; and

•	an increase in data revenue in the wholesale segment.
Total operating expense including depreciation and amortisation decreased by 3.0% to NZ$354 million as a result of:
•	a decrease in labour expenses due to a restructure of the business as a result of a ‘Strategy & Structure’ review; and

•	a decrease in outpayments due to lower revenues and leased data tail savings.
This reduction in expenses was offset by an increase in promotion and advertising due to increased activity to improve brand awareness.
The NZ$ exchange rate had an unfavourable impact on revenues by AUD$20 million and expenses by AUD$22 million.
Capex has increased by 17.5% to NZ$74 million due to:
•	core network expansion; and
•	preparing to take advantage of local loop unbundling.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Cash flow
Cash flow data

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Receipts from customers (inclusive of GST)	12,736	12,417	319	2.6%
Payments to suppliers/employees (inclusive of GST)	(8,339)	(7,466)	(873)	11.7%

Net cash generated from operations	4,397	4,951	(554)	(11.2%)
Income taxes paid	(966)	(1,003)	37	(3.7%)

Net cash provided by operating activities	3,431	3,948	(517)	(13.1%)

Net cash used in investing activities	(2,569)	(1,992)	(577)	29.0%

Operating cash flows less investing cash flows	862	1,956	(1,094)	(55.9%)

Movements in borrowings/finance leases	1,179	229	950	414.8%
Staff payments of share loans	11	11	—	0.0%
Dividends paid	(1,739)	(2,485)	746	(30.0%)
Finance costs paid	(540)	(470)	(70)	14.9%
Purchase of shares for employee share plans	—	(6)	6	-

Net cash used in financing activities	(1,089)	(2,721)	1,632	(60.0%)

Net decrease in cash	(227)	(765)	538	(70.3%)

Net cash provided by operating activities
Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
During the half-year ended 31 December 2006, net cash provided by operating activities decreased by 13.1% to $3,431 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products, as well as increased revenue from our acquisition activities. Our higher expense payments were mainly due to higher cost of mobile sales as we continue to invest in our subscriber base to drive future growth, as well as an increase in expenditure relating to the transformation.
In addition, our cash paid to the Australian Taxation Office was $37 million lower in the current half-year mainly due to a higher final tax payment in the prior year arising from a low instalment rate in fiscal 2005. Offsetting this position were tax refunds in fiscal 2005 relating to amendments of previous tax returns, together with a higher fourth instalment payment in the current half-year arising from a higher instalment rate in fiscal 2006.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Net cash used in investing activities
Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Half-year ended 31 December
	2006	2005	Change	2006/2005
	$m	$m	$m	(% change)

Switching	340	187	153	81.8%
Transmission	299	186	113	60.8%
Customer access	297	423	(126)	(29.8%)
Mobile telecommunications networks	566	486	80	16.5%
International assets	221	179	42	23.5%
Capitalised software	395	212	183	86.3%
Specialised network functions	88	86	2	2.3%
Other	303	226	77	34.1%

Operating capital expenditure	2,509	1,985	524	26.4%
Other intangibles	—	58	(58)	n/m

Capital expenditure before investments	2,509	2,043	466	22.8%
Add: investment expenditure	337	19	318	n/m

Capitalised expenditure and investments	2,846	2,062	784	38.0%
Sale of property, plant and equipment	(25)	(20)	(5)	25.0%
Sale of shares in controlled entities (net of cash disposed)	(222)	(16)	(206)	n/m
Interest received	(30)	(34)	4	(11.8%)

Net cash used in investing activities	2,569	1,992	577	29.0%

During the half-year, our expenditure on operating capital, intangibles and investments amounted to $2,846 million, an increase of 38.0% on the previous half-year, largely driven by our transformation program.
The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of a decrease in customer access. The drivers of our operating capital expenditure for the half-year were as follows:
•	higher domestic switching as a result of our wireline transformation program, which involves transforming our existing voice, data, IP and DSL networks into a single internet (IP) based network. Most of the expenditure relates to IP enablement of our network. Further expenditure was also incurred to cater for increased demand for broadband multi-media services and replacement of redundant technology;
•	higher transmission expenditure due to increased transmission installation to cater for increased IP traffic, as well as additional capacity to support the roll out of the new Next GTM network. Another driver is the increased demand for broadband and other high speed products, which necessitates higher transmission capacity;
•	lower expenditure on customer access due to the achievement of operational and technology efficiencies in the access network through the deployment of a new generation of Digital Subscriber Line (DSL) equipment, increased utilisation of available network capacity, and other alternative technology solutions. This is partly offset by increased expenditure to provide increased broadband capacity and higher speed internet services;

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
•	higher expenditure on our mobile networks primarily due to the Next GTM network which was deployed ahead of schedule. At the half-year, the Next GTM network comprised over 5,100 base stations. Offsetting the increase is a reduction in spend related to our 2GSM and CDMA networks, as well as higher payments to Hutchison in the prior period related to the purchase of a 50% share of their 3GSM 2100 MHZ network;

•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased internet traffic with the United States and Japan;

•	significantly higher expenditure on capitalised software as we embark on a 5 year program to transform our IT environment through deployment of new capabilities and reduction in the number of systems. We have exited over 140 systems, and finalised all planned product and systems integrator contracts;

•	consistent expenditure on specialised network functions. Expenditure increased to improve the reliability and robustness of the network and BigPond rebuild program. This was offset by the completion of significant work undertaken in fiscal 2006 in relation to the deployment of the ADSL core network infrastructure; and

•	higher other expenditure predominantly driven by the Next GTM network related expenditure, including various programs such as land and buildings and other network related expenditure.
Our expenditure on investments amounted to $337 million during the half-year, compared with $19 million in the prior corresponding period. Investment expenditure is significantly higher in the half-year predominantly due to our acquisitions of SouFun, together with a cash price adjustment relating to the merger of CSL and New World Mobility. Our other intangibles expenditure has reduced by $58 million to nil during the half-year, as the expenditure in the prior half-year related to the acquisition of customer bases from Keycorp relating to their payment transaction network carriage services business.
During the half year, our cash payments for investments and intangibles largely resulted from the following items:
•	$314 million for the acquisition of 55% (on an undiluted basis) of the issued capital of SouFun (net of cash acquired);

•	$21 million for a price adjustment to New World Mobility, representing an adjustment to the $44 million cash received in fiscal 2006; and

•	other minor investments totalling $2 million.
Our cash proceeds from asset sales in the half-year ended 31 December 2006 included the following:
•	the sale of our investment in the Australian Administrative Services group for consideration of $212 million net of cash disposed;

•	the sale of our investment in Platefood for a total consideration of $10 million; and

•	sale of property, plant and equipment for cash receipts of $25 million.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Net cash used in financing activities
Our net cash used in financing activities decreased by 60.0% to $1,089 million for the half-year ended 31 December 2006.
During the half-year to December 2006 we received $3,183 million in borrowed funds and repaid $2,004 million. This resulted in net proceeds from repayments of borrowings and finance leases of $1,179, and an increase of $950 million compared with December 2005. This increase was driven by lower net cash produced from the ongoing operations of the business combined with higher capital cash demands from transformation investment, partly offset by a reduction in liquidity.
The final dividend for fiscal 2006 was paid in September 2006. Dividends paid in the half-year to December 2005 were higher than the current half-year due to shareholders receiving a special dividend of 6c each per share in September 2005.
The increase in finance costs paid was mainly the result of higher average debt levels in comparison to the previous half-year, in conjunction with marginally higher interest rates.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Balance sheet
Balance Sheet

	As at
	31-Dec-06	30-Jun-06	Change	2006
	$m	$m	$m	(% change)

Current assets
Cash and cash equivalents	457	689	(232)	(33.7%)
Other current assets	4,570	4,241	329	7.8%

Total current assets	5,027	4,930	97	2.0%

Non current assets
Property, plant and equipment	23,413	23,503	(90)	(0.4%)
Intangibles —goodwill	6,265	6,122	143	2.3%
Other non current assets	1,847	1,636	211	12.9%

Total non current assets	31,525	31,261	264	0.8%

Total assets	36,552	36,191	361	1.0%

Current liabilities
Borrowings	3,033	1,982	1,051	53.0%
Other current liabilities	5,108	5,908	(800)	(13.5%)

Total current liabilities	8,141	7,890	251	3.2%

Non current liabilities
Borrowings	11,280	11,434	(154)	(1.3%)
Other non current liabilities	4,015	4,044	(29)	(0.7%)

Total non current liabilities	15,295	15,478	(183)	(1.2%)

Total liabilities	23,436	23,368	68	0.3%

Net assets	13,116	12,823	293	2.3%

Equity
Equity available to Telstra entity shareholders	12,862	12,577	285	2.3%
Minority interests	254	246	8	3.3%

Total equity	13,116	12,823	293	2.3%

We continue to maintain a strong financial position with net assets of $13,116 million as at 31 December 2006, compared with $12,823 million at 30 June 2006. The increase in net assets of $293 million comprised an increase in total assets of $361 million offset by an increase in total liabilities of $68 million.
The movement in total assets of $361 million was primarily due to:
•	Cash and cash equivalents decreasing by $232 million to $457 million, due mainly to a reduction in bank deposits and bills of exchange < 90 days to meet a long-term loan repayment in December 2006;
•	Other current assets increased by $329 million to $4,570 million, driven by trade debtors increasing consistent with revenue activity, increases in accrued interest revenue on our interest rate swaps and increases in inventory primarily driven by increased stock on hand to support the Next™ network launch This was offset by a decline in receivables associated with the timing of collections in our Sensis business;
•	Property, plant and equipment decreased $90 million mainly due to depreciation exceeding any additions as we accelerated depreciation as part of the transformation program;
•	Intangibles increased due to goodwill acquired on acquisition of 55% (on an undiluted basis) of the issued capital of SouFun Holdings Ltd in August 2006, partially offset by intangibles removed from the balance sheet on divestment of Australian Administration Services Pty Ltd, which also occurred in August 2006;

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
•	Other non-current assets increased by $211 million to $1,847 million, due mainly to an increase in the actuarially determined value of our defined benefit pension asset and an increase in finance lease debtors arising from our solutions management business offset by a decrease in our cross currency swap receivables in line with currency movements and our hedging requirements;
The movement in total liabilities of $68 million was primarily due to:
•	Total current and non-current borrowings increasing by $897 million to $14,313 million, mainly as a result of an increase in unsecured promissory notes and increases in Telstra Bonds due to two new issues taking place in August and December 2006 arising from payment of the final dividend;
•	Other current liabilities decreased $800 million, mainly after lower accruals and payables due to lower levels of construction activity undertaken in the half-year, compared to the levels that occurred towards the end of the 2006 fiscal year The decrease was also attributable to lower tax payable, offset by higher derivative liabilities; and
•	Other non-current liabilities declined mainly due to a deferred tax liability decrease, partially offset by changes in our cross currency swap position.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Glossary
1xRTT (One Time Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data.
2G GSM: Second Generation Global System for mobile communications — refers to the initial group of wireless technology standards that were digital instead of analogue.
3GSM: Third Generation Global System for mobile communications — is the evolution of the current GSM and CDMA 2G and 2.5G technology to support voice and high speed data and multimedia services.
3GSM 850: Third generation mobile technology operating on 850Mhz spectrum.
3GSM 2100: Third generation mobile technology operating on 2100Mhz spectrum.
ACCC: Australian Competition and Consumer Commission.
A-IFRS: Australian equivalents of International Financial Reporting Standards.
ADSL: Asymmetric Digital Subscriber Line — is a high-speed broadband technology that provides access to the internet It allows high speed data to be carried over copper network phone lines.
ADSL 2+: Our upgraded national high speed broadband network offering improved fixed line ADSL speeds.
ARPU: Average Revenue Per User
CDMA: Code Division Multiple Access — a mobile standard that provides voice, data, fax and short messaging services.
Churn: The net number of subscribers switching between telecommunication providers.
EBIT: Earnings Before Interest and Tax. This is a measure of company profitability.
EBITDA: Earnings Before Interest, Tax, Depreciation and Amortisation. This is a measure of company profitability.
EVDO: Evolution Data Only or Evolution Data Optimised — This is an addition to the existing CDMA network that supports high speed packet data transmission.
HDSL: High bit rate Digital Subscriber Line.
HSDPA: High speed downlink packet access.
HFC: A shared access architecture using optical fibre between exchanges and hubs in suburban streets, and coaxial cables between the hubs and customers to carry FOXTEL pay TV and BigPond Cable services.
HiBIS: Higher Bandwidth Incentive Scheme — a government subsidy scheme.
IP: Internet Protocol — a standard set of rules for the carriage of digital information such as voice, video, data and images, across a global network.
IP Core: The core element of a network that carries and logically splits voice, data and video using IP technology.

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
IPWAN: Telstra IP Solution product, providing Corporate Virtual Private Networks to customers IP WAN uses Telstra’s private network infrastructure to combine all of a company’s communications between sites and mobiles.
ISDN: Integrated Services Digital Network — an international communications standard for sending voice, video and data over digital telephone lines or normal telephone wires. An early form of digital technology, its use has been largely surpassed by ADSL.
MMS: Multimedia Messaging Service.
PSTN: Public Switched Telephone Network — referred to as the ‘fixed line’ network, it is the standard home telephone service delivered over copper wires.
SIO: Services in operation
SMS: Short Messaging Service — the text based message service on mobile phones.
ULL: Unconditioned or Unbundled Local Loop — the local loop is the copper wire that connects the Telstra exchange in your area to your house. Telstra is required to provide access to this wire to other operators. Other telecommunications providers can provide customers with their own services, like broadband or a telephone service, by installing their own equipment in Telstra exchanges and connecting to the ‘loop’.
WAN: Wide Area Network

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006
Restatement of previously reported results
The following tables show the impact on the Telstra Group of adopting UIG 4 and of amending the impact of adopting A-IFRS to our previously reported income statement and balance sheet.

	Previously
	reported		Defined	Restated
Income Statement	31 Dec 2005	UIG 4	benefit tax	31 Dec 2005
	$m	$m	$m	$m

Income
Revenue (excluding finance income)	11,449	(34)	—	11,415
Other income	129	—	—	129

	11,578	(34)	—	11,544

Expenses
Labour	2,053	—	—	2,053
Goods and services purchased	2,214	(19)	—	2,195
Other expenses	2,011	—	—	2,011

	6,278	(19)	—	6,259
Share of net loss from jointly controlled and associated entities	1	—	—	1

	6,279	(19)	—	6,260

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	5,299	(15)	—	5,284
Depreciation and amortisation	1,810	(10)	—	1,800

Earnings before interest and income tax expense (EBIT)	3,489	(5)	—	3,484

Finance income	36	5	—	41
Finance costs	479	2	—	481

Net finance costs	443	(3)	—	440

Profit before income tax expense	3,046	(2)	—	3,044

Income tax expense	907	(1)	(4)	902

Profit for the period	2,139	(1)	4	2,142

Minority interests in net loss	1	—	—	1

Profit for the period available to Telstra Entity shareholders	2,140	(1)	4	2,143

Telstra Corporation Limited and controlled entities
Half-year results and operations review — December 2006

	Previously
	reported		Restated
Balance Sheet	30 June 2006	UIG 4	30 June 2006
	$m	$m	$m

Current assets
Cash and cash equivalents	689	—	689
Trade and other receivables	3,701	51	3,752
Inventories	224	—	224
Derivative financial assets	21	—	21
Prepayments	244	—	244

Total current assets	4,879	51	4,930

Non current assets
Trade and other receivables	87	85	172
Inventories	20	—	20
Investments —accounted for using the equity method	23	—	23
Property, plant and equipment	23,622	(119)	23,503
Intangibles	6,123	(1)	6,122
Deferred tax asset	1	—	1
Derivative financial assets	391	—	391
Defined benefit assets	1,029	—	1,029

Total non current assets	31,296	(35)	31,261

Total assets	36,175	16	36,191

Current liabilities
Trade and other payables	3,570	—	3,570
Borrowings	1,969	13	1,982
Current tax liabilities	428	—	428
Provisions	737	—	737
Derivative financial liabilities	12	—	12
Revenue received in advance	1,170	(9)	1,161

Total current liabilities	7,886	4	7,890

Non current liabilities
Trade and other payables	197	—	197
Borrowings	11,409	25	11,434
Deferred tax liabilities	1,704	(4)	1,700
Provisions	974	—	974
Derivative financial liabilities	768	—	768
Revenue received in advance	405	—	405

Total non current liabilities	15,457	21	15,478

Total liabilities	23,343	25	23,368

Net assets	12,832	(9)	12,823

Equity
Share capital	5,569	—	5,569
Reserves	(160)	—	(160)
Retained profits	7,177	(9)	7,168

Equity available to Telstra Entity Shareholders	12,586	(9)	12,577
Minority interest	246	—	246

Total equity	12,832	(9)	12,823

Telstra Corporation Limited (ABN 033 051 775 556)
Product reconciliation to align comparative figures
with the current year reported presentation Half-year
ended 31 December 2006

	Reported
	Previously		Reported
	released		new hierarchy	Movement since Dec-
Product hierarchy as released Dec-	Dec-05	New product hierarchy based on Dec-06	Dec-05	05 release
05	$m	structure	$m	$m	Description of Change from Old Product Hierachy as Released in Dec-05
Total PSTN products	3,818	Total PSTN products	3,831	13	Global Linx moved from Intercarrier services $l4m into PSTN Interconnect; Reduction to revenue of ($1m) due to impact of UIG4.
		ISDN products	420	(1)	Moved from own category into Fixed Telephony; Reduction to revenue of ($1m) due to impact of UIG4.
		Inbound calling products	208	(17)	Moved from own category into Fixed Telephony; $5m moved into Business services & applications (Contact Solutions); $l2m moved into mobiles services (Infocall)

		Payphones	54	—	Moved from own category into Fixed Telephony $54m
		Customer premises equipment	135	—	Moved from own category into Fixed Telephony $l35m
		Intercarrier access services	69	69	Moved from Intercarrier Services $69m
		Other fixed telephony	163	163	Moved from Other Sales & Services: Telstra Information & Connection Services $60m, Virtual Private Network $9m, International Freecall $4m, Card Services $27m, Customer net & Spectrum $56m, Satellite Products $7m
		Total fixed telephony	4,880	—	New Subtotal
Mobile services	2,275	Mobile services	2,291	16	Moved from Inbound calling products $l2m (Infocall); $4m relates to the inclusion of wireless Broadband in the new product hierarchy.
Mobile handsets	211	Mobile handsets	211	—
Total Mobiles	2,486	Total Mobiles	2,502	16
Internet and IP solutions		Internet
Narrowband	117	Narrowband	117	—
Broadband	330	Retail broadband	331	1	($26m) moved to IP Access under IP & Data Access ($5m for Hyperconnect and $2lm for Symmetrical HDSL); $27m of increase relates to the inclusion of mobile wireless broadband in the new product hierarchy, which is eliminated later on.

Wholesale Broadband	204	Wholesale broadband	209	5	$5m moved from Intercarrier Services (Dial-up internet access revenue)

		Other	9	9	New category. Media Content of $6m and Webhosting & VAS of $3m moved from Other under Total Internet and IP solutions
		Total Internet	666		New Subtotal
		IP & Data Access
Internet direct	70	Internet direct	70	—
		Specialised data	451	(2)	Argent of ($l5m) moved to Business Services and Applications; Security Products of $l8m moved in from Other Sales & Services; reduction to revenue of ($5m) due to UIG4 adjustments

IP solutions	134	IP access	152	18	Moved from Retail Broadband ($5m for Hyperconnect and $2lm for Symmetrical HDSL); reduction to revenue of ($8m) due to UIG4 adjustments.

Other	33		—	(33)	Wholesale Internet & broadband ($22m) moved to IP& Data Access; Media Content and Webhosting & VAS moved to Other under Total Internet ($9m); Telstra eTrading Solutions and Telstra e-Commerce Merchant Billpay (totalling $2m) moved to Business services and applications

		Wholesale internet & broadband	100	100	Moved from Other under Total Internet and IP solutions ($22m); moved from Intercarrier Services ($78m)- mainly Wholesale Transmission Products.

Total Internet and IP solutions	888	Total IP & data access	773		New Subtotal

Specialised Data	453
ISDN Products	421		—		Moved into Fixed Telephony
		Business services and applications	507	507	New category - Moved from Solutions Management $480m (entire category); Inbound calling $5m (Contact Solutions); Specialised Data $l5m (Argent); Other Sales & Services $24m (Conferlink); Other under Internet & IP Solutions $2m (Telstra eTrading Solutions and Telstra e-Commerce Merchant Billpay); Impact of revenue reduction of ($l9m) due to prior year adjustments relating to UIG4.
Advertising and directories	944	Advertising and directories	944	—
Intercarrier services	166		—	(166)	Moved to: PSTN Fixed Connection $l4m (Global Linx); Intercarrier Access Services $69m (various products); Wholesale broadband $5m (Dial-up Internet Access); IP & Data Access $78m (mainly due to Wholesale Transmission Products)
Solutions management	480		—	(480)	Moved to Business services and applications
CSL New World	373	CSL New World	373	—
TelstraClear	321	TelstraClear	321	—
Offshore services revenue	139	Offshore services revenue	139	—
Inbound calling products	225		—	—	Moved into Fixed Telephony

Pay TV bundling	156	Pay TV bundling	156	—
Customer premises equipment	135				Moved to Fixed Telephony
Payphones	54				Moved to Fixed Telephony
Other sales & service		Other sales & service	175	(205)	Moved to Other under Fixed Telephony: Telstra Information & Connection Services ($60m), Virtual Private Network ($9m), International Freecall ($4m), Card Services ($27m), Customer net & Spectrum ($56m), Satellite Products ($7m); Moved to Business Services and Applications: Conferlink
	380				($24m); Moved to Specialised Data: Security Products ($l8m);

		Elimination for wireless broadband	(31)	(31)	Elimination for the mobile wireless broadband and BigPond wireless broadband gross up.

Sales revenue	11,439	Sales revenue	11,405	(34)	Reduction to revenue of ($34m) due to the impact of UIG4.

Telstra Corporation Limited (ABN 033 051 775 556)
Full Year Comparison
Year ended 31 December 2006

Summary Reported(i) Half	Half 1	Half 1		Half 2		Full Year		Half 1		Half 2		Full Year		Half 1		Half 2		Full Year		Half 1
Yearly Data ($ millions)	Dec-02	Dec-03	Growth	Jun-04	Growth	Jun-04	Growth	Dec-04	Growth	Jun-05	Growth	Jun-05	Growth	Dec-05	Growth	Jun-06	Growth	Jun-06	Growth	Dec-06	Growth

Revenue
PSTN products
Basic access	1,556	1,609	3.4%	1,629	6.6%	3,238	5.0%	1,701	5.7%	1,661	2.0%	3,362	3.8%	1,657	(2.6%)	1,660	(0.1%)	3,317	(1.3%)	1,663	0.4%
Local calls	796	779	(2.1%)	725	(6.0%)	1,504	(4.0%)	689	(11.6%)	595	(17.9%)	1,284	(14.6%)	553	(19.7%)	470	(21.0%)	1,023	(20.3%)	432	(21.9%)
PSTN value added services	141	134	(5.0%)	125	(10.1%)	259	(7.5%)	125	(6.7%)	125	0.0%	250	(3.5%)	123	(1.6%)	123	(1.6%)	246	(1.6%)	125	1.6%
National long distance calls	582	579	(0.5%)	542	(6.6%)	1,121	(3.5%)	527	(9.0%)	486	(10.3%)	1,013	(9.6%)	471	(10.6%)	442	(9.1%)	913	(9.9%)	408	(13.4%)
Fixed to mobile	753	808	7.3%	789	3.3%	1,597	5.3%	806	(0.2%)	760	(3.7%)	1,566	(1.9%)	761	(5.6%)	729	(4.1%)	1,490	(4.9%)	749	(1.6%)
International direct	162	139	(14.2%)	127	(12.4%)	266	(13.4%)	124	(10.8%)	110	(13.4%)	234	(12.0%)	106	(14.5%)	95	(13.6%)	201	(14.1%)	94	(11.3%)
Fixed Interconnect	193	182	(5.7%)	164	(11.4%)	346	(8.5%)	172	(5.5%)	163	(0.6%)	335	(3.2%)	160	(7.0%)	149	(8.6%)	309	(7.8%)	144	(10.0%)

Total PSTN products	4,183	4,230	1.1%	4,101	(0.3%)	8,331	0.4%	4,144	(2.0%)	3,900	(4.9%)	8,044	(3.4%)	3,831	(7.6%)	3,668	(5.9%)	7,499	(6.8%)	3,615	(5.6%)

ISDN Products	489	473	(3.3%)	454	0.2%	927	(1.6%)	453	(4.2%)	437	(3.7%)	890	(4.0%)	420	(7.3%)	386	(11.7%)	806	(9.4%)	383	(8.8%)
Inbound calling products	229	220	(3.9%)	219	(0.9%)	439	(2.4%)	216	(1.8%)	204	(6.8%)	420	(4.3%)	208	(3.7%)	206	1.0%	414	(1.4%)	203	(2.4%)
Payphones	75	72	(4.0%)	69	(5.5%)	141	(4.7%)	63	(12.5%)	58	(15.9%)	121	(14.2%)	54	(14.3%)	50	(13.8%)	104	(14.0%)	48	(11.1%)
Customer premises equipment(vi)	105	94	(10.5%)	93	(3.1%)	187	(7.0%)	108	14.9%	123	32.3%	231	23.5%	135	25.0%	139	13.0%	274	18.6%	151	11.9%
Intercarrier access services	51	52	2.0%	41	(24.1%)	93	(11.4%)	50	(3.8%)	58	41.5%	108	16.1%	69	38.0%	83	43.1%	152	40.7%	87	26.1%
Other fixed telephony	206	174	(15.5%)	172	(1.7%)	346	(9.2%)	177	1.7%	164	(4.7%)	341	(1.4%)	163	(7.9%)	155	(5.5%)	318	(6.7%)	156	(4.3%)

Total Fixed Telephony	5,338	5,315	(0.4%)	5,149	(0.7%)	10,464	(0.6%)	5,211	(2.0%)	4,944	(4.0%)	10,155	(3.0%)	4,880	(6.4%)	4,687	(5.2%)	9,567	(5.8%)	4,643	(4.9%)

Mobiles
Mobile services — Retail	1,539	1,639	6.5%	1,622	7.0%	3,261	6.7%	1,755	7.1%	1,713	5.6%	3,468	6.3%	1,794	2.2%	1,755	2.5%	3,549	2.3%	1,925	7.3%
Mobile services — Wholesale	6	8	33.3%	7	16.7%	15	25.0%	11	37.5%	13	85.7%	24	60.0%	16	45.5%	20	53.8%	36	50.0%	26	62.5%
Mobile services — Interconnection	253	258	2.0%	257	8.4%	515	5.1%	283	9.7%	264	2.7%	547	6.2%	318	12.4%	305	15.5%	623	13.9%	296	(6.9%)
Mobile services — International roaming	83	85	2.4%	90	28.6%	175	14.4%	118	38.8%	126	40.0%	244	39.4%	131	11.0%	135	7.1%	266	9.0%	157	19.8%
Mobile services — Other	27	20	(25.9%)	25	(7.4%)	45	(16.7%)	23	15.0%	21	(16.0%)	44	(2.2%)	32	39.1%	34	61.9%	66	50.0%	37	15.6%

Total Mobile Services	1,908	2,010	5.3%	2,001	7.8%	4,011	6.6%	2,190	9.0%	2,137	6.8%	4,327	7.9%	2,291	4.6%	2,249	5.2%	4,540	4.9%	2,441	6.5%
Mobile handsets	172	186	8.1%	166	(22.4%)	352	(8.8%)	198	6.5%	183	10.2%	381	8.2%	211	6.6%	256	39.9%	467	22.6%	357	69.2%

Total Mobiles	2,080	2,196	5.6%	2,167	4.7%	4,363	5.1%	2,388	8.7%	2,320	7.1%	4,708	7.9%	2,502	4.8%	2,505	8.0%	5,007	6.4%	2,798	11.8%

Narrowband	147	144	(2.0%)	151	3.4%	295	0.7%	142	(1.4%)	133	(11.9%)	275	(6.8%)	117	(17.6%)	103	(22.6%)	220	(20.0%)	79	(32.5%)
Retail Broadband	97	120	23.7%	150	30.4%	270	27.4%	197	64.2%	241	60.7%	438	62.2%	331	68.0%	398	65.1%	729	66.4%	497	50.2%
ONLINE Broadband — Wholesale	17	62	264.7%	88	166.7%	150	200.0%	109	75.8%	159	80.7%	268	78.7%	209	91.7%	260	63.5%	469	75.0%	279	33.5%
Other	1	1	0.0%	1	(66.7%)	2	(50.0%)	3	200.0%	9	800.0%	12	500.0%	9	200.0%	9	0.0%	18	50.0%	10	11.1%

Total Internet	262	327	24.8%	390	31.3%	717	28.3%	451	37.9%	542	39.0%	993	38.5%	666	47.7%	770	42.1%	1,436	44.6%	865	29.9%

Internet Direct	59	61	3.4%	56	7.7%	117	5.4%	61	0.0%	62	10.7%	123	5.1%	70	14.8%	73	17.7%	143	16.3%	81	15.7%
Specialised Data	548	517	(5.7%)	519	(5.5%)	1,036	(5.6%)	501	(3.1%)	461	(11.2%)	962	(7.1%)	451	(10.0%)	424	(8.0%)	875	(9.0%)	404	(10.4%)
IP Access	56	72	28.6%	91	40.0%	163	34.7%	100	38.9%	132	45.1%	232	42.3%	152	52.0%	175	32.6%	327	40.9%	193	27.0%
Wholesale Interent & Data	94	74	(21.3%)	84	(3.4%)	158	(12.7%)	83	12.2%	96	14.3%	179	13.3%	100	20.5%	115	19.8%	215	20.1%	111	11.0%

Total IP & Data Access	757	724	(4.4%)	750	(0.4%)	1,474	(2.4%)	745	2.9%	751	0.1%	1,496	1.5%	773	3.8%	787	4.8%	1,560	4.3%	789	2.1%

Business Services and Applications	291	290	(0.3%)	311	1.3%	601	0.5%	513	76.9%	517	66.2%	1,030	71.4%	507	(1.2%)	544	5.2%	1,051	2.0%	501	(1.2%)
Advertising and Directories(ii)	724	764	5.5%	578	20.2%	1,342	11.4%	888	16.2%	697	20.6%	1,585	18.1%	944	6.3%	767	10.0%	1,711	7.9%	824	(12.7%)
CSL New World (iv)	484	377	(22.1%)	349	(17.7%)	726	(20.0%)	380	0.8%	354	1.4%	734	1.1%	373	(1.8%)	457	29.1%	830	13.1%	519	39.1%
TelstraClear	273	282	3.3%	292	6.2%	574	4.7%	304	7.8%	321	9.9%	625	8.9%	321	5.6%	299	(6.9%)	620	(0.8%)	286	(10.9%)
Offshore Services Revenue(v)	38	58	52.6%	92	268.0%	150	138.1%	119	105.2%	133	44.6%	252	68.0%	139	16.8%	156	17.3%	295	17.1%	173	24.5%
PayTV Bundling	—	65	n/m	89	287.0%	154	569.6%	121	86.2%	142	59.6%	263	70.8%	156	28.9%	164	15.5%	320	21.7%	164	5.1%
Other minor items	221	58	(73.8%)	114	(39.4%)	172	(57.9%)	155	167.2%	165	44.7%	320	86.0%	175	12.9%	185	12.1%	360	12.5%	136	(22.3%)
Eliminate for wireless broadband	—	—	n/m	—	n/m	—	n/m	—	n/m	—	n/m	—	n/m	(31)	n/m	(43)	n/m	(74)	n/m	(68)	119.4%

Sales Revenue	10,468	10,456	(0.1%)	10,281	2.5%	20,737	1.2%	11,275	7.8%	10,886	5.9%	22,161	6.9%	11,405	1.2%	11,278	3.6%	22,683	2.4%	11,630	2.0%

Sales revenue
Other revenue	19	13	(31.6%)	11	(26.7%)	24	(29.4%)	11	(15.4%)	9	(18.2%)	20	(16.7%)	10	(9.1%)	12	33.3%	22	10.0%	15	50.0%
Other income	287	269	(6.3%)	137	(0.7%)	406	(4.5%)	74	(72.5%)	187	36.5%	261	(35.7%)	129	74.3%	199	6.4%	328	25.7%	152	17.8%

Total Income	10,774	10,738	(0.3%)	10,429	2.4%	21,167	1.0%	11,360	5.8%	11,082	6.3%	22,442	6.0%	11,544	1.6%	11,489	3.7%	23,033	2.6%	11,797	2.2%

Selected statistical data
Mobile voice telephone minutes (millions)	2,594	3,011	16.1%	3,134	17.8%	6,145	16.9%	3,404	13.1%	3,342	6.6%	6,746	9.8%	3,611	6.1%	3,700	10.7%	7,311	8.4%	4,147	14.8%
Number of short messaging service (SMS) sent	637	928	45.7%	1,016	28.8%	1,944	36.3%	1,142	23.1%	1,147	12.9%	2,289	17.7%	1,318	15.4%	1,700	48.2%	3,019	31.9%	2,227	69.0%
Mobile services in operation (thousands)	6,098	6,985	14.5%	7,604	15.8%	7,604	15.8%	7,983	14.3%	8,227	8.2%	8,227	8.2%	8,582	7.5%	8,529	3.7%	8,529	3.7%	8,892	3.6%
Broadband Retail subscribers (thousands)	187	285	52.4%	423	77.0%	423	77.0%	616	116.1%	842	99.1%	842	99.1%	1,188	92.9%	1,508	79.1%	1,508	79.1%	1,839	54.8%
Broadband Wholesale subscribers (thousands)	57	220	286.0%	379	213.2%	379	213.2%	611	177.7%	888	134.3%	888	134.3%	1,164	90.5%	1,427	60.7%	1,427	60.7%	1,621	39.3%

Total Broadband subscribers (thousands)	244	505	107.0%	802	122.8%	802	122.8%	1,227	143.0%	1,731	115.8%	1,731	115.8%	2,352	91.7%	2,935	69.6%	2,935	69.6%	3,460	47.1%

Narrowband subscribers (thousands)	1,103	1,178	6.8%	1,194	3.1%	1,194	3.1%	1,201	2.0%	1,205	0.9%	1,205	0.9%	1,143	(4.8%)	1,027	(14.8%)	1,027	(14.8%)	819	(28.3%)
Total retail customers (millions)	8.98	8.64	(3.8%)	8.44	(4.2%)	8.44	(4.2%)	8.21	(5.0%)	8.05	(4.6%)	8.05	(4.6%)	7.89	(3.9%)	7.78	(3.4%)	7.78	(3.4%)	7.74	(1.9%)
Domestic wholesale (millions)	1.40	1.71	22.1%	1.84	18.7%	1.84	18.7%	1.98	15.8%	2.07	12.5%	2.07	12.5%	2.14	8.1%	2.16	4.3%	2.16	4.3%	2.12	(0.9%)

Total basic access lines in services (millions)	10.38	10.35	(0.3%)	10.28	(0.8%)	10.28	(0.8%)	10.19	(1.5%)	10.12	(1.6%)	10.12	(1.6%)	10.03	(1.6%)	9.94	(1.8%)	9.94	(1.8%)	9.86	(1.7%)

Local calls (number of calls) (millions)	5,019	4,831	(3.7%)	4,566	(4.4%)	9,397	(4.1%)	4,412	(8.7%)	4,057	(11.1%)	8,469	(9.9%)	3,882	(12.0%)	3,550	(12.5%)	7,432	(12.2%)	3,390	(12.7%)
National long distance minutes (millions)	4,656	4,343	(6.7%)	4,177	(7.3%)	8,520	(7.0%)	3,977	(8.4%)	3,766	(9.8%)	7,743	(9.1%)	3,666	(7.8%)	3,549	(5.8%)	7,215	(6.8%)	3,594	(2.0%)
Fixed to mobile minutes (millions)	1,955	2,099	7.4%	2,127	6.9%	4,226	7.2%	2,206	5.1%	2,169	2.0%	4,375	3.5%	2,234	1.3%	2,257	4.1%	4,491	2.7%	2,339	4.7%
International direct minutes (millions)	387	338	(12.7%)	313	(11.3%)	651	(12.0%)	304	(10.1%)	276	(11.8%)	580	(10.9%)	273	(10.2%)	261	(5.4%)	534	(7.9%)	264	(3.3%)
ISDN access (basic lines equivalents) (thousands) (vii)	1,190	1,108	(6.9%)	1,169	(3.6%)	1,169	(3.6%)	1,200	8.3%	1,208	3.3%	1,208	3.3%	1,205	0.4%	1,214	0.5%	1,214	0.5%	1,226	1.7%
Pay TV bundling (thousands)	13	208	1500.0%	257	102.4%	257	102.4%	308	48.1%	335	30.4%	335	30.4%	341	10.7%	343	2.4%	343	2.4%	347	1.8%

(i)	The revenue reported prior to December 2004 was prepared under the previous AGAAP and has not been restated under A-IFRS However, A-IFRS changes have only impacted on the Other Income line and Sales Revenue has remained the same as it was under AGAAP

(ii)	The growth rates relating to advertising and directories have been impacted by the acquisition of the Trading Post group in March 2004.

(iii)	The growth rates relating to business services & applications have been impacted by the acquisition of the KAZ group in July 2004.

(iv)	The growth rates in CSL New World revenue has been impacted by the merger of Hong Kong CSL Limited and New World PCS Limited in March 2006.

(v)	The growth rates in offshore services revenue have been impacted by the acquisition of Cable Telecom in February 2004 and the PSINet group in August 2004.

(vi)	The growth rates relating to customer premises equipment have been impacted by the acquisition of Telstra Business Systems (formerly known as Damovo) in September 2004

(vii)	ISDN access (basic lines equivalents) have been restated due to a revision of the channel allocation basis to SIO’s.

Media Release

15 February 2007	023/2007
Telstra reaches pivot point: Delivers earnings ahead of guidance
Wins where it matters in broadband and mobiles and slows PSTN decline
Telstra today announced earnings before interest and tax (EBIT) ahead of guidance for the half year ended 31 December 2006 – a decline of 15.7% or $546 million to $2.9 billion, better than the expected 17 to 20% fall detailed in the T3 prospectus and previous guidance Profit after tax was $1.7 billion, down $430 million or 20.1% on the prior corresponding half year. As expected, these results were affected by transformation costs and other one-off factors that will be more than made up in the second half.
Telstra Chief Executive Officer, Mr Sol Trujillo, said: “We are only 13 months into our five year transformation. However, with 47 months to go, we have reached the pivot point , with positive earnings growth to recommence in the second half. We are on or ahead of our transformation plan on all fronts. Our financial performance is ahead of guidance. We are winning where it matters – in 3G, broadband and digital online offerings. We have slowed the PSTN decline. We are improving service and operational performance. We are creating new opportunities by investing for competitive advantage.
“The first half has seen us break new ground and deliver a string of firsts , including:
•	in mobiles, we have topped one million 3G subscribers in a record 16 months — and total Next G™ subscribers reached 415,000 this week — while keeping average revenue per user (ARPU) $20 per month higher than for 2G customers;

•	in broadband, we have held ARPU from the second half of fiscal 2006 while continuing to win broadband market share;

•	in service, we have reduced ADSL broadband held orders by more than 80% from 19,300 in September 2005, despite increasing order volumes; and

•	in fixed lines, we have been gaining residential market share since October 2006, the first time since the advent of competition we have had positive residential churn from competitors.”
As expected, transformation expenses this half year affected comparisons with the fiscal 2006 first half, which had no transformation spend. In addition, the booking of Melbourne Yellow™ directories revenue has been delayed to the second half of fiscal 2007, unlike previous years.
“In line with guidance, the one-off factors influencing the first half result will be more than outweighed in the second half. We expect that second half EBIT will grow by between 37 and 40%,” Mr Trujillo said.
Mr Trujillo said that following the company’s strong first half revenue growth, Telstra had lifted full year reported revenue guidance to growth of 2.5 to 3% (up from previous guidance of a 1.5 to 2% rise) and reported EBIT guidance to growth of 3 to 5% (up from a previously expected rise of 2 to 4%).
Total income grew by 2.2% or $253 million to $11.8 billion mainly due to increases in mobiles and retail broadband, with Sensis new media revenues also growing strongly. This was partly offset by lower PSTN revenues. Sales revenue grew 3.6%, normalised for Melbourne Yellow™ directories revenue.
Total expenses increased by 9.9% or $799 million to $8.9 billion, driven by transformation related costs and higher cost of goods sold and handset subsidies due to increased market campaign activity, as Telstra focuses on winning in the key 3G and broadband markets.

1

Depreciation and amortisation also increased due to a reduction in the service lives of certain networks, platforms and applications as a result of the transformation. Network termination payments and labour expenses declined.
Mr Trujillo said: “Top line growth was strong. While costs increased, this expenditure is an investment in the future revenue and margin growth of the company, reflecting our focus on key growth markets, including mobiles and broadband.”
Total mobile revenue grew 11.8% or $296 million to $2.8 billion, reflecting our strong competitive advantage with Next G™ driving continued subscriber growth. Telstra added 12 and 13 times as many postpaid SIOs in the second quarter as Vodafone and Singtel Optus respectively, helping mobile services revenues to grow at 6.5%. Telstra added 707,000 3G SIOs in the half, including 280,000 Next G™ customers despite the network only being launched in October 2006. Total mobile SIOs stand at 8.89 million, up 363,000 in the half. Driven by significant use of applications and content since the Next G™ launch, mobile data revenues strengthened with non-SMS data ARPU rising 74%.
Mr Trujillo said that Telstra was using the Next G™ network to drive for 3G leadership
“With the launch of our Next G™ network we have the best offer in the market. Customers are flocking to Telstra’s new Next G™ network and we are on track to lead the market in 3G SIOs by May 2007. Attracting 3G customers who are high-value, special-feature consumers is vital given the ARPU premiums we are achieving compared to 2G customers,” he said.
Retail broadband revenue grew $166 million to $497 million, for market-leading growth of 50.2%. The number of retail broadband customers grew to 1.84 million, with 331,000 added in the half.
“Our broadband market share has increased again, up one percentage point to 45%, and we have continued to add retail customers at three times the rate of our nearest competitor. We are growing market share while holding ARPUs,” Mr Trujillo said.
Sensis grew sales revenue by 6.9% or $57 million to $885 million on a normalised basis, driven by a 68% increase in new media revenue, with a 21% increase in online usage helping to expand margins. Sensis is on track for double digit revenue and double digit EBIT growth in the full year.
“Yellow™ online revenue grew 32%. But Sensis is now much more than Yellow™, and its emerging business revenue grew 37%. Its Chinese online business SouFun maintained triple digit revenue and EBIT growth. Together with BigPond and Foxtel, Sensis’ stable of new media assets is core to our evolution into a media communications company,” Mr Trujillo said.
PSTN products revenue fell $216 million to $3.6 billion, a decline of 5.6% for the half compared with a 7.6% drop in the first half of fiscal 2006. Telstra has held residential fixed line SIOs steady since June 2006, and total fixed line SIOs fell just 80,000 or 0.8% in the half to 9.86 million, a best-in-class performance.
“There has been a change in momentum in the fixed line business. We have contained line losses and continued to slow the decline of PSTN revenues using market based management initiatives such as subscription pricing and integrated offerings tailored for customer segments. Telstra’s PSTN decline is lower than for many of our global peers,” Mr Trujillo said.
Total offshore controlled entities revenue increased by 17.4% or $145 million to $978 million for the half. In local currency terms, CSL New World income increased 40.9% assisted by the merger between Hong Kong CSL and New World PCS in March 2006, while in New Zealand TelstraClear income fell 4% due to declining call revenues. Revenue from other offshore controlled entities grew by 24.5%.

2

Other key financial outcomes included:
•	Compared with the half year ended 31 December 2005, EBITDA margin decreased 4.0 percentage points to 42.3%. However, on an underlying basis (normalised for Melbourne Yellow™ directories revenue and transformation costs), EBITDA margins improved 1.7 percentage points sequentially from the second half of fiscal 2006 (from 42.5% at 30 June 2006 to 44.2% at 31 December) as the transformation gains momentum.

•	Operating cash capital expenditure tracked to full year guidance, increasing 22.8% to $2.5 billion driven primarily by the IP enablement of our network, IT transformation and the rollout of the Next G™ network. Total transformation capex was $1.75 billion in the half, while “business as usual” capex is steadily declining. Fiscal 2007 is the peak transformation spend year.

•	Free cash flow declined 55.9% to $862 million, from $1.96 billion in the prior half. This position and our borrowings program will support our ongoing activities within our capital management parameters.
Mr Trujillo said key transformation achievements in the half included:
•	Next G™ network built and launched in a record 10 months, offering 100 times the coverage of competitor 3G networks and world’s best peak network speed of 14.4 Mbps.

•	Launch of ADSL 2+, with 25% of new broadband sales in December and January for plans faster than 1.5Mbps.

•	Telstra’s IT transformation is on track, with important capabilities already delivered and the first major release expected late in calendar 2007.

•	Total workforce is down 2,066 versus first half fiscal 2006 and by 4,596 since 1 July 2005 (pre acquisitions and investments), placing Telstra on track to meet target workforce reductions by fiscal 2008 and fiscal 2010.

•	Improved service, with 97% of PSTN service calls completed right the first time.

•	Market based management driving a 13% rise in customers using three or more Telstra products.

•	Investment in improved service in the field, on the phone and online, with more than 6,400 staff participating in the Telstra Learning Academy.
Mr Trujillo said regulation remained a significant risk, but that Telstra would continue to defend the interests of its shareholders and the nation by seeking appropriate regulation reform and through the constitutional challenge initiated in the High Court.
Mr Trujillo said that, apart from lifting full year revenue and EBIT guidance , previous guidance on the company’s fiscal 2007 outlook and long-term management objectives remained unchanged.
The Telstra Board of Directors declared a fully franked interim ordinary dividend of 14 cents per share, representing a total payment of $1.74 billion. The record date for the dividend will be 2 March 2007 with payment to be made on 30 March 2007. Telstra shares will commence trading excluding entitlement to the dividend on 26 February 2007.
Telstra Media Contact:           Andrew Maiden           Tel: 0428 310 700.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see: www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

3

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556
Half-Year Financial Report
for the half-year ended 31 December 2006

Telstra Corporation Limited and controlled entities
Income Statement
for the half-year ended 31 December 2006

		Telstra Group
		Half-year ended
		31 December
		2006	2005
	Note	$m	$m

Income
Revenue (excluding finance income)		11,645	11,415
Other income		152	129

		11,797	11,544

Expenses
Labour		1,996	2,053
Goods and services purchased		2,566	2,195
Other expenses		2,318	2,011

		6,880	6,259
Share of net loss from jointly controlled and associated entities		1	1

		6,881	6,260

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		4,916	5,284
Depreciation and amortisation		1,978	1,800

Earnings before interest and income tax expense (EBIT)		2,938	3,484

Finance income		29	41
Finance costs		549	481

Net finance costs		520	440

Profit before income tax expense		2,418	3,044

Income tax expense		706	902

Profit for the period		1,712	2,142

Minority interests in net (profit)/loss		(8)	1

Profit for the period available to Telstra Entity shareholders		1,704	2,143

Earnings per share (cents per share)		cents	cents

Basic		13.8	17.3
Diluted		13.7	17.3

Total interim dividends declared (cents per share)	4	14.0	20.0

The notes following the half-year financial statements form part of the half-year financial report.

2

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 31 December 2006

	Telstra Group
	as at
	31 Dec	30 June
	2006	2006
	$m	$m

Current assets
Cash and cash equivalents	457	689
Trade and other receivables	3,952	3,752
Inventories	371	224
Derivative financial assets	26	21
Prepayments	221	244

Total current assets	5,027	4,930

Non current assets
Trade and other receivables	221	172
Inventories	17	20
Investments — accounted for using the equity method	23	23
Property, plant and equipment	23,413	23,503
Intangibles	6,265	6,122
Deferred tax assets	2	1
Derivative financial assets	286	391
Defined benefit assets	1,298	1,029

Total non current assets	31,525	31,261

Total assets	36,552	36,191

Current liabilities
Trade and other payables	2,781	3,570
Borrowings	3,033	1,982
Current tax liabilities	324	428
Provisions	694	737
Derivative financial liabilities	97	12
Revenue received in advance	1,212	1,161

Total current liabilities	8,141	7,890

Non current liabilities
Trade and other payables	201	197
Borrowings	11,280	11,434
Deferred tax liabilities	1,679	1,700
Provisions	901	974
Derivative financial liabilities	832	768
Revenue received in advance	402	405

Total non current liabilities	15,295	15,478

Total liabilities	23,436	23,368

Net assets	13,116	12,823

Equity
Share capital	5,590	5,569
Reserves	(142)	(160)
Retained profits	7,414	7,168

Equity available to Telstra Entity shareholders	12,862	12,577
Minority interests	254	246

Total equity	13,116	12,823

The notes following the half-year financial statements form part of the half-year financial report.

3

Telstra Corporation Limited and controlled entities
Statement of Recognised Income and Expense
for the half-year ended 31 December 2006

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	—	1
Translation of financial statements of non-Australian controlled entities	(12)	81
Transfer to profit for the period on sale of jointly controlled and associated entities	(1)	—

Cash flow hedging reserve
Net hedging gains/(losses) recognised directly in equity	(60)	75
Net hedging gains/(losses) removed from equity and included in profit for the period	107	(129)

Retained profits
Actuarial gain on our defined benefit plans	399	298

	433	326
Income tax on equity items	(133)	(71)

Net income recognised directly in equity	300	255
Profit for the period	1,712	2,142

Total recognised income for the period	2,012	2,397

Attributable to:
Telstra Entity	2,004	2,398
Minority interest	8	(1)

	2,012	2,397

Effects of changes in accounting policy attributable to Telstra Entity	—	76

The notes following the half-year financial statements form part of the half-year financial report.

4

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the half-year ended 31 December 2006

		Telstra Group
		Half-year ended
		31 December
		2006	2005
	Note	$m	$m

Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		12,736	12,417
Payments to suppliers and to employees (inclusive of GST)		(8,339)	(7,466)

Net cash generated from operations		4,397	4,951
Income taxes paid		(966)	(1,003)

Net cash provided by operating activities		3,431	3,948

Cash flows from investing activities
Payments for:
- property, plant and equipment		(2,114)	(1,761)
- intangibles		(395)	(282)

Capital expenditure (before investments)		(2,509)	(2,043)
- shares in controlled entities (net of cash acquired)	6	(314)	(7)
- adjustment to net proceeds from CSL New World Mobility Group merger	6	(21)	—
- payments for other investments		(2)	(12)

Total capital expenditure		(2,846)	(2,062)
Proceeds from:
- sale of property, plant and equipment		25	20
- sale of shares in controlled entities (net of cash disposed)	6	222	—
Proceeds from share buy-back by jointly controlled and associated entities		—	16
Interest received		30	34

Net cash used in investing activities		(2,569)	(1,992)

Operating cash flows less investing cash flows		862	1,956

Cash flows from financing activities
Proceeds from borrowings		2,810	3,869
Proceeds from Telstra bonds		373	—
Repayment of borrowings		(1,987)	(3,623)
Repayment of Telstra bonds		—	(13)
Repayment of finance lease principal amounts		(17)	(4)
Staff repayments of share loans		11	11
Purchase of shares for employee share plans		—	(6)
Finance costs paid		(540)	(470)
Dividends paid	4	(1,739)	(2,485)

Net cash used in financing activities		(1,089)	(2,721)

Net decrease in cash		(227)	(765)
Foreign currency translation on opening balances		(5)	4
Cash at the beginning of the period		689	1,534

Cash at the end of the period	6	457	773

The notes following the half-year financial statements form part of the half-year financial report.

5

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our half-year financial report is a general purpose financial report and is to be read in conjunction with our Annual Financial Report as at 30 June 2006. This should also be read together with any public announcements made by us in accordance with the continuous disclosure obligations arising under Australian Stock Exchange listing rules and the Corporations Act 2001, up to the date of the Directors’ Declaration.
1.1 Basis of preparation of the financial report
This half-year financial report has been prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia, including AASB 134: “Interim Financial Reporting”.
Our half-year financial report does not include all notes of the type normally included in the Annual Financial Report. Therefore, it cannot be expected to provide as full an understanding of the income statement, balance sheet and cash flows of the Telstra Group as the full financial report.
This half-year financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this half-year financial report, we are required to make judgments and estimates that impact:
•	income and expenses for the half-year;

•	the reported amounts of assets and liabilities; and

•	the disclosure of off balance sheet arrangements, including contingent assets and contingent liabilities.
We continually evaluate our judgements and estimates. We base our judgements and estimates on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. Actual results may differ from our estimates.
For the purpose of preparing this half-year financial report, each half-year has been treated as a discrete reporting period.
1.2 Further clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity) to which the expense relates. We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure.
In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.
Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.
When a specific item from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 3.
1.3 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

6

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies
2.1 Accounting policies
Our accounting policies are consistent with those disclosed in the Annual Financial Report as at 30 June 2006, with the exception of those detailed below.
2.2 Change in accounting policies
The following accounting policy changes occurred during the half-year ended 31 December 2006.
(i) Financial guarantees
AASB 2005-9: “Amendments to Australian Accounting Standards” became applicable to annual reporting periods beginning on or after 1 January 2006. We have applied this interpretation in our financial report for the half-year ended 31 December 2006.
These amendments require that liabilities arising from the issue of financial guarantee contracts be recognised on the balance sheet. The amendments have resulted in no impact on our balance sheet, income statement or statement of cash flows.
(ii) Lease arrangements
UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) became applicable to annual reporting periods beginning on or after 1 January 2006. We have applied this interpretation in our financial report for the half-year ended 31 December 2006 including the restatement of our comparative information.
UIG 4 requires entities to assess whether arrangements they enter into contain leases. An arrangement contains a lease if fulfilment of the arrangement is dependent on the use of specific assets and conveys a right to use those assets to the customer. The lease component of the arrangement is then separated and accounted for as either a finance or operating lease depending on the nature of the arrangement.
Some of our solutions management and outsourcing arrangements that we enter into as a service provider meet the requirements of UIG 4 as we provide the customer with the right to use dedicated equipment. We have applied this new accounting policy to these arrangements in existence at the start of our comparative period (1 July 2005). We have assessed that all embedded leases in existence at 1 July 2005 were finance leases in accordance with our current accounting policy for leases and AASB 117: “Leases” as substantially all of the risks and benefits incidental to ownership of this equipment are transferred to the customer. This required property, plant and equipment identified as part of an UIG 4 arrangement to be transferred to finance lease receivable and for lease accounting to be applied post this date.
The following impacts were recorded on the transition to UIG 4:

Telstra Group
Adjustments
as at
1 July 2005
$m

Assets
Trade and other receivables (current)	25
Trade and other receivables (non current)	93
Property, plant and equipment	(102)
Intangibles	(1)

15

Liabilities
Borrowings (current)	8
Revenue received in advance (current)	(15)
Borrowings (non current)	25
Deferred tax liability	(1)

17

Equity

Retained profits	(2)

Before UIG 4 applied, we did not separately account for embedded leases within our service agreements. Fixed and leased assets were previously recognised in our balance sheet and these assets were depreciated or amortised over their economic lives. Revenue associated with the entire service agreement was accounted for in accordance with our accounting policy on service revenue.
Details of the UIG 4 adjustments required to our comparative information is shown in 2.4 below.
2.3 Amendments to A-IFRS transition adjustments disclosed at 31 December 2005
During the second half of fiscal 2006, we made certain amendments to the impacts of adopting A-IFRS on the Telstra Group. These amendments impacted our comparatives for the half-year ended 31 December 2005 as set out below:
(i) Determination of tax bases
The tax base of our defined benefit asset changed as a result of an interpretation on the treatment of the contribution tax adjustment made to the carrying value of the asset. As a result there was a decrease in income tax expense of $4 million and a decrease in net income recognised directly in equity of $13 million associated with the defined benefit asset for the six months ended 31 December 2005.

7

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.4 Impact of our changes in accounting policies and amendments to A-IFRS transition adjustments
The following tables show the impact of our changes in accounting policies and amendments to A-IFRS transition adjustments to our previously reported income statements and balance sheet.

	Telstra Group
	Previously
	reported		Defined	Restated
	31 Dec 2005	UIG 4	benefit tax	31 Dec 2005
Income Statement	$m	$m	$m	$m

Income
Revenue (excluding finance income)	11,449	(34)	—	11,415
Other income	129	—	—	129

	11,578	(34)	—	11,544

Expenses
Labour	2,053	—	—	2,053
Goods and services purchased	2,214	(19)	—	2,195
Other expenses	2,011	—	—	2,011

	6,278	(19)	—	6,259
Share of net loss from jointly controlled and associated entities	1	—	—	1

	6,279	(19)	—	6,260

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	5,299	(15)	—	5,284
Depreciation and amortisation	1,810	(10)	—	1,800

Earnings before interest and income tax expense (EBIT)	3,489	(5)	—	3,484

Finance income	36	5	—	41
Finance costs	479	2	—	481

Net finance costs	443	(3)	—	440

Profit before income tax expense	3,046	(2)	—	3,044

Income tax expense	907	(1)	(4)	902

Profit for the period	2,139	(1)	4	2,142

Minority interests in net loss	1	—	—	1

Profit for the period available to Telstra Entity shareholders	2,140	(1)	4	2,143

There has been no impact on basic and diluted earnings per share for the half-year ended 31 December 2005 as a result of the adoption of UIG 4.

8

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.4 Impact of our changes in accounting policies and amendments to A-IFRS transition adjustments (continued)

	Telstra Group
	Previously
	reported		Restated
	30 June 2006	UIG 4	30 June 2006
Income Statement	$m	$m	$m

Income
Revenue (excluding finance income)	22,772	(68)	22,704
Other income	328	—	328

	23,100	(68)	23,032

Expenses
Labour	4,364	—	4,364
Goods and services purchased	4,730	(33)	4,697
Other expenses	4,427	—	4,427

	13,521	(33)	13,488
Share of net gain from jointly controlled and associated entities	(5)	—	(5)

	13,516	(33)	13,483

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	9,584	(35)	9,549
Depreciation and amortisation	4,087	(20)	4,067

Earnings before interest and income tax expense (EBIT)	5,497	(15)	5,482

Finance income	66	9	75
Finance costs	1,002	4	1,006

Net finance costs	936	(5)	931

Profit before income tax expense	4,561	(10)	4,551

Income tax expense	1,380	(3)	1,377

Profit for the year	3,181	(7)	3,174

There has been no impact on basic earnings per share for the year ended 30 June 2006 as a result of the adoption of UIG 4. Diluted earnings per share for the year ended 30 June 2006 has decreased by 0.1 cents.

9

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
2. Summary of accounting policies (continued)
2.4 Impact of our changes in accounting policies and amendments to A-IFRS transition adjustments (continued)

	Telstra Group
	Previously
	reported		Restated
	30 June 2006	UIG 4	30 June 2006
Balance Sheet	$m	$m	$m

Current assets
Cash and cash equivalents	689	—	689
Trade and other receivables	3,701	51	3,752
Inventories	224	—	224
Derivative financial assets	21	—	21
Prepayments	244	—	244

Total current assets	4,879	51	4,930

Non current assets
Trade and other receivables	87	85	172
Inventories	20	—	20
Investments — accounted for using the equity method	23	—	23
Property, plant and equipment	23,622	(119)	23,503
Intangibles	6,123	(1)	6,122
Deferred tax asset	1	—	1
Derivative financial assets	391	—	391
Defined benefit assets	1,029	—	1,029

Total non current assets	31,296	(35)	31,261

Total assets	36,175	16	36,191

Current liabilities
Trade and other payables	3,570	—	3,570
Borrowings	1,969	13	1,982
Current tax liabilities	428	—	428
Provisions	737	—	737
Derivative financial liabilities	12	—	12
Revenue received in advance	1,170	(9)	1,161

Total current liabilities	7,886	4	7,890

Non current liabilities
Trade and other payables	197	—	197
Borrowings	11,409	25	11,434
Deferred tax liabilities	1,704	(4)	1,700
Provisions	974	—	974
Derivative financial liabilities	768	—	768
Revenue received in advance	405	—	405

Total non current liabilities	15,457	21	15,478

Total liabilities	23,343	25	23,368

Net assets	12,832	(9)	12,823

Equity
Share capital	5,569	—	5,569
Reserves	(160)	—	(160)
Retained profits	7,177	(9)	7,168

Equity available to Telstra Entity Shareholders	12,586	(9)	12,577
Minority interest	246	—	246

Total equity	12,832	(9)	12,823

10

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
3. Items requiring specific disclosure
Our profit for the period has been calculated after charging specific expense items from our continuing operations as detailed below:

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	$m	$m

Depreciation and amortisation
- accelerated amortisation of intangibles	14	—
- accelerated depreciation of property, plant and equipment	134	—

	148	—

Income tax benefit	(44)	—

Net items after income tax benefit	104	—

As part of our transformation a decision was made last financial year to shut down certain networks, platforms and applications. This has resulted in the accelerated depreciation and amortisation of certain assets that, while currently in use, will be decommissioned.

11

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
4. Dividends
Our dividends provided for and paid during the half-year are listed below:

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	$m	$m

Dividends paid
Final dividends for the financial year ended 30 June provided for and paid during the interim period Final dividend	1,739	1,739
Special dividend paid with the final dividend	—	746

	1,739	2,485

Dividends per ordinary share paid	¢	¢

Final dividends for the financial year ended 30 June provided for and paid during the interim period
Final dividend	14.0	14.0
Special dividend paid with the final dividend	—	6.0

	14.0	20.0

Our dividends provided for and paid during the interim period are fully franked at a tax rate of 30%.
Dividends per ordinary share declared
Our dividends declared per share in respect of the half-year as disclosed on the face of our income statement is detailed below:

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend (a)	14.0	14.0
Special dividend paid with the interim dividend	—	6.0

	14.0	20.0

(a) As the interim dividend for the half-year ended 31 December 2006 was not declared, determined or publicly recommended by the Board as at 31 December 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. The declaration of the interim dividend is reported as an event after balance date (refer to note 8 for further information).

12

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information
Business segments
We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.
During the half-year ended 31 December 2006 there were no adjustments to our business segments.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right. These include:
•	Telstra Country Wide;

•	Telstra BigPond;

•	Telstra Media;

•	Strategic Marketing; and

•	our corporate areas.
Segment financial results
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues and segment expenses contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues and segment expenses do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative explains our segment results for those individual items where no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for Telstra Consumer Marketing and Channels (TC&C), Telstra Business (TB) and Telstra Enterprise and Government (TE&G) are allocated totally to the TC&C segment, with the exception of some products sold which are allocated to TB and TE&G. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&C, TB and TE&G depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the TC&C segment.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exists.
In addition, revenue derived from our BigPond Internet products are recorded in the customer facing business segments of TC&C, TB and TE&G. Certain distribution costs in relation to these products are recognised in these three business segments. Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra BigPond business segment.
Inter-segment transfers
We account for all transactions of entities within the Telstra Group, including international transactions between Australian and non-Australian businesses, at market value. For segment reporting purposes, transfer pricing is not used within the Company. As such the inter-segment revenue line purely relates to intercompany revenue.
The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the corporate level to other business segments.

13

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
5. Segment information (continued)
The following tables detail the results of our business segments, based on the reporting structure as at 31 December 2006:
Telstra Group

	Telstra
	Consumer		Telstra
	Marketing		Enterprise	Telstra	Telstra					Total
	&	Telstra	& Govern-	Inter-	Opera-	Telstra		Other	Elimina-	of all
	Channels	Business	ment	national	tions	Wholesale	Sensis	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended 31 December 2006
Revenue from external customers	4,679	1,608	2,185	807	93	1,337	885	51	—	11,645
Inter-segment revenue	—	—	29	13	22	150	—	1	(215)	—

Total segment revenue	4,679	1,608	2,214	820	115	1,487	885	52	(215)	11,645

Segment result	2,763	1,299	1,247	26	(1,912)	1,451	362	(2,343)	(2)	2,891
Share of equity accounted net losses	—	—	—	—	—	—	(1)	—	—	(1)
Net gain on sale of investment	—	—	44	—	—	—	4	—	—	48

Earnings before interest and income tax expense (EBIT)	2,763	1,299	1,291	26	(1,912)	1,451	365	(2,343)	(2)	2,938

Telstra Group

	Telstra
	Consumer		Telstra
	Marketing		Enterprise	Telstra	Telstra					Total
	&	Telstra	& Govern-	Inter-	Opera-	Telstra		Other	Elimina-	of all
	Channels	Business	ment	national	tions	Wholesale	Sensis	(a)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Half-year ended 31 December 2005
Revenue from external customers	4,481	1,597	2,219	694	92	1,281	1,002	49	—	11,415
Inter-segment revenue	—	—	29	15	31	146	10	1	(232)	—

Total segment revenue	4,481	1,597	2,248	709	123	1,427	1,012	50	(232)	11,415

Segment result	3,041	1,302	1,302	27	(1,785)	1,318	509	(2,260)	31	3,485
Share of equity accounted net profits/ (losses)	—	—	—	5	—	—	—	(6)	—	(1)

Earnings before interest and income tax expense (EBIT)	3,041	1,302	1,302	32	(1,785)	1,318	509	(2,266)	31	3,484

(a)	The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

14

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
6. Notes to the statement of cash flows
Reconciliation of cash balances

	Telstra Group
	Half-year ended
	31 December
	2006	2005
	$m	$m

Cash and cash equivalents	457	817
Bank overdraft	—	(44)

	457	773

Acquisitions and disposals
During the half-year ended 31 December 2006 we made the following significant acquisitions and disposals of investments:
Acquisitions
SouFun Holdings Limited (SouFun)
On 31 August 2006, we acquired 55% (on an undiluted basis) of the issued capital of SouFun for a total consideration of $337 million including acquisition costs.
SouFun is China’s largest online real estate, home furnishings and home improvements portal.
Our accounting for the acquisition and the assignment of fair values to SouFun’s identifiable assets, liabilities and contingent liabilities has not been finalised and has been determined on a provisional basis as the completion balance sheet has not been finalised.

	SouFun
	2006	2006
	$m	$m

Consideration for acquisition
Cash consideration for acquisition	333
Costs of acquisition	4

Total purchase consideration	337

Cash balances acquired	(23)

Outflow of cash on acquisition	314

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Cash and cash equivalents	23	23
Trade and other receivables	9	9
Property, plant and equipment	1	1
Intangible assets	38	—
Other assets	1	1
Deferred tax assets	1	1
Trade and other payables	(9)	(9)
Current tax liabilities	(2)	(2)
Deferred tax liabilities	(9)	—
Revenue received in advance	(6)	(6)

Net assets	47	18
Adjustment to reflect minority interests acquired	(21)
Goodwill on acquisition	311

	337

Profit from acquisition date until 31 December 2006	2

We have recognised good will of $311 million on acquisition of SouFun. The following factors contributed to the recognition of goodwill:
•	forecast revenues and profitability of SouFun; and

•	strategic benefits to the operations of the Telstra Group.
We have identified and measured any significant intangible assets separately from goodwill on acquisition of SouFun.
If the SouFun acquisition had occurred on 1 July 2006, our adjusted consolidated income and consolidated profit after minority interests for the half-year ended 31 December 2006 for the Telstra Group would have been $11,807 million and $1,706 million respectively.

15

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
6. Notes to the statement of cash flows (continued)
CSL New World Mobility Group
During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited (NWMHL) in return for 100% of the issued capital of the New World Mobility Group and $44 million in cash. The share issue diluted Telstra’s ownership in the merged group to 76.4%.
Following finalisation of the subscription amount, we were required to make a cash payment of $21 million to NWMHL during fiscal 2007, which represented an adjustment to the $44 million cash received in fiscal 2006. In accordance with the terms of the merger, this adjustment was primarily based on the final working capital position of the New World Mobility Group at the completion date.
Disposals
Australian Administration Services Group Pty Ltd (AAS)
On 31 August 2006, our controlled entity Kaz Group Pty Limited sold its 100% shareholdings in controlled entities Australian Administration Services Pty Ltd and Atune Financial Solutions Pty Ltd for a total consideration of $235 million.
The sale of AAS included the following controlled entities:
•	Australian Administration Services Pty Ltd;

•	AAS Superannuation Services Pty Ltd; and

•	Atune Financial Solutions Pty Ltd.
It also included AAS’s 50% shareholding in a jointly controlled entity Money Solutions Pty Ltd.

AAS
2006
$m

Consideration on disposal
Cash consideration for disposal	235

Cash and cash equivalents disposed of	(23)

Inflow of cash on disposal	212

Platefood Limited (Platefood)
On 28 November 2006, our controlled entity Sensis Pty Ltd sold its 61% shareholdings in controlled entity Platefood for a total consideration of $10 million.

16

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
7. Contingent liabilities, contingent assets and expenditure commitments
Contingent liabilities
There have been no significant changes from 30 June 2006 to guarantees, indemnities and support provided by us, or to legal actions we are involved in, apart from:
FOXTEL
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated. As a result of the refinancing, we no longer have a contingent liability under the ECD, which amounted to $100 million as at 30 June 2006.
Unconditioned Local Loop Service (ULLS) and Line Sharing Service (LSS)
ULLS is a declared service by which competitors effectively rent the copper pairs or “loops” connecting Telstra exchanges to almost all residential and business premises in Australia. The ULLS is connected to Telstra’s competitors’ equipment in Telstra’s exchanges allowing them to provide voice and broadband services to retail customers. Once connected, no Telstra services can be provided over the ULLS. The ACCC has indicated that Telstra should charge different prices in different areas for ULLS, despite the fact that it is required to charge the same residential and business retail prices for a basic line rental service throughout Australia.
In December 2005, Telstra submitted an ULLS access undertaking with a single (or averaged) price of $30 per month for all areas. In August 2006 the ACCC issued a final decision, rejecting the undertaking on the basis that it was not satisfied that Telstra’s estimate of its costs and the averaging of those costs were reasonable. Telstra appealed that rejection to the Australian Competition Tribunal.
A number of Telstra’s competitors have notified access disputes in relation to ULLS. In August 2006, the ACCC made binding interim decisions in several of these arbitrations that prices remain deaveraged and that the price in band 2 (the metropolitan area — where the greatest number of ULLS services will be provided) be reduced from $22 to $17.70 per month.
On 14 September 2006, Telstra lodged an appeal to the Australian Competition Tribunal. The Tribunal is required to make its decision by 14 March 2007, or if it extends the decision making period, by 14 June 2007. There is also a risk of the ACCC making final determinations in the access disputes at a lower price.
LSS is a service whereby the copper wire connecting our exchanges to almost all residential and business premises in Australia is shared with a Telstra competitor. Telstra will typically provide voice services to the customer while the competitor will provide broadband services over the same copper wire.
In December 2004, Telstra submitted a LSS access undertaking at $9 per month. This was rejected by the ACCC in December 2005, with the Australian Competition Tribunal upholding the ACCC’s rejection in June 2006.
A number of Telstra competitors have notified access disputes in relation to LSS. On 21 December 2006, the ACCC made an interim decision in these disputes that the access charge for LSS be set at $3.20 per month.
When the ACCC make their final determination on these ULLS and LSS access disputes, they may find that it is reasonable for Telstra to reimburse the access seekers for the difference in the access price charged from the date in which the various access seekers lodged their access dispute or from a point prior to that time when negotiations between Telstra and the access seeker commenced.
Telstra made submissions to the ACCC on the appropriate course of action going forward with the ULLS and LSS access disputes having regard to the Constitutional Challenge which Telstra has recently commenced. The ACCC has subsequently advised that it will be proceeding with the access disputes notwithstanding this challenge. Refer to note 8 for further details regarding the Constitutional Challenge.
Competition Notice
In December 2005, we increased our prices for line access provided to our competitors to prices closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in respect of a “lower spend” segment of the retail market. The ACCC somehow considers that our conduct has or is likely to have the effect of substantially lessening competition across the retail market and therefore that we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect.

17

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
7. Contingent liabilities, contingent assets and expenditure commitments (continued)
Contingent liabilities (continued)
Competition Notice (continued)
The ACCC has yet to commence enforcement proceedings against us but, should the ACCC elect to commence such proceedings and should they be successful, the maximum potential penalties which had accrued as at 31 December 2006 exceed $760 million (30 June 2006: exceeded $200 million) and continue to accrue at $3 million per day. Optus has issued proceedings against Telstra in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. Telstra will vigorously defend the Optus proceedings and any future enforcement proceedings should they, be commenced by the ACCC.
Telstra has challenged the validity of the ACCC’s decision to issue the competition notice (and the preceding consultation notice) in the Federal Court on administrative law grounds. Amongst other things, we allege that the competition notice (and the preceding consultation notice) should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the competition notice. The ACCC argues that it does not owe us any duty of procedural fairness or natural justice when issuing competition notices. This challenge was heard by the Federal Court in August 2006. Judgement was reserved.
Expenditure commitments
There have been no significant changes from 30 June 2006 to our expenditure commitments, apart from:
•	FOXTEL no longer has commitments relating to digital set top box units, which reduced our share of the commitments by $141 million;
•	we entered into a contract with IBM Australia Ltd for procurement, operational and accounts payable functions for $370 million expiring in August 2013. The commitment remaining at 31 December 2006 was $366 million;
•	Sensis entered into a contract for IT services for $165 million with AMDOCS USA Inc. This commitment expires in June 2011. The amount of the commitment outstanding at 31 December 2006 was $138 million; and
•	we have entered into a contract for fixed line transformation with Alcatel Australia Ltd for $461 million. This commitment expires in June 2007. The amount of this commitment remaining at 31 December 2006 was $265 million.

18

Telstra Corporation Limited and controlled entities
Notes to the Half-Year Financial Statements (continued)
8. Events after balance date
The directors are not aware of any matter or circumstance that has occurred since 31 December 2006 that, in their opinion, has significantly affected or may significantly affect in future years:
•	our operations;

•	the results of those operations; or

•	the state of our affairs;
other than:
Dividends declaration
On 15 February 2007, the directors of Telstra Corporation Limited declared a fully franked interim dividend of 14 cents per ordinary share. The record date for the interim dividend is 2 March 2007 with payment to be made on 30 March 2007. Shares will trade excluding entitlement to the dividends on 26 February 2007.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,740 million. The interim dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 31 December 2006.
Constitutional Challenge
On 24 January 2007, Telstra commenced proceedings in the High Court against the Commonwealth, the ACCC and eleven access seekers who had, prior to 24 January 2007, notified access disputes in respect of ULLS and/or LSS. Telstra is seeking declarations from the High Court that Part XIC of the Trade Practices Act is invalid as it applies to ULLS and LSS, together with administrative relief directed at each of the specific access disputes. The matter was heard (for first directions only) on 8 February 2007 and orders were made for the filing of pleadings and particulars. The matter has been relisted on 20 March 2007.

19

Telstra Corporation Limited and controlled entities
Directors’ Declaration
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 2 to 19, of the Telstra Group:
(i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001;
(ii) give a true and fair view of the financial position as at 31 December 2006 and performance, as represented by the results of the operations and cash flows, for the half-year ended 31 December 2006; and
(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the Directors.

Donald G McGauchie AO	Solomon D Trujillo
Chairman	Chief Executive Officer

15 February 2007
Melbourne, Australia

20

Telstra Corporation Limited and controlled entities
Independent Review Report
To the members of Telstra Corporation Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of the Telstra Group (Telstra Corporation Limited and the entities it controlled during the period), which comprises the balance sheet as at 31 December 2006, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a summary of accounting policies, other selected explanatory notes and the directors’ declaration.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the Telstra Group are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Telstra Group’s financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of the Telstra Group, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of the Telstra Group is not in accordance with:
(a)	the Corporations Act 2001, including:
(i) giving a true and fair view of the financial position of the Telstra Group at 31 December 2006 and of its performance for the half-year ended on that date; and
(ii) complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corp orations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.
Ernst & Young
Mirco Bardella
Partner
15 February 2007
Melbourne, Australia

21

Telstra Corporation Limited and controlled entities
Directors’ Report
For the half-year ended 31 December 2006

1

Directors’ report
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the half-year ended 31 December 2006. Financial comparisons used in this report are of results for the half-year ended 31 December 2006 compared with the half-year ended 31 December 2005.
Results of operations
As previously indicated to shareholders, the fiscal 2007 year is the high spend year of our major transformation on the business. Our earnings for the first half of fiscal 2007 have been impacted by these one-off costs but are slightly better than our guidance. We are thirteen months into our five year transformation and have reached a turning point, with positive earnings growth to recommence in the second half.
Telstra’s net profit after minority interests for the half-year was $1,704 million (2005: $2,143 million). This result was after deducting:
•	net finance costs of $520 million (2005: $440 million); and

•	income tax expense of $706 million (2005: $902 million).
Earnings before interest and income tax expense was $2,938 million, representing a 15.7% or $546 million decrease on the prior corresponding period result of $3,484 million.
Basic earnings per share decreased by 20.2% from 17.3 cents per share in the half-year ended 31 December 2005 to 13.8 cents per share in the current half-year. The lower earnings per share were due to the decrease in net profit.
Review of operations
Our achievements in the past half-year, as we execute our five year transformation strategy, are:
•	built our national Next G™ network in ten months;

•	launched 3GSM 850 nationwide wireless broadband network;

•	upgraded the network’s speeds to 14.4 megabits per second (Mbps) nationwide -world’s fastest wireless broadband network;

•	extended Next G™ network range up to 200 kilometres (at selected sites);

•	reached one million 3GSM customers in sixteen months, nearly 40% 3G market share;

•	launched national high-speed ADSL with network speeds up to 20Mbps;

•	maintained retail broadband average revenue per user (ARPU) while growing market share to 45% (increase of 1% from June 2006); and

•	achieved increase in residential fixed line market share for the first time since 1992.
Other highlights over the last six months include the following:
•	improved service ratings and increased revenues were achieved while reducing the total workforce by 4,596 (pre acquisitions and investments) since 1 July 2005. We are on track to achieve our target reduction of 6,000 to 8,000 by 30 June 2008;

•	increased scheduling flexibility for our customers, meeting more than 90% of our appointments and completing 97% of PSTN service calls on the first attempt; and

•	6,400-plus staff participating in the Telstra Learning Academy to advance their product knowledge, customer service and technical skills.

2

Our total income for the half-year (excluding finance income) increased by 2.2% or $253 million to $11,797 million (2005: $11,544 million).
The growth in total income was mainly attributable to:
•	mobiles revenue — $296 million or 11.8%; and

•	broadband revenue — $236 million or 43.7%.
Mobile goods and services revenue increased largely due to the continued growth in the number of mobile telephone subscribers, as well as growth in mobile data revenue and international roaming revenue. We also experienced increased revenue from mobile handset sales.
Retail and wholesale broadband subscribers increased by 47.1% in the half-year to 3.5 million subscribers.
Offsetting the sales growth was a decline in PSTN product revenues of $216 million or 5.6% as the market continues to move towards mobile and broadband products. This decline has slowed when compared with the 7.6% decline in the first half of fiscal 2006. The rate of loss of retail basic access lines has slowed to 1.7% this half due to competitive offers in the market. In particular, we have experienced a slight increase in the number of retail lines since October 2006.
Our advertising and directories revenue decreased 12.7% compared with the prior corresponding period due to the deferred Melbourne Yellow™ print directory production causing a one month delay in distribution into the second half of fiscal 2007. Excluding the impact of the revenue deferral, advertising and directories revenue increased by 7.0%.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by 9.9% or $621 million to $6,881 million for the half-year (2005: $6,260 million). This growth was mainly attributable to:
•	goods and services purchased — increased by $371 million or 16.9%; and

•	other expenses — grew by $307 million or 15.3%.
Goods and services purchased increased due to:
•	higher handset subsidies from a rise in the take up of handsets on subsidised plans as well as higher subsidies offered associated with our marketing and campaign for Next G mobile;

•	cost of goods sold — other, increased mainly due to higher sales volumes for mobile handsets and a higher average cost per handset again associated with strong Next G take up;

•	partially offset by lower network payments as a result of a reduced mobile terminating access rate, and lower payments for international capacity and termination costs due to lower net costs from Reach Ltd, our jointly controlled entity.
Other expenses increased largely due to higher service contracts and other agreements as a result of costs associated with transformational initiatives.
This was offset by a decrease in labour expenses of $57 million or 2.8%. Labour costs decreased mainly due to lower staff levels, a lower charge in redundancy costs, and lower overtime payments partially offset by higher contractor and agency payments.
Depreciation and amortisation costs increased by 9.9% to $1,978 million, primarily due to accelerated depreciation and amortisation associated with our transformation strategy and planned closure of the CDMA network, upgrade of switching systems and software, and growth in communications plant.

3

Net finance costs increased by 18.2% to $520 million, primarily due to higher borrowings to fund capital expenditure and the dividend payments, combined with the impact of increased interest rates in the half-year.
Income tax expense decreased by $196 million to $706 million as a result of the lower net profit. The effective tax rate of 29.2% was marginally lower than the rate in the prior corresponding period of 29.6% mainly due to the non taxable profit on sale of the Australian Administration Services Group which was offset by carried forward CGT losses.
Cash flow
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $862 million in the half-year from $1,956 million in the prior corresponding period. This position combined with our borrowing program will continue to support our ongoing operating and investing activities within our target debt ratios.
Our cash flow from operating activities decreased to $3,431 million for the current half-year compared with $3,948 million in the half-year ended 31 December 2005. The decrease primarily due to:
•	the 7.0% decline in earnings before interest, income tax expense, depreciation and amortisation; and

•	lower tax payments.
Cash used in investing activities was $2,569 million, representing an increase of $577 million over the prior corresponding period. The increase was mainly attributable to:
•	our payments for property, plant and equipment as we continue to improve and invest in our core infrastructure;

•	the payment for SouFun Holdings Limited;

•	offset by the proceeds received from the sale of Australian Administration Services Group.
Our cash used in financing activities was $1,089 million for the half-year, which represents a decrease of $1,632 million over the prior corresponding period. The decrease was mainly due to the reduced payment of dividends as the half-year ended 31 December 2005 included a special dividend of 6 cents per share and an increase in borrowings.
Dividends
The directors have declared an interim ordinary dividend of 14 cents per share ($1,740 million). The dividends will be fully franked at a tax rate of 30%. The record date for the interim dividend will be 2 March 2007 with payment to be made on 30 March 2007. Shares will trade excluding entitlement to the dividends on 26 February 2007.
Our final ordinary dividend for the financial year ended 30 June 2006 of 14 cents per share ($1,739 million) was provided for and paid during the half-year ending 31 December 2006. These dividends were fully franked at a tax rate of 30%. The final dividend paid had a record date of 25 August 2006 and payment was made on 22 September 2006.
It is the current intention of the Board to declare fully franked ordinary dividends of 28 cents per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007. The amount of dividends (including the level of franking) is a decision for the Board to make twice a year in its normal cycle having regard to our earnings, cash flows and the position as well as future regulatory impacts and all other factors that affect our operations.

4

Sale of the Commonwealth’s remaining interest in Telstra
The Commonwealth proceeded with the sale of its 51.8% ownership interest in Telstra in the half-year ended 31 December 2006 where it sold 34.2% of its ownership interest through a public sale. The Commonwealth’s remaining 17.6% interest in Telstra is expected to be transferred to the Commonwealth Future Fund by 24 February 2007.
The final public sale of Telstra shares was a success with the level of interest from investors, both retail and institutional, much higher than expected resulting in 4.25 billion shares sold. Retail investors were sold 2.5 billion shares at a price of $3.60 and institutional investors were sold 1.7 billion shares at a price of $3.70. The total offer size was $15.5 billion making it the second biggest share offering in Australian history.
Directors
Directors who held office during the half-year and until the date of this report were:

Donald G McGauchie	- chairman, non-executive director
Solomon D Trujillo	- chief executive officer
Geoffrey Cousins	- non-executive director (elected 14 November 2006)
Belinda J Hutchinson	- non-executive director
Catherine B Livingstone	- non-executive director
Charles Macek	- non-executive director
John W Stocker	- non-executive director
Peter Willcox	- non-executive director
John Zeglis	- non-executive director
Auditor’s independence declaration
The independence declaration of our auditors is on page 6 and forms part of this report.
Rounding of amounts
The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.
This report is made in accordance with a resolution of the directors.

Donald G McGauchie AO	Solomon D Trujillo
Chairman	Chief Executive Officer

15 February 2007
Melbourne, Australia

5

Independence Declaration
Auditor’s Independence Declaration to the Directors of Telstra Corporation Limited
In relation to our review of the financial report of the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ernst & Young
Mirco Bardella
Partner
15 February 2007
Melbourne, Australia

6

15 February 2007
Office of the Company Secretary

Level 41
Company Announcements Office	242 Exhibition Street
Australian Stock Exchange	MELBOURNE VIC 3000
4th Floor, 20 Bridge Street	AUSTRALIA
SYDNEY NSW 2000
Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Analyst Briefing — Half year results presentation pack
In accordance with the listing rules, I attach a copy of a presentation to be made today, for release to the market.
This Announcement has been released simultaneously to the New Zealand Stock Exchange.
Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

1 Telstra Corporation Limited 1H 2007 Results

2 These presentations include certain forward-looking statements that are based on information and assumptions known to date and are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F. All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. Disclaimer

3 1H 2007 Results Trujillo Chief Executive Officer Telstra Corporation Limited $ billions (except margins & DPS) - 14.0 14.0 Ordinary DPS (cents) 2 55.9 0.9 2.0 Free Cash Flow 22.8 2.5 2.0 Cash Operating Capex 20.1 1.7 2.1 NPAT 1 15.7 2.9 3.5 EBIT 4.0 42.3 46.3 EBITDA Margin (%) 7.0 4.9 5.3 EBITDA 9.9 6.9 6.3 Operating Expenses 2.0 11.6 11.4 Sales Revenue % 1H07 1H06 1H07 Financial results (reported) Beat Earnings Guidance ...Earnings pivot point reached whilst continuing to invest (1) Before minority interests (2) 1H06 excludes 6 cent per share special dividend 3.6% Sales Revenue* *normalised for Melbourne Yellow book 1.7% EBITDA Margin** **1H07 v 2H06 (normalised for Melbourne Yellow book and transformation costs)

3 1H 2007 Results Sol Trujillo Chief Executive Officer Telstra Corporation Limited $ billions (except margins & DPS) - 14.0 14.0 Ordinary DPS (cents) 2 55.9 0.9 2.0 Free Cash Flow 22.8 2.5 2.0 Cash Operating Capex 20.1 1.7 2.1 NPAT 1 15.7 2.9 3.5 EBIT 4.0 42.3 46.3 EBITDA Margin (%) 7.0 4.9 5.3 EBITDA 9.9 6.9 6.3 Operating Expenses 2.0 11.6 11.4 Sales Revenue % 1H07 1H06 1H07 Financial results (reported) Beat Earnings Guidance ...Earnings pivot point reached whilst continuing to invest (1) Before minority interests (2) 1H06 excludes 6 cent per share special dividend 3.6% Sales Revenue* *normalised for Melbourne Yellow book 1.7% EBITDA Margin** **1H07 v 2H06 (normalised for Melbourne Yellow book and transformation costs)

9 The best the competition can do... Next GTM competition still years away... Competitors faced with substantial execution risks in rollout RECORD TIME Next GTM built and operating in record time of 10 months WIDEST Breadth: 1.9M sq km & 98.8% population Better depth: in buildings etc NEW: Range extension from 80km to 200km in certain locations AVAILABLE NOW Already 1.2m+ 3G customers, including 415k Next GTM SUPERIOR NEW: 14.4Mbps — first nationwide upgrade at highest speed in the world PLUS: HSUPA1.9Mbps upload ....staying global leader Status Speed Coverage Time for Rollout No 2 competitor LIMITED 650,000 sq km & 96% population 900MHz explored only, limited depth with 2,500 sites at 2100 MHz NOT YET AVAILABLE Yet to make final technology (frequency) choice and mix — risks of delay INFERIOR Once installed, speeds of up to 3.6Mbps initially YEARS 3 year rollout...risks of delay

6 Winning where it matters — Mobiles Entrenching mobiles leadership Holding $20 ARPU Premium Strong growth in 3G SIO’s Improving Subscriber Mix & & Approaching 40% market share in 3G — On track for market leadership by May 07 3G 2G Next G™ driving content and applications - Non SMS data ARPU +74%. MBM benefits: CRM strike rates increasing across the board. eg. Postpaid recontracting doubled 59% 55% +183% 745k 280k 156k Next GTM 3G 2100 EVDO Dec 06 Jun 06 Estimated to have captured around 60% of 3G SIO net adds 317k 100k 1.2m 0.4m Postpaid (as a % of total customer base) Dec 06 Dec 05

7 Data driving more than half of $20 3G ARPU uplift Changing the game in customer behaviour...leading the market Telstra’s Competitive Advantage - Next GTM SIOs 31 Dec 30 Nov 13 Feb Voice/roaming/messaging SMS Non-SMS data 65% 17% 18% 3G 81% 16% 3% 2G In Dec, 3G customers spent $12 more on non SMS data and $4 more on SMS than 2G customers ARPU Breakdown 415k 280k 155k 50k 31 Oct $20 $20 $20 $20 $20 $65 $20 Month 1 Month 2 Month 3 Month 4 3-4 month payback FY06 Incremental postpaid SARC Month 5 Month 6 Monthly incremental ARPU Economics of accelerated 3G growth $100 $50

8 Changing the game in customer behaviour...leading the market Telstra’s Competitive Advantage - FOXTEL by Mobile: 7% Mobile Music: 24% Video Streams: 53% Penetration of base: Next GTM v 3G 2100 3G 2100 FOXTEL by Mobile: 0.8% Mobile Music: 5% Video Streams: 11% 4 new channels recently launched driving an increase in streaming minutes and customer take up Most popular channels are Fox 8, Comedy Channel and Disney Channel Increase in channel content: Simple Life & Jerry Springer (FOX8); MAD TV (Comedy Channel) Next GTM v 3G 2100 Usage (Oct — Dec) Music 3.3X 1.0X Games 2.1X 1.0X Video Streams 7.4X 1.0X Video Calls 11.3X 1.0X Next GTM 2100

9 The best the competition can do... Next GTM competition still years away... Competitors faced with substantial execution risks in rollout RECORD TIME Next GTM built and operating in record time of 10 months WIDEST Breadth: 1.9M sq km & 98.8% population Better depth: in buildings etc NEW: Range extension from 80km to 200km in certain locations AVAILABLE NOW Already 1.2m+ 3G customers, including 415k Next GTM SUPERIOR NEW: 14.4Mbps — first nationwide upgrade at highest speed in the world PLUS: HSUPA1.9Mbps upload ....staying global leader Status Speed Coverage Time for Rollout No 2 competitor LIMITED 650,000 sq km & 96% population 900MHz explored only, limited depth with 2,500 sites at 2100 MHz NOT YET AVAILABLE Yet to make final technology (frequency) choice and mix — risks of delay INFERIOR Once installed, speeds of up to 3.6Mbps initially YEARS 3 year rollout...risks of delay

10 Winning where it matters — Retail Broadband Growing market share while holding ARPUs Strong growth in market share Beating nearest competitor Holding ARPU sequentially for the first time 3 1 v & & Rated #1 in survey for email and telephone customer experience across all industries Approximately one third of entry level customers migrate within 12 months 25% of new broadband sales in December and January were for plans faster than 1.5Mbps 45% 44% $49 $49 Delivering enhanced services with upgraded networks — Fixed, Wireless, Satellite and Cable Wireless broadband subscribers over 200,000 1H07 2H06 1H07 2H06

11 Winning where it matters — PSTN Important pivot points passed Slowing Revenue Decline Smallest retail line loss in five years & Consumer SIOs flat on June - world class performance -5.6% -7.6% 41% of consumer base of 2 or more products 1H07 1H06 2H 05 1H 06 2H 06 1H 07

12 Winning where it matters — Sensis Now much more than Yellow 33% of new customers taking up print and online bundles Telstra/BigPond referrals up 30% 250% growth in Satellite Navigation unit sales Over 60m maps served per month New media % of revenues increasing (normalised) 33% of revenue growth from emerging businesses 15% 10% Online usage +21% Monthly unique browsers 6.5m 7.9m Dec 06 Dec 05 1H07 1H06 Emerging businesses

13 SouFun: Expanding the footprint Strong growth in SouFun performance SouFun is continuing its aggressive organic expansion Dec 2008 Offices in a further 44 cities planned by end CY08 Total : 100 Cities by end CY08 Feb 2007 Offices in another 16 cities opened post Telstra acquisition of 51% Aug 2006 Offices in 40 cities opened prior to Telstra acquisition of 51%* Revenue up 107% YOY EBIT up 131% YOY Strong organic growth in SouFun footprint: * On a fully diluted basis

14 3,376 2,484 2,691 2,919 3,131 Construction fuelling China’s economic boom Real estate investment - 24% growth in 2006 Residential building area Jan to Nov 06 + 19.2% YoY China: GDP Value 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 2006E 2007E 2008E 2009E 2010E US$ Bn Online advertising forecast to quadruple from 2006- 2010 to US$3.2bn Forecast online real estate advertising CAGR of 66% to US$1bn in 2010 China’s #1 online real estate advertising web site 44m unique users per month 1.3bn page views per month Chinese Online Real Estate Advertising Market: US$ m SouFun Performance Measures: Page views per month 0 200 400 600 800 1,000 1,200 1,400 Jan05 Jul 05 Nov06 Apr 06 Page views monthly (millions) SouFun operating in a booming market SouFun is continuing to grow strongly with the market CAGR: 8.2% 85 180 297 480 719 1,067 0 200 400 600 800 1000 1200 2005 2006e 2007e 2008e 2009e 2010e CAGR: 66% CAGR: 109%

15 IP/MPLS Core and Multi Service Edge — turn up nearing completion Migrations of Internet backbone IP traffic (Telstra Internet Direct) to Core completed early Feb 07 Migrations of Routed Data Network (RDN) underway Ethernet Aggregation and Transport deployments on track to carry traffic by end of June 07 IP DSLAM ports on track to meet full year deployment target of 887k ports Transformation... driving Capex improvements Next GTM peak network download speeds increased to 14.4Mbps Additional 400 base stations being rolled out in FY07 - Deeper coverage, - More capacity 1800 more Next G™ base stations compared to CDMA Moving to one consolidated network 200km range extension completed at selected sites Trial of home based wireless broadband service On track to meet key milestones over calendar 2007 On track - 1st release at the end of calendar 2007 - 2nd release in late calendar 2008 Delivered important capabilities - Integrated desktop - Telstra Service Delivery Platform - Telstra Retail Integrated Campaign Systems (TRICS) - Enterprise Program Management - Network Planning Wireline IT Wireless

16 Transformation driving service improvements Driving improvements in both service and quality Getting it right first time... Enterprise & Government BigPond cycle times ADSL Held orders Getting there on time... Over 90% of the time Over 96% of the time Best results on record Over 80% reduction since Sep 2005 Down 19%

17 Transformation driving productivity improvements One factory increasing efficiency and delivering benefits...headcount down 4,596 since June 2005 Investing in our people Vehicles with GPS Incentive Based Compensation Higher productivity and vehicle visibility and more efficient scheduling Over 6,900 vehicles Over 6,400 participants More than 80% front of house Improved front-ofhouse and field workforce skills Improved staff performance

18 Summary On or ahead of plan on all fronts 13 months into a 5 year transformation plan Broadband, 3G, Online, Integration Winning where it matters Evolution to MediaComms Creating new opportunities Churn, 3G/Broadband Market share, Productivity Improving operational performance Momentum continues across all business units

1 1H 2007 Results John Stanhope Chief Financial Officer Telstra Corporation Limited

2 Mobile revenue growth of 12% Retail broadband revenue growth of 50% PSTN revenue decline slowed to -5.6% Normalised sales revenue +3.6% 1H07 Financial Highlights (Reported) Sales revenue Operating expense Earnings (EBIT) Transformation Labour down 3% Goods and Services +17% Other expenses +15% Transformation costs of $285 million in first half Cash operating capex at $2.5 billion Beat 1H07 guidance 2.0% 9.9% 15.7% On track Better than guidance

3 Beat earnings guidance ...Earnings pivot point reached whilst continuing to invest 1H07 Financial Results (Reported) $ billions (except margins & DPS) - 14.0 14.0 Ordinary DPS (cents) 2 55.9 0.9 2.0 Free Cash Flow 22.8 2.5 2.0 Cash Operating Capex 20.1 1.7 2.1 NPAT 1 15.7 2.9 3.5 EBIT 4.0 42.3 46.3 EBITDA Margin (%) 7.0 4.9 5.3 EBITDA 9.9 6.9 6.3 Operating Expenses 2.0 11.6 11.4 Sales Revenue % 1H07 1H06 (1) Before minority interests (2) 1H06 excludes 6 cent per share special dividend 3.6% Sales Revenue* *normalised for Melbourne Yellow book 1.7% EBITDA Margin** **1H07 v 2H06 (normalised for Melbourne Yellow book and transformation costs)

4 Sales Revenue Drivers: $11.6b +$225m 1H07 Movement ($m) Drivers of Revenue Growth Actual 1H07 ($m) 1H07 Growth % 296 Total mobiles 2,798 11.8 70 Wholesale broadband 279 33.5 (47) Specialised data 404 (10.4) Retail broadband 497 50.2 166 (117) Sensis 885 (11.7) PSTN products 3,615 (5.6) (216) 41 IP access 193 27.0 Mix change continues...growing in key markets 2,441 6.5 • Mobile services 150 357 69.2 • Mobile handsets 146 2% +57* * Normalised for deferral of Melbourne Yellow book +7%

5 -$117m (Normalised * ) Sensis: $885m 5th year of strong 1H growth New media revenue +68% (Yellow +32% to $78m) Online usage +21% Approx. 33% of new customers bundle print & online (vs 20% historically) SouFun 100+% growth Normalised Sales Revenue On track to achieve FY07 double digit revenue and EBIT growth 1H06 1H07 7% $828m $885m Now more than Yellow: Emerging businesses +37% revenue growth Normalised EBITDA Margins 1H06 1H07 1.9% 48.7% 50.6% Margin expansion driven by usage growth and cost management * Normalised for Melbourne YP of $174m * 12% 7%

6 Retail Broadband: $497m +$166m 25% of new broadband sales in December and January were for plans faster than 1.5Mbps Adding customers at the ratio of 3:1 compared to nearest competitor Customer service stats - ADSL cycle times improved by 19% - Top rated email and telephone customer experience provider Growing market share and holding ARPUs Market Share and SIOs Subscribers 861k 1,188k 1,508k 1,839k 1H06 2H05 2H06 1H07 41% 43% 44% 45% Retail Broadband ARPU 1H04 2H04 1H05 2H05 1H06 2H06 1H07 100 80 60 40 20 50% Includes retail broadband, mobile broadband and internet direct (retail ADSL) customers Retail market share

7 Mobiles: $2.8b +$296m 3GSM SIOs exceed 1 million — added over 700k in 1H, of which 280k were Next GTM Mobile data revenue 22% of mobile services revenue (up from 19% in 2H06) Non SMS Data ARPU up 74% Q2 Post paid adds — 12x Voda, 13x Optus On track to become 3G market leader by May 2007 2G v 3G ARPU Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06 417k 3G 2G 3G SIOs 1H06 3G 2G Other CDMA 1H07 Handsets $2,502m (7.4%) 11.0% 1.7% 0.7% 5.9% $2,798m +11.8% Revenue $20 ARPU uplift driving 3G revenue growth and improving churn. 1,180k 12% EVDO 3GSM

8 Mobiles SARCs/Margins Higher ARPUs reducing average payback to around 3 — 4 months • Strong focus on Next GTM to drive 3G leadership • Higher subsidies to migrate and acquire customers on Next GTM 3G subscribers generate $20 ARPU uplift over 2G subscribers Reducing postpaid churn to best in class (less than 1% per month) - 54% of postpaid base contracted for at least the next 12 months - Introduced 36 month contracts Net Ports — positive for Postpaid - (36k for 1H07) However... EBITDA Margin 2H06 1H06 1H07 30% 40% 50% MNP Trend (Ports In less Ports Out) Dec-05 Oct-06 -7k 7k

9 PSTN: $3.6b -$216m Positive churn from competitors driving revenue improvement Revenue Growth 1H04 2H04 1H05 2H05 1H06 2H06 1H07 2% 0% -2% -4% -6% -8% Closing Subscribers 2H05 1H06 2H06 1H07 8.1 8 7.9 7.8 7.7 7.6 Smallest line loss since June 2002 - Momentum change in residential SIOs — net gains since December MBM led initiatives reducing churn and slowing revenue decline - 3+ Multi-product customers up 13% - Subscription pricing plans ~300k - Improving churn trend 5.6%

10 Revenue Growth: 4.4% to $4.7bn - Reduced PSTN decline: organic positive net churn from competitors — first time since competition - Continued success in migrating customers to 3G and Broadband Increasing competitive advantage and reducing churn: - Continued growth in bundling of products: 41% of customers - Strong growth in postpaid SIO share; growth in ARPU; and non messaging data up 94% — world class performance - World class churn performance in Fixed, Mobiles and Internet Revenue Growth: 0.7% to $1.6bn - Successful performance turnaround following prior period revenue decline - Strong mobiles performance with 8.6% total revenue growth (8.4% mobile services growth) - PSTN decline reduced with 40% improvement on previous year: churn improvement, stabilisation of yield and segment targeting Future opportunities for growth from Mobile data and Broadband & IP services Normalised revenue growth of 0.3% to $2.2bn- second consecutive positive half Highest customer satisfaction performance ever Growth in IP Access Products: 27% Solutions and Services Revenue increased by more than 7% (higher than IT services market growth of 4.7% — IDC estimate). Enterprise & Government Segment Highlights Segments benefiting from Next GTM’s competitive advantage and MBM segmenting Consumer Marketing & Channels Business

11 Operating Expenses: $6.9bn +$621m Cost growth driven by peak transformation and 3G focus Mobiles 5.0% Acquisitions/ Divestments 1.3% Transformation (ex D&A) 2.2% Business as usual 1.4% +9.9% 1H06 $6,259m 1H07 $6,880m 9.9%

12 Labour : $2.0bn -$57m Headcount reduction driving ongoing labour savings Target Headcount Reductions (pre-acquisitions & divestments) FY06 1H07 FY07 1H08 FY08 8,000 6,000 4,000 On track to achieve objectives: • FY08: 6,000 — 8,000 reduction • FY10: 12,000 reduction (46) Salary Redundancy (24) Total workforce down Lower amount expensed as most of 1H cash redundancy paid out of provision 4,596 2.8% Description Movement ($m)

13 Goods and Services: $2.6bn +$371m Investment in key 3G market...in sight of market leadership 3G: - volume growth - higher average SARC Lower mobile terminating rates offsetting higher volumes Lower Reach payments 206 (118) Handset subsidies Network Payments 3G: - volume growth - higher average SARC BigPond volumes Transformation driven: - handset costs paid to Brightstar 17% 204 53 COGS Usage & Dealer Commissions Description Movement ($m)

14 Other Expenses: $2.3bn +$307m Peak transformation spend year...material benefits to flow from FY08 155 69 58 Service contracts & other agreements Promotion & Advertising Rental expense, General & Administration 25 Other Transformation driven: - IT build $30m - Wireline $25m - Supply chain $11m - Consultancy $11m FoH volumes $48m Growth focus — Next GTM, BigPond New World PCS accomm $23m Renewed focus on training $12m Temporary duplicated networks - Next GTM + CDMA Doubtful Debt $16m — increase in BigPond customer base 15% Description Movement ($m)

15 Cost take-out Significant expense reduction on reaching Transformation Milestones IT transformation Increase in momentum as key milestones achieved Operational improvement Network fixes FY06 FY07 FY08 FY09 FY10 Organisation redesign Cost take outs already being achieved: - Labour (Org redesign, Operations productivity, Corp centre) - Reach Platform rationalisation

16 Depreciation & Amortisation: $2.0b +$178m 148 Total accelerated D & A 14 — Software 134 — Network related Strategic review service life changes 1H07 ($m) Accelerated depreciation and amortisation (D & A) Underlying growth +1.7% - Mix change toward higher software amortisation charge Tracking to FY07 guidance $148m $372m $363m Depreciation Accelerated D&A Amortisation $1,437m $1,458m 1H06 1H07 $1,800m $1,978m +9.9% 9.9% +2.5% +1.5%

17 $1,925m 118 $661m 1,745 103 International Transformation Business as usual Cash Capital Expenditure 1,745 Total Transformation Capex 108 Other (including network improvements) 230 OSS / BSS (IT transformation) 597 Wireless (Next G TM roll-out) 810 Wireline (IP Core, IP DSLAMS, MSE nodes) Peak Transformation spend in FY07 Key initiatives in 1H07 ($m) : Peak transformation spend year...on track for FY07 guidance of $5.4 — $5.7 billion Business as usual steadily declining, driving a lower Capex/sales ratio post transformation. Over $1bn Capex spend over last 5 years on CDMA/SDN alone 1H06 1H07 $2,043m $2,509m 23%

18 Cash Flow and Financial Parameters Investing in transformation and growth 9.4 times 7 times Interest cover 52.5% 55% — 75% Gearing - net debt 1.5 1.7 — 2.1 Debt Servicing Current 1H07 Target Financial Parameters Cash Flow $1,956m Total Reported 1H06 $862m Total Reported 1H07 $111m Acquisitions/ Divestments $466m Investing $517m Operating 55.9%

19 Growing on-net business Have not participated in broadband price war Regulatory change may deliver a more open market and present opportunities Meeting integration plan milestones Churn improving Returned to SIO growth in December International (2.6) 342 333 EBIT 33.0 628 835 EBITDA 40.9 2,189 3,085 Income % Ä 1H06 1H07 HK$ (18.8) (16) (19) EBIT (10.7) 56 50 EBITDA (4.0) 349 335 Income % Ä 1H06 1H07 NZ$ New World New dimension to international portfolio 6m EBIT 9m EBITDA 22m Income 1H07 AU$ Triple digit top line growth of 107% and bottom line growth of 131%

20 FY2007 Guidance Guidance on Reported Numbers Growth of +2.5% to +3.0% Revenue D & A similar to FY06 incl accelerated D & A of $300m to $350m Depreciation & Amortisation Growth in range of +3% to +5% EBIT Range $5.4bn to $5.7bn due to transformation Cash operating capex Intention to pay 14c final dividend Dividend Top line momentum continues...revenue and earnings guidance increased Growth in range of +37% to +40% EBIT (2H07)

21 Addressing Key Misperceptions — PSTN New focus on integration and retention leading to slower revenue declines Slowed decline in PSTN to 5.6% Churn trend improving with positive PSTN churn from competitors since October 06 Subscription pricing positive impact (4.2% of base) FY06 is only the beginning of a long period where fixed line will decline at high single digit rates Maintain strong focus on PSTN while also aggressively pushing Next GTM Integration continues to benefit PSTN Telstra’s change in strategy to focus more on its 850MHz mobile network over its fixed line network is a concern ... The rate of PSTN decline could accelerate Perception Facts

22 3G network performing better than predicted by analysts Mobile service revenue growth 6.5%, best result since 2H05 The launch of Telstra’s Next GTM network will offer a long-term competitive advantage but may take some years to help lift mobile revenue growth above GDP growth Addressing Key Misperceptions — Next GTM Network operating very well, all material technical issues resolved Now added 415,000 Next GTM subscribers since launch with current handset range Next GTM could deliver significant benefits over time. However, this is dependent on resolution of launch-related technical issues such as handset availability Next GTM peak network speed increased to 14.4Mbps (next best is still only 3.6Mbps on less than 1% of the coverage area) Other carriers are expected to launch HSDPA shortly, offering similar speeds to Telstra potentially eliminating any competitive advantage 13 Next GTM handsets and 13 data devices to be available by March 07. On average Next GTM handsets cheaper than 2100 handsets Telstra will have a lower range of more expensive handsets than its competitors in the foreseeable future given the limited deployment of 3G at 850MHz globally Perception Facts

23 Addressing Key Misperceptions — Other ADSL2+ launched & in guidance ADSL 1 speeds to 8Mbps opened up At the strategy day Telstra hardly discussed its FTTN or ADSL2+ plans...this is a risk... Capex program on track. Projects ‘abandoned’ were not aligned to strategy Telstra has already postponed a number of capex programs into 2007 and abandoned other capex projects FY07 EBIT guidance +3% to +5% an improvement from FY06 EBIT -7% The inflexion point in Telstra’s earnings is still some way off Final price $3.70, offer size doubled, strong performance in after market Domestic institutional demand for T3 is between $2.80 to $3.00 Perception Facts Disconnect between perceptions and strategy

24 Addressing Key Misperceptions - Property Rationalisation Potential to close and sell between 3,000-5,000 exchanges as they won’t be needed under the new network architecture No plans for rationalisation Savings to flow post CDMA closure from removal of duplicate network equipment Next GTM network has a lower total cost of ownership Potential to sell and lease back over 5,000 mobile towers Within the 5 City Footprint, 200 of the 450 exchange buildings may fit criteria for potential sale — these are considered on a case by case basis Any potential benefits will materialise towards the end of the transformation period and beyond (2010+) Perception Facts No immediate plans for major exchange rationalisations

25 -8% -6% -4% -2% 0% 2% 4% 6% 8% 10% Addressing Key Misperceptions — Margins Telstra objective to maintain margins to FY10 is around mid point of peer group Analysts forecasting positive EBITDA margin growth for over half global telcos Analysts forecasting negative EBITDA margin growth for Telstra Consensus Forecast EBITDA Margin Growth to FY10* Rogers Telenor TeliaSonera AT&T KPN Sprint KDDI Bell Canada Swisscom Deutsche Telekom China Telecom NTTDoCoMo Telstra Telecom Italia France Telecom Verizon Telefonica Vodafone Nippon Singtel TCNZ China Mobile BT Group Perception Telco margin expansion inherently challenging and not supported by any precedents internationally Fact International analysts predict it is possible... * Existing EBITDA Margin based on historic 5 year average

26 Regulation — Key Issues Telstra has lodged a constitutional challenge in High Court to protect shareholder interest Telstra appealed ACCC’s rejection of Telstra’s $30 average undertaking to the ACT - decision expected early 2007 ACCC issued revised interim determinations in Dec 06 containing Band 2 price of $17.70 p/m Status Recent developments Interim determination issued in two LSS arbitrations at the rate of $3.20/month. Final ACCC pricing determination expected in first half of 2007 ULL LSS High Court challenge lodged

27 Guidance on Reported Numbers Long Term Management Objectives unchanged* 2.0% to 2.5% pa to FY10 Revenue Growth In excess of 30% sales revenue FY10 New product revenue 2.0% to 3.0%pa to FY10 Cost growth * Based on no FTTN and ULL Band 2 price of $17.70 p/m with 100% flow on to retail prices and no further adverse regulatory outcomes 2.0% to 2.5%pa growth to FY10 EBITDA ($) 46% to 48%pa by FY10 EBITDA margin Down 12,000 by FY10 Workforce 10% to 12% of revenue by FY10 Capex $6b to $7b by FY10 Free cash flow

15 February 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
CEO letter to shareholders, half-year review and BACK Telstra brochure
In accordance with the listing rules, attached are copies of documents to be sent to shareholders.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Office of the CEO
242 Exhibition Street
MELBOURNE VIC 3000
Mail to:
Locked Bag 5639
MELBOURNE VIC 3001
15 February 2007
Financial results better than guidance for half-year ended 31 December 2006
Dear shareholder
I am writing today to keep you informed, as a shareholder, about the progress we are making in the transformation of Telstra’s business and, specifically, to share our half-year results directly with you. I continue to be encouraged by the progress we are making.
Today we announced important achievements in our performance:
•	earnings results that are ahead of market guidance;

•	market share gains — especially where it matters (e.g. broadband and mobiles);

•	gains in fixed-line residential market share and a slowdown in PSTN (fixed line) decline;

•	a highly-successful launch of our wireless broadband Next G™ platform;

•	strong revenue growth in directories and online content; and

•	improved service-level ratings across the board.
These achievements reflect the impact of our transformation process, which is on or ahead of plan on all fronts, touching every element of our business—even though we are only 13 months into a five—year transformation and much remains to be done. Following the recent Telstra share offer (“T3”), we welcomed tens of thousands of new shareholders. Since that time we have seen institutional investors embrace our commitment and, increasingly, our ability, to deliver on plan — including improvement in long-term shareholder value — a result already reflected in the share price. Our record continues to show a consistent alignment between words and deeds, between promises and performance.
The results we released today are a reflection of competing hard, winning where it matters and improving our operational metrics. We have maintained momentum in the past half—year, notching up a string of firsts as we execute our five—year transformation strategy:
•	First: launched Next G™, our 3GSM 850 nationwide wireless broadband network reaching 98% of the people in Australia;

•	First: built a Next G™ national network in record time — 10 months;

•	First: upgraded the network’s speeds to 14.4 Mbps — giving Australia the world’s fastest nationwide wireless broadband network;

•	First: extended Next G™ network range up to 200km (at selected sites);

•	First: reached one million 3G customers in a record-setting 16 months;

•	First: launched national high—speed ADSL with network speeds up to 20Mbps;

•	First: maintained retail broadband average revenue per user (ARPU) at second half financial year 2006 levels while growing market share to 45% (up 1%);

•	First: achieved positive PSTN (fixed line) residential churn (gaining more fixed-line customers from competitors than we lost) since October 2006 — first time since the advent of competition;

•	First: achieved increase in residential fixed-line market share — first time since the advent of competition;

•	First: achieved highest customer satisfaction performance on record for Telstra Enterprise and Government; and

•	First: achieved a reduction of more than 80% in unsatisfied demand for ADSL broadband (called “held orders”) from 19,300 in September 2005, despite increasing order volumes.
Telstra Corporation Limited ABN 33 051 775 556

We have broken new ground with these firsts. Other highlights over the last six months include the following:
•	Improving productivity: improved service ratings and increasing revenues were achieved while reducing the total workforce by 4,596 (pre acquisitions and investments) since 1 July 2005. We are on track to achieve our target reduction of 6,000 to 8,000 by 30 June 2008. Labour costs are down 2.8%;

•	Improving service: we increased scheduling flexibility for our customers, meeting more than 90% of our appointments and completing 97% of PSTN service calls completed on the first attempt;

•	Improving the customer experience in the field, on the phone and online with 6,400-plus staff participating in the Telstra Learning Academy to advance their product knowledge, customer service and technical skills; and

•	Expanding new revenue where online businesses at Sensis and BigPond continue to fuel growth.
Financial Results
Our sales revenue grew 3.6% (adjusted for deferral in distribution of Melbourne Yellow™ book) which continues the strong run rate of the second half of the previous financial year and also better than our guidance for the full year of 1.5% to 2%.
•	On mobiles, for example, we added more than 700,000 3GSM customers in the half, a growth rate of 223% on June 2006. This included 280,000 customers to the Next G™ network between October 6 and December 31. This resulted in revenue growth of 11.8% to $2.8 billion as our 3G customers generate $20 per month more ARPU than our 2G customers, from higher use of video calling and data services;

•	On Retail broadband, our customer growth rate was 55% and revenue was up 50% to $497 million; broadband customers and market share gains continued to drive growth in a very competitive market;

•	Our online usage at Sensis grew 21% with sales revenue up 7% to $885 million (on a normalised basis): Sensis is now much more than Yellow and White Pages, with emerging new media revenues growing 68%.
At the full year results in August 2006 and in the T3 prospectus, we forecast half-year earnings before interest and tax (EBIT) to decline between 17% and 20%. Our actual result beat this forecast, with EBIT declining by 15.7% or $546 million to $2.9 billion.
We recorded positive residential churn volumes each month since October, as we gained fixed line customers from competitors. We continued to slow the decline in ourtraditional fixed line (PSTN) revenues. We improved the rate of retail line loss by 2% as the first half revenue decline slowed to 5.6%, compared with 7.6% in the prior corresponding period.
Given the fact that our top line growth was strong, it was operating expenses — transformation related costs along with marketing, subscriber acquisition and recontracting costs — that contributed to the EBIT decline. However, by incurring these costs now we lay the foundation to improve earnings in the future.
Dividend Status
As a result of our strong revenue performance and increased spend in our transformation, we announced a profit after tax today of $1.7 billion for the half, down $430 million or 20.1% on the prior corresponding period. Telstra’s Board of Directors declared a fully franked interim ordinary dividend of 14 cents per share, payable on 30th March 2007. Please refer to the attached new look half-year review for a more detailed analysis of the first half financial results.
Outlook... Guidance
We are raising our financial year 2007 revenue and earnings guidance to reflect trends evident in the first half. Apart from this change we have not changed our financial year 2007 guidance from those published in the T3 prospectus, and you should expect1:
•	Full year revenue growth of between plus 2.5% to plus 3.0% (up from plus 1.5% to plus 2%);
•	Second half EBIT growth of between plus 37% to plus 40%;
•	Full year EBIT growth of between plus 3% and plus 5% (up from plus 2% to plus 4%);
•	Full year cash operating capital expenditure of between $5.4 to $5.7 billion; and
•	Dividends — the Board intends to declare a fully franked final ordinary dividend of 14 cents a share.
As we continue to transform our networks and systems, we are well positioned to take advantage of new media communications opportunities in the coming years due to our portfolio of integrated assets — especially emerging and online businesses within Sensis and BigPond. To maintain the momentum in executing our transformation, significant investment is required for the remainder of the financial year — the peak transformation spend year.

[1]	Assumes: no FTTN build; a Band 2 ULL price of $17.70 applying for wholesale customers for the remainder of financial year 2007; no additional redundancy and restructuring provision; and, financial year 2007 being the largest transformational spend year.

However, we have reached a pivot point in our earnings with positive earnings growth to resume in the second half. I am proud of the management team and the entire employee base whose tireless work is making it possible for us to execute on our aggressive transformation plan. Our substantial achievements reflect their many talents and their dedication to the tasks before us.
Fixing the regulatory environment
Regulations continue to have a negative effect on our results and create a less-than-friendly investor environment - not only for Telstra but for the industry as a whole. For example, decisions by the regulator taken in August on the Unbundled Local Loop (ULL) and in December on Line Sharing Service (LSS) cut our wholesale prices more than 20% despite the rising costs of copper, fuel, labour and vehicles.
The backward looking regulations limit our ability to make investments in high-speed fixed broadband that can create new assets for consumers, businesses, communities and the nation, while at the same time permitting a competitive return for shareholders. That’s why we are seeking regulatory reform and why it is so important.
Our reform initiatives include:
•	a High Court challenge to protect the interests of shareholders;
•	a Broadband Australia Campaign (called BACK Telstra) to educate the public about these issues; and
•	the establishment of Telstra Active Supporters to enable shareholders and the public to join together to express their views about the need for high-speed broadband so that Australia will not be left behind.
I invite you to learn more about these reform issues and their impact on Telstra’s financial performance. An interesting and convenient way is to visit our website, www.nowwearetalking.com.au, where you can register your interest, receive regular updates on important reform issues, and find out about ways you can actively help.
The Board and I remain committed to keeping you informed about Telstra’s transformation with regular updates, special notices when appropriate, and through periodic emails. If you have not already done so, please send us your email address. We promise to use it sparingly and only for the most important notices.
For more information visit our Investor Relations website at www.telstra.com.au/abouttelstra/investor where you will find share price details and other shareholder services; or www.nowwearetalking.com.au where you can learn more about the digital revolution and engage with others to bring the benefits of high-speed broadband and the digital age to all Australians; or investor.relations@team.telstra.com where you can easily send us your email address so we can communicate with you faster with less postage.
Please contact us with any questions or comments at investor.relations@team.telstra.com or write to me directly.
Yours sincerely
Sol Trujillo
Chief Executive Officer
Telstra Corporation Limited ABN 33 051 775 556

Telstra’s $1.1 billion Next G™ network, is now the world’s fastest national wireless broadband network. The Next G™ network brings video calling, content and features on wireless broadband to more Australians than ever before, including many Australians in regional, rural and remote areas who can now access broadband for the first time.
Ahead of schedule, Telstra increased peak network download speeds from 3.6 megabits per second (Mbps) to 14.4 Mbps. The higher peak network speeds mean quicker average speeds for customers, with the typical user download speeds increasing to between 550 kilobits per second (kbps) and 3 Mbps – up from the previous range of between 550 kbps and 1.5 Mbps.

We expect to further improve on this achievement by early 2009 with peak network speeds of 40 Mbps.
In another world first, and ahead of schedule, the Next G™ network range has been extended up to 160km nationwide on 15 February 2007 — and up 120km since the launch of the Next G™ network in October 2006.
“I’m stunned with the speed and reliability of the broadband in a place as remote as Jamieson. It’s magic.”
CFA Staging Manager
More than 400,000 Australians have said hello to the next generation of speed and content since the launch of the Next G™ network.
The Next G™ network allows customers to do more things in more places. Customers are using Whereis® on their mobiles to find directions, e.g. the nearest restaurants, maps ...
Customers are using their Next G™ mobiles to catch the latest news or sports results on FOXTEL™ by mobile in real-time, and now four new channels have been added to the Telstra exclusive service: Eurosport News, TV1, Cartoon Network and National Geographic.
Customers are using their Next G™ mobile phones and laptop wireless cards to download music, check emails and connect to the internet. Using mobiles has never been easier with just one-click on the “My Place” icon, only available on Telstra’s Next G™ phones.
Although the Next G™ network has only been in operation for a few months, customers are already experiencing the benefits of the Next G™ network first hand.
Using Next G™ network coverage and speed to fight bushfires
During the Christmas bush fires in Victoria, the volunteers of the Country Fire Authority (CFA) were impressed with the speed and reliability of the Next G™ wireless cards. The cards provided real time access to fire information from the Department of Sustainability and Environment and weather information from the Bureau of Meteorology. This information helped the firefighters on the front line fight the fires in the most effective way while minimising the threat to people and property from the rapidly moving flames.
The Telstra Next G™ network – using mobiles and turbo wireless laptop cards opens the door to new business applications and is making Australian businesses globally competitive:
•	Transport and logistics companies are managing their fleet real-time;

•	Architects and engineers can get video updates of progress from construction sites;

•	Real estate agents can show clients interiors and upload the video websites remotely; and

•	Car assessors can take pictures of damaged vehicles and order the necessary parts at the same time while on the road.
“Next G™ is fast and reliable and with just one click our people have secure access to our private corporate network”
Brodstreet Motor Group’s lT Manager, Newcastle
The Next G™ network has already caused a paradigm shift in how Telstra’s customers live, work and play and is only limited to your imagination.

The Next G™ network is: faster, simpler, real time, and everywhere you need it.
NEXT G™ NETWORK FAST FACTS
•	Over $1 billion investment

•	98.8% population coverage and 1.9 million square kms covered

•	Over 5,000 mobile base stations

•	415,000 customers at 13 February 2007

•	More than 100 times bigger than any 3GSM network in Australia
NEXT G™ NETWORk FIRSTS
•	Launched 3GSM 850 national wireless broadband network

•	Network built in a record 10 months

•	Nationwide upgrade to peak network download speeds of 14.4 Mbps

•	Network range extended from 80kms to 200kms at selected sites
To learn more about the Next G™ network and how you can experience the benefits of the superior coverage, speed and content visit: www.telstra.com.au/NextG

15 February 2007

Transformation: on or ahead of plan
The transformation is on or ahead of plan on all fronts; we are winning where it matters in 3G, broadband, Sensis and fixed line products; we are improving operational performance; and we are investing for competitive advantage.
IN BRIEF
• Launched Next G™ network
• Upgraded peak speeds on Next G™ network to 14.4 Mbps
• IP/MPLS core and Multi Service Edge – turn up nearing completion
• 80% out-of-the-box requirements achieved
• Exited 148 IT systems
• MBM driving improvements in sales and customer experience
• 6,900 Telstra vehicles fitted with GPS devices

	STATUS	PROGRESS
Next G™ network Completed construction of Australia’s largest and fastest national wireless broadband network in record timeof 10 months.
•      Launched in October 2006

•      Upgraded peak network download speeds to 14.4 Mbps on 15 February 2007

•      Coverage extended to up to 200km at selected sites on 15 February 2007 (up from 80km at launch)

•      Already more than 415,000 customers on the Next G™ network

•      Around 400 more base stations being built to improve breadth and depth of coverage

Next Generation Network Constructing IP core network to improve network reliability and increase the services offered to customers.		• IP/MPLS core and Multi Service Edge — turn up nearing completion • Migration of internet backbone IP traffic (Telstra internet direct) to core completed early February 2007

Simpler systems Reducing and simplifying systems will deliver improved customer experience and lead to cost savings and efficiencies.
•      80% ‘out-of-the-box’ requirements achieved

•      Deployed new campaign management system

•      Integrated desktop deployed allowing a single log-in and real time use of MBM data

•      Exited 148 IT systems since November 2005, on track to achieve 75% target reduction by end of fiscal 2008

Market Based Management MBM puts the customer at the centre of everything we do and helps Telstra tailor products and services to customer needs.
•      MBM initiatives (e.g. subscription pricing plans) helped reduce fixed line (PSTN) churn and slow PSTN revenue decline

•      Customer knowledge helping front-of-house staff up / cross sell, maximising every customer contact

•      Online purchase process reduced from 14 to 8 steps — simplifying ordering for customers

•      Simplified online navigation and self-service

Workforce excellence Investing in our people to better serve our customers’ needs.
•      Over 6,900 Telstra vehicles fitted with GPS devices to improve customer scheduling and drive productivity

•      Over 6,400 employee participants in the Telstra Learning Academy, across 70 locations in Australia since its launch in August 2006

•      Time for broadband instalment from point of order down 19% to an average of around 6 days

Telstra plans to Broadband Australia
Telstra is firmly committed to providing highspeed broadband across Australia.
Telstra’s commitment to providing high-speed broadband across Australia at the earliest possible date is already reflected in the following two milestones in the half-year:
•	The October 2006 launch of the world’s leading Next G™ wireless broadband network; and

•	The November 2006 launch of BigPond’s broadband upgrade — a nationwide high-speed fixed line ADSL broadband network offering speeds up to 8 Mbps or 20 Mbps, depending on location.
Telstra is currently seeking $600 million in funding under the Australian Government’s Broadband Connect. Infrastructure program to bring broadband to the nation’s under served areas. Telstra’s proposal would extend fixed broadband coverage from the current 91% of the population to 95% of the population.
Telstra has demonstrated it’s the only operator in Australia with the vision, leadership, know-how and willingness to invest billions of dollars in building new networks. However, because of regulatory constraints, the up to 20 Mbps service is limited to exchanges where competitors are also offering those higher speeds — and the Fibre-to-the-Node (FTTN) network build cannot proceed without regulatory reform safeguards to protect shareholders’ investments required to build FTTN.
Without regulatory reform, Australia will continue to trail other leading OECD countries in broadband penetration and speeds. For Australia to join the critical next wave of broadband infrastructure investment, the regulatory regime must enable Telstra to earn a competitive return on the investments it makes on behalf of shareholders.
To ‘kick-start’ the high-speed broadband debate, Telstra has launched the Broadband Australia Campaign (BACK Telstra). We have also established the Telstra Active Supporters (TAS) group to enable all Australians who share Telstra’s concerns to become active and support the BACK Telstra campaign.
To learn more about BACK Telstra and find out about ways you can actively help, and to register as a Telstra Active Supporter, visit our website, www.nowwearetalking.com.au
Authorised by L McGregor, Telstra Corporation Limited,
242 Exhibition Street, Melbourne, VIC 3000

2 www.nowwearetalking.com.au	15 February 2007

Revenue up, earnings pivot point reached

	6 months to	6 months to
Selected items from the	Dec 2006	Dec 2005	change
INCOME STATEMENT	$m	$m	%
Sales revenue	11,630	11,405	2.0
Total income (excluding finance income)[1]	11,797	11,544	2.2
Operating expenses[2]	6,881	6,260	9.9
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)	4,916	5,284	(7.0)
Earnings before interest and tax (EBIT)	2,938	3,484	(15.7)
Net finance costs	520	440	18.2
Profit before income tax expense	2,418	3,044	(20.6)
Income tax expense[3]	706	902	(21.7)
Net profit	1,712	2,142	(20.1)
Outside equity interests in net (profit)/Loss	(8)	1	n/m
Net profit available to Telstra Entity shareholders	1,704	2,143	(20.5)
Basic earnings per share	13.8	17.3	(20.2)
Interim dividend declared pershare (cents)[4]	14.0	14.0	—
Special dividend declared per share (cents)	—	6.0	n/m

1	Total income (excluding finance income) increased by 2.2% or $253 million to $11,797 million, due to:
•	sales revenue increasing by 2.0% or $225 million to $11,630 million mainly due to growth in mobiles, broadband and IP access. The market continues to move towards mobile and broadband products to satisfy their telecommunications requirements;

•	other revenue/other income grew by 20.1% or $28 million to $167 million largely due to the sale of Australian Administration Services Group; and

•	revenue growth was negatively impacted by a decline in PSTN revenue, specialised data, narrowband and advertising and directories (due to deferral of Melbourne Yellow™ print directory production to January 2007). If $174 million from the prior period relating to this print directory is removed, total in come grew by 3.8%.
2 Operating expenses increased by 9.9% or $621 million to $6,881 million, due to:
•	increased goods and services purchased of 16.9% or $371 million, attributable to higher handset subsidies from both the take up of handsets on subsidised plans and higher subsidies offered as part of our aggressive marketing campaign for Next G™ mobile. This was offset by decreased network payments largely as a result of the reduced mobile terminating access rate;

•	an increase in other expenses of 15.3% or $307 million, largely due to higher service contracts and other agreements as a result of costs associated with transformation initiatives;

•	a decrease in labour expense of 2.8% or $57 million, due to lower staff levels, a reduction in redundancy costs and lower overtime payments. This was partially offset by higher contractor and agency payments; and

•	higher depreciation and amortisation expense of 9.9% or $178 million, primarily due to accelerated depreciation and amortisation associated with our transformation strategy and planned closure of the CDMA network, upgrade of switching systems and software, and growth in communications plant.
3   Income tax expense decreased by 21.7% or $196 million to $706 million, giving an effective tax rate of 29.2%. The lower income tax expense was primarily due to the reduction in profit before income tax.
4	Interim dividend of 14 cents per ordinary share declared by the directors of Telstra Corporation Limited, fully franked. The record date for the interim dividend is 2 March 2007 with payment to be made on 30 March 2007. Shares and instalment receipts will trade excluding entitlement to the dividends on 26 February 2007.

	As at	As at
Selected items from the	31 Dec 2006	30 June	change
BALANCE SHEET	$m	2006 $m	%
Cash assets	457	689	(33.7)
Other current assets	4,570	4,241	7.8
Total current assets[5]	5,027	4,930	2.0
Property, plant and equipment	23,413	23,503	(0.4)
Intangibles	6,265	6,122	2.3
Other non current assets	1,847	1,636	12.9
Total non current assets[6]	31,525	31,261	0.8
Total assets	36,552	36,191	1.0
Current borrowings	3,033	1,982	53.0
Other current liabilities	5,108	5,908	(13.5)
Non current borrowings	11,280	11,434	(1.3)
Other non current liabilities	4,015	4,044	(0.7)
Total liabilities[7]	23,436	23,368	0.3
Equity[8]	13,116	12,823	2.3

5	Total current assets increased by $97 million to $5,027 million due to:
•	an increase in other current assets of $329 million predominantly due to higher trade receivables impacted by the timing of cash receipts. In addition, inventory of mobile handsets increased due to aggressive marketing for Next G™ mobile driving higher inventory orders; offset by

•	a decrease in cash assets of $232 million as our cash balances and net cash flow generated from operations was used to fund our investing and financing activities.
6 Total non current assets increased by $264 million to $31,525 million due to:
•	an increase in other non current assets of $211 million largely due to the actuarial gain on our defined benefit assets;

•	a increase in intangibles of $143 million largely due to the acquisition of SouFun Holdings Ltd and additions in our software assets offset by amortisation expense; and

•	a decrease in property, plant and equipment of $90 million as depreciation more than offset the additions in our communications plant.
7	Total liabilities increased by $68 million to $23,436 million due to:
•	higher total borrowing of $897 million, mainly due to an increase in borrowings primarily to fund capital expenditure and dividend payments; offset by

•	a decrease in total other liabilities of $829 million, predominantly due to lower trade and other payables as a result of payments made during the half-year for capital expenditure as part of our transformation project. In addition, the timing of cash payments contributed to the decrease in total other liabilities.
8	Equity increased by $293 million to $13,116 million. This increase was largely due to the inclusion of our net profit for the period, actuarial gain on our defined benefit assets, partially offset by the payment of the fiscal 2006 final ordinary dividend.

	6 months to	months to
Selected items from the	Dec 2006	Dec 2005	change
STATEMENT OF CASH FLOWS	$m	$m	%
Net cash provided by operating activities	3,431	3,948	(13.1)
Net cash used in investing activities	(2,569)	(1,992)	29.0
Free cash flow[9]	862	1,956	(55.9)
Net cash used in financing activities[10]	(1,089)	(2,721)	(60.0)
Net decrease in cash	(227)	(765)	(70.3)

9	Free cash flow decreased by $1,094 million to $862 million mainly due to a reduction in net cash provided by operating activities as a result of lower operating profit, and also increased cash used by investing activities mainly attributable to our payments for property, plant and equipment, and the payment for SouFun Holdings Ltd, partially offset by the proceeds received from the sale of Australian Administration Services Group.
10	Net cash used in financing activities decreased by $1,632 million to $1,089 million, mainly due to the reduced payment of dividends and an increase in borrowings.

15 February 2007	www.telstra.com 3

MediaComms evolution
As the line between telecommunications and media companies starts to blur, Telstra has already started to evolve into a media communications company through its small, but growing portfolio of new media assets in Sensis and BigPond®.
Sensis’ digital online platform revenues increased 68% in the first half drive by Sensis’ new media businesses, including SouFun, Yellow. com.au,WhitePages.com.au,TradingPost. com.au, whereis.com.au, GoStay.com.au and Citysearch.com.au.
Sensis is now much more than just Yellow™. Australians are turning to Sensis to find, buy and sell. In fact, more than 4.5 million Australians turn to Sensis each day to search Sensis’ portfolio of around 400 products. Australians use Sensis online products almost 42 million times per month (up 20% on 2005) through Sensis’ ten websites and seven mobile information services.
BigPond’s customers can benefit from the recent increases in both fixed-line and wireless broadband speeds. The increased speeds will make it easier for customers to enjoy BigPond’s content including the exclusive rights to AFL, V8 Supercars , NRL and a range of music, games video and movie download services.
The future is media communications.
Telstra continues to seek regulatory certainty
Following recent decisions by the Australian Competition and Consumer Commission (ACCC) on Unconditioned Local Loop (ULL) and Line Sharing Services (LSS) prices, Telstra has launched High Court proceedings challenging the constitutional validity of the Telecommunications specific access regime under clause 51 (xxxi) of the Australian Constitution, which guarantees compensation on just terms when property is compulsorily acquired. This High Court challenge applies to both ULL and LSS.
The last mile of copper between the exchange and the consumer can be used by our competitors to offer voice and/or data services using either ULL or LSS services. In the case of ULL, competitors can offer their customers both voice and data. In the case of LSS, competitors only offer their customers data services (ie broadband).
Unconditioned Local Loop (ULL)
The ACCC rejected our de-averaged monthly price undertaking in December 2005. We subsequently resubmitted a new $30 per month national average undertaking in December 2005. This was rejected in August 2006 by the ACCC, who issued a draft determination of $17.70 in Band 2 (metropolitan capital cities) — well below our average cost of $30.

Status of ACT appeal — We have appealed to the Australian Competition Tribunal (ACT), following the release of the ACCC draft determination. A final decision is not expected until early 2007. Separately, the ACCC is still to issue a final determination on ULL.
Line Sharing Services (LSS)
The ACCC rejected Telstra’s LSS monthly undertaking of $9 in December 2005, and we lost our appeal to the ACT. In October 2006, the ACCC issued an interim draft decision reducing the price to $3.20 per month. The ACCC has ignored evidence that Telstra’s cost of delivering these services has increased — as shown by increasing costs for fuel, copper, labour and vehicles. This decision allows our competitors to buy broadband below cost — for just $3.20 per month, and then re-sell it for up to ten times that amount.

Status of high Court action — In January 2007 we lodged a constitutional challenge in the High Court relating to both ULL and LSS pricing.
Financial Calendar

	2007	2008 (Indicative)

Half year results announcements	15 Feb	14 Feb
Ex-dividend share trading commences	26 Feb	25 Feb
Record date for interim dividend	2 Mar	29 Feb
Interim dividend paid	30 Mar	28 Mar
Annual results announcement	9 Aug	14 Aug
Ex-dividend share trading commences	20 Aug	25 Aug
Record date for final dividend	24 Aug	29 Aug
Final dividend paid	21 Sep	26 Sep
Annual General Meeting	7 Nov	TBA
Note — Timing of events may be subject to change. Any changes will be notified to the Australian Stock Exchange (ASX).
© Telstra Corporation Limited (ABN 33 051 775 556) 2007
® Registered trade mark of Telstra Corporation Limited
™ Trade mark of Telstra Corporation Limited
Mini glossary
3GSM 850 Third Generation mobile technology operating on 850Mhz spectrum.
ADSL Asymmetric Digital Subscriber Line — is a broadband technology that provides access to the Internet at fast speeds.
FTTN Fibre to the node — infrastructure that delivers fibre close to the customer premises. FTTN can deliver broadband data and potentially television services to customer premises.
IP Internet Protocol — is a standard set of rules for the carriage of digital information such as voice, video, data and images, across a global network.
IP core The core element of a network which carries and logically splits voice, data and video using IP technology.
Next G™ network Telstra’s trade mark name for its 3GSM 850 mobile network.
PSTN Public Switched Telephone Network — standard home telephone service, delivered over underground copper wires.
ULL Unconditioned Local Loop — The Local Loop is the copper wire that connects the Telstra exchange in your area to your house. Telstra is required to provide access to this wire to other operators.
Contact details
Registered Office
Level 41, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Douglas Gration
Company Secretary
email: companysecretary@team.telstra.com
General Enquiries — Registered Office
Australia: 1300 368 387
All Other: +61(8) 8308 1721
Shareholder Enquiries
Australia: 1300 88 66 77
All Other: +61(2) 8280 7756
Fax: +61(2) 9287 0303
email: telstra@linkmarketservices.com.au
website: www.linkmarketservices.com.au
Telstra Corporation Limited
Incorporated in the Australian Capital Territory
Telstra is listed on Stock Exchanges in Australia,
New Zealand (Wellington) and the USA (New York)
Investor Relations
Level 36, 242 Exhibition Street
Melbourne Victoria 3000 Australia
Ph: +61(3) 9634 8014
email: investor.relations@team.telstra.com
The Telstra Share Registrar
Link Market Services Limited
PO Box A942
Sydney South NSW 1234 Australia
Websites
Telstra’s investor relations home page:
www.telstra.com.au/abouttelstra/investor
Telstra’s interactive advocacy website:
www.nowwearetalking.com.au
Become an electronic shareholder today!
Would you prefer to get this and other important shareholder communications electronically rather than in print? Becoming an electronic shareholder is easy and you can assist the environment at the same time. Telstra is proud to be associated with eTree, an initiative of leading Australian companies and Landcare Australia. Telstra will donate between $1 and $2 for every shareholder who chooses to receive some or all of their shareholder communications electronically. The choice is yours and if you are interested in changing the way you receive your shareholder communications you can email the share registry at telstra@linkmarketservices.com.au who will send you step by step instructions to making your election online or you can call on 1300 88 66 77 for assistance.

4 www.nowwearetalking.com.au

15 February 2007

INSTEAD OF ENCOURAGING BROADBAND INVESTMENT GOVERNMENT IS STIFLING IT.
     The world is changing because of broadband internet. And Australia must do whatever it takes to keep up.
     If government and regulators don’t allow the next wave of internet investment, Australia will be left behind.... as our global competitors work even smarter and faster.
LAGGING IN BROADBAND PENETRATION
BROADBAND SUBSCRIBERS PER 100 INHABITANTS, 2006
Source: Mark Christensen, leading economic adviser and academic, December 2006.

THE BENEFITS OF HIGH-SPEED BROADBAND
•	Economy — an independent report to government has estimated high-speed broadband will bring economic benefits of $12b to $30b* per year.

•	Small business — lower costs, fast 24 hour access to customers and suppliers worldwide.

•	Regional — eliminates the tyranny of distance, putting the bush on an equal footing.

•	E-learning — interactive remote education, online testing, sophisticated learning tools.

•	Telehealth — remote diagnosis and treatment.
*Source: The Broadband Advisory Group’s Report to Government, 2003.
Source: Tim Hughes, investment- analyst, The Courier Mail, August 2006.

16 February 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s Analyst briefing — Half year results
Attached is a copy of the transcript from yesterday’s Telstra Analyst briefing on the half year results, for release to the market.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Telstra Corporation Limited
2006/2007 Half Yearly Results
Thursday, 15 February 2007
Analysts Briefing
ANTHONY O’BRIEN: Good morning, ladies and gentlemen and welcome to Telstra’s first half fiscal year 2007 financial results.
My name is Anthony O’Brien, the acting director of Investor Relations at Telstra. I would also like to welcome those viewing by webcast today and those in Sydney, at the venue being hosted by Ben Pitt, my colleague.
Last time we met, back in October, we introduced the launch of the Next G network. Today we want to share with you a short video illustrating the real customer benefits Next G has delivered. After this brief video, I will hand over to Sol Trujillo to take you through the first half results.
(Video shown)
MR TRUJILLO: Good morning, and I would like to welcome everyone to our half year results announcement. The good news about today is pretty simple: We report half year results that are better than guidance, and the results show that we are continuing to deliver on our key transformation milestones and improve long-term shareholder value by growing and winning where it matters.
I want to emphasise that because you heard it from me when I first got here; every time that you have had a conversation with us at Telstra, it is all about winning where it matters, and, most importantly, we are also continuing to build momentum in the marketplace, where, again, it matters.
Only 13 months into our transformation we are on or ahead of plan on virtually all fronts. We are winning on the platforms that I said were our priority. So what we are going to do now is go into some of the details.
Our earnings before interest and tax, EBIT, came in at $2.8 billion, a decline of 15.7 per cent, which is better than the expected 17 per cent to 20 per cent decline detailed in our T3 Prospectus and our previous guidance. Normalised sales revenue, which is a true reflection of performance, was up 3.6 per cent, significantly ahead of guidance and in line with trends noted on investor day and during the T3 process.
Again, I like to think about that as kind of the health metre of the business. Are we creating more volumes, are we creating more growth? And the answer is we are ahead of plan.

EBITDA, $4.9 billion, down 7 per cent, again better than expectations. Transformation opex and higher spending on mobiles were contributors to that decline, so again transformation and the acceleration in the volumes in terms of the business. While reported EBITDA margins fell year on year due to operating expenses in the half, on the underlying basis margins actually improved 1.7 per cent sequentially from second half 2006. This is important to note, simply because we are now starting to see the real impact of the transformation starting to bear fruit. Our cash operating capex, $2.5 billion, up 22.8 per cent, again, as planned, reflecting 2007 fiscal year as our highest opex and capex expenditure. We declared this morning as a board the ordinary dividend of 14 cents fully franked; again, as expected and consistent with the statements provided and disclosures made in the T3 prospectus.
Most importantly, however, we have now reached what I call the earnings inflection point, and maybe more importantly, what I like to think about in a sports context is we have reached that pivot point where we are turning, and from here on, going forward we are going to be reporting positive earnings growth.
As a result, we have also increased our full year guidance, which John will deliver and cover in a little more detail.
Let me tell you now why I am pleased with the results. We are winning in each of the key markets that I have highlighted before, in terms of the importance for the business. This is really about winning where the business is going to be, not where it’s been. I think that this is the key thing that you will hear from us going forward, as we have outlined in our transformation plans.
The first area that I would like to talk about is 3G. We said we are going to win in the 3G game and now let’s talk about data. We have added more than 700,000 3G SIOs since June and we have now surpassed 1.2 million 3G SIOs in total. Not only that, we have maintained our 3G ARPU uplift of $20 over 2G. Driven by data with non-SMS data, ARPU is up 74 per cent, which is really the future of 3G and it is really what Next G is about.
It is about the changed behaviour, the changed use by our customers because the experience is simpler, easier and much better.
In addition to 3G, you have heard me talk about broadband, that we are going to win in the broadband game. We continue to take a disproportionate share. Our market share is up 1 per cent now to 45 per cent, with customer growth of 55 per cent and revenue growth of 50 per cent. This is all in spite of significant price reductions in the marketplace, literally as we speak.
I also said that we would manage the decline in our core PSTN business. Broadband, mobiles, 3G, Next G, all positives, and they are growth variables for us going forward. The control variable that we have in the business is around PSTN.
As you know, a year ago, the first half last year we had a revenue decline of 7.6 per cent. This year our first half decline is 5.6 per cent. So again, a significant improvement.
But what are the underlying trends, more importantly? Our total line loss of 0.8 per cent since June is a best in class performance as we benchmarked anywhere around the world. We have held residential lines steady since June, or flat, as we posted positive competitor churn and recorded market share gains for the first time since competition. Let me say that again: If you look at the volumes of customers leaving us versus customers we are winning back, we have now run at a positive level in terms of the business for the first time ever since competition was introduced in Australia.
I said we would grow our digital online platforms. Sensis new media revenues were up 68 per cent as usage growth increased 21 per cent, as an example, whereas satellite navigation unit sales recorded triple digit growth as part of the portfolio there in Sensis. Foxtel is also performing strongly, with subscribers up 10 per cent and Foxtel subscriber revenue growth of 15 per cent.
Foxtel is now 100 per cent digital after closing its cable analogue network, which again from a significant standpoint is important to us because now we can enhance and improve services and capabilities and other things, as you will see over the coming months and coming years.
Let me give you some more detail as we think about mobiles in particular, because Next G is the game. We have redefined the game here in Australia — Next G is a powerful force in the marketplace. It will be a growth opportunity for us and it is also driving for us what I would call the high calorie ARPUs from the high calorie customers, and they are all correlated very well with Next G.
As I said earlier, we have now surpassed 1.2 million 3G subscribers, and as of Tuesday this week we now have 415,000 Next G customers. We are on track to live up to our forecast of October of becoming the market leader by May 2007 in the 3G space.
Given what has been announced so far by our competitors, we estimate that we have gained around 60 per cent of net 3G adds in the period and are nearing 40 per cent 3G market share. We are excited by the fact that the $20 ARPU lift has been maintained as our base has continued to grow. Again, we have had the conversations before about early adopters and they tend to spend more, et cetera, et cetera. The punchline here for us is that ARPU growth is continuing in terms of our business.
We have increased our PostPaid percentage of the base to 59 per cent and we have improved our churn.
Again, when I think about driver metrics, driver variables, these are key things that I look at, to look at how we are doing versus our competitors, how we are doing in terms of driving long-term profitability.
While there is initially increased expense to attract these high calorie Next G customers, which John will get into in a little bit more detail later, the economics of this accelerated Next G growth are truly attractive. Since June 2006 our incremental acquisition and retention costs for 3G subscribers will be paid back in a little over three months; clearly an attractive return for our shareholders. I only wish in our business we had more of these kinds of growth opportunities.
While we are excited about the $20 ARPU uplift, I want to be clear about this: More important is the reason for the uplift. I think we all should understand this. It is all driven by an increase in data usage. So the pivot point again is occurring in the marketplace. In December our 3G customers spent $12 more on non-SMS data than our 2G customers. Our high calorie growth Next G customers are driving the change in both usage patterns, migrating from voice to content-rich applications and dramatically increasing network traffic.

Penetration of content and applications is higher for our Next G customers than what I would call classic 3G customers. The penetration of Foxtel by mobile on Next G is nine times higher than that on the 2100 network. Again, this is classic 3G versus Next G — nine times different, that is 7 per cent versus 0.8 per cent.
The penetration of mobile music on Next G is five times higher than 2100, or 24 per cent versus 0 per cent. The penetration of video streams on Next G is five times that of the 2100 network — 53 per cent versus 11 per cent.
Our usage patterns show the overwhelming adoption of services on the Next G network and on average each Next G customer makes 11 times more video calls than the 2100 customer — three times more music downloads, two times more games downloads and seven times more video streams than customers on our 2100 network.
What this shows us is that this does make a significant difference with what we have been describing as our realtime high-speed, one-touch, one-screen, one-click, one-button experience.
I believe that this will only accelerate further as we add more content and applications, such as the recent addition of four new channels to our Foxtel line-up by mobile.
It is also important to acknowledge our abilities in terms of building the Next G footprint in the period that we talked about last October, when we launched, of 10 months. I think we had true validation of this task last week when one of our competitors announced the construction of what I call a toeprint. It will take them three years to build a smaller, less capable and lower speed network than what we built in 10 months. There is an issue here of capability.
Most importantly, however, is the fact that we are the global leader in this area. As we announced in Barcelona earlier this week, as of today we have now upgraded the network to 14.4 megabits per second, which really means a quadrupling of current capability. Again, we do not have devices yet that are at 14.4, but that is not the important issue because what it really means is that we can have four times as many simultaneous uses with the network that is now in place versus what we launched in October. So we are on an unrelenting path for continued expansion of capabilities and our ability to service customers wherever they might be in Australia.
In broadband — or let me just continue here for one more second. In the case of our Next G, we also announced earlier this week and as of today, we have extended the network range capability from 80km to 160km, everywhere that we have a site. In certain locations we have now halved the capability to offer 200km to enable Australians to receive mobile coverage in remote sites, such as on ships, oil rigs, flying doctors, and, as we have seen recently with the bush firefighting efforts, we have enabled more capability in those kinds of situations and locations. Again, not just assuming market leadership or continuing market leadership in Australia but here in Australia, the citizens here, our customers here, have the best wireless broadband network in the world.
In broadband, we continue to outgrow the competition again and extend our market lead. Our market share was up another 1 per cent to 45 per cent. We are still beating our nearest competitor by 3 to 1. ARPU held for the first time since broadband launched, with first half ARPU of $49 flat on second half 2006 and has grown since the launch of our high speed plans.
One third of entry level customers migrate within 12 months to faster speed or more capacity. Since the launch of ADSL 2+ and HSDPA, 25 per cent of new customers have signed up to plans faster than 1.5 megabits. We have surpassed 200,000 wireless broadband customers with growth of 30 per cent year on year. So if you want to talk about something that’s hot, something that’s selling very fast in all of our stores and centres around the country, it’s basically our wireless turbo card. It is making a difference, again, in our customers’ lives, actions you probably saw on the video.
We have extended our broadband footprint, launching Bigpond’s high speed fixed service, covering 91 per cent of the Australian population with speeds up to 20 megabits from around 360 ADSL 2+ enabled exchanges and up to 8 megabits from the remaining 2400 ADSL enabled exchanges. Our Bigpond digital online assets are a key part of what you have heard me call our media comms strategy.
So, great growth, great acceleration, customers are voting, we are letting the marketplace work well. But we also had this other negative in our business, which is PSTN. I again talked about some of it a little bit earlier. We have some key pivot points there that I would like to detail for your benefit.
We continue to tackle the decline of PSTN head on, we are slowing the revenue decline. We had 5.6 per cent in first half 2007 versus 7.6 per cent in first half 2006. But we are not stopping there. Our strategies of integrating services, initiating customer winback programs and offering value based subscription pricing plans are making a difference in the marketplace and ultimately in our results going forward, because this has led to total line loss of 0.8 per cent since last June, a best in class performance, consumer SIOs steady since June — another best in class performance; and positive consumer customer churn trends and actual market share gains for the first time since competition was introduced.
Sensis maintained a very strong performance on a normalised basis as we think about our strategies around the digital online businesses. Online usage was up 21 per cent on 2005, as Australians continued to use Sensis online products almost 42 million times a month — a very relevant set of brands, a very relevant set of assets, as we think about continuing to grow our online businesses.
New media revenues grew by 68.3 per cent, with share of total revenue up from 9.8 per cent to 15.3 per cent normalised; 33 per cent of new customers taking up print and online bundles. Yellow.com.au remains a major driver of growth in this business and emerging major growth drivers account for 33 per cent of our H1 revenue growth. They include brands such as Whereis, which is our satellite navigation business, 250 per cent growth in unit sales and 50 million maps served per month and they have recently launched high resolution aerial photography.
Again, if you want to do a taste test or a comparison test, look at our product verses Google or anybody else. Mediasmart is one of Australia’s largest online media sales businesses with almost 40 per cent growth in customer in the past year. It served up around 1 billion online add impressions per month in November and December 2006. 1234 — customers up 20 per cent since services simplified in December 2006 – 1 million calls per month received with 85 per cent connected through to businesses.
Sensis continues to innovate, with exciting online initiatives to be launched in auto and general merchandise. For example, carshowroom.com.au has launched a beta with seven manufacturers and over 150 dealers who are already signed up. Approximately 60 per cent of costs growth will be invested in revenue growth initiatives in the fiscal year — only 11 per cent last year. Strong cost governance has given Sensis the capability to invest in high revenue growth areas without the big increase in costs.

Just as a reminder, Sensis is growing at the top line and growing margins at the same time. Again, a very strong performance and full-year guidance remains a double digit revenue and double digit EBIT growth.
Let us move offshore, where we should update all of you on Soufun. Soufun is continuing its aggressive organic expansion since Telstra acquired its 51 per cent stake on a fully diluted basis, where we have already added another 16 cities to the footprint that we have in China. We have an objective of opening offices in 100 cities by the end of 2008. This is reflected in strong Soufun performance, with triple digit revenue and triple digit EBIT growth.
Revenue is up 107 per cent year on year and EBIT is up 131 per cent year on year. Soufun continues its phenomenal growth during the boom in China’s real estate and online advertising sales. Obviously, the marketplace there is booming. Construction is fueling a lot of China’s economic boom. Real estate investment was growing at 24 per cent in 2006. The increase in residential building areas, when you look at what’s happening just in China this year, 2006, it was similar in size to recreating the city of Bangkok. That’s how much volume and activity is going on.
While I was last in China, there was a CNN report on China construction talking about over 125 million units of housing under construction. Where you see all those cranes and all the things that are happening there, a lot is happening and we are right at the centre point of the force of gravity in China.
When we look at this, this is going to be reflected on our online sales. Online advertising will quadruple between 2006 and 2010 to over US$3.2 billion. Online real estate advertising is expected to deliver over US$1 billion in 2010. Soufun is growing even faster and represents an incredible opportunity. It’s China’s No. 1 real estate advertising website, it has 44 million unique users per month, 1.3 billion page views per month, and we have more coming as we continue to evolve the business.
So it is an online real estate business but we have extended now the business also into home furnishings and we will have other opportunities to take that platform in more directions. So more to come on Soufun.
In terms of cash operating capex, our investment this year is at peak levels, as we have described before, and it is driven by the transformation. Telstra is on track to meet key milestones over the calendar year 2007.
In the case of wireless, in addition to the announcements made earlier this week, today we are also launching a trial of a home-based wireless broadband service using our Next G technology on our 14.4 platform. In Wireline, we are making good progress on our key objectives, with turn-up of our IP MPLS core and multiservice edge both nearing completion. The IT transaction formation is on plan and on track.
We have begun delivering a series of important capabilities to the business, including first, what we call our integrated desktop, enabling a single log-in and realtime use of market based management data. When we say single log-in, historically, if you looked at our business, it takes our reps sometimes may be four or five minutes just to log on, given all the systems they have to get into that are part of our legacy environment. Taking that down to matters of seconds is a big deal in terms of our business.

Telstra’s service delivery platform, delivering content applications and live streaming over our Next G network, all of that is happening. The volumes that are happening are all big and that is because we, through our IT transformation work, have enabled now a new service delivery platform.
Telstra retail integrated campaign. As we have ratcheted up, basically doubling the volume in the business, we had to have campaign management systems capabilities. We now have those employees to enable us to integrate our processes and some of the technologies, again as part of how we think about managing what we do in the business.
Our enterprise program management — again, more enhancement for that part of our business.
In the case of our network planning, for those of you that know the business and know the industry, you are going to see a major change or a delta happening for anybody that operates networks. That delta is in a broadband environment, you have log linear change in terms of capacity requirements, literally as you think about location by location.
It’s a much different paradigm than for those of us that have dealt with this network management over the last — I have not been in the industry for the last 100 years, but it is a fundamentally different paradigm.
So, having the network planning tools that can be dynamic, can be realtime, is clearly critical. But even more important than that is our ability to leverage these planning tools across all the platforms that we have, whether they be fixed line, wireless, HFC or whatever it is that we have within our business. So the momentum on our IT transaction formation is continuing, starting to be rolled out in terms of our business.
As we said in November 2005 and October 2006, we will deliver the first release of our major IT capabilities at the end of calendar year 2007 with the second release to follow late in calendar year 2008. Nothing has changed, other than we are now starting to get some of the fruits of our labour.
While we talked about the transformation, we still need to focus on customer service. Again, I am a zealot about this, I won’t let it go, because when you have so many things going on in the business it is always easy to let some things drop, and it cannot drop in front of the customer.
So we are staying focused, we are staying intent on enhancing and improving our customer experience. So we are driving improvements in both service and quality in our business. We are getting there on time over 90 per cent of the time and we are getting it right the first time over 96 per cent of the time. We have posted the highest customer satisfaction performance on record for enterprise and government customer.
Our ADSL held orders have fallen by more than 80 per cent since the September 2005 level of 19,300 and our Bigpond cycle times are down 19 per cent to an average of 6.7 days, and you all get to see the published information that is filed with the regulator and the government regarding our service performances, which again are at all-time highs. These are the be st service improvements in Telstra’s recorded history.
In addition here are some examples to show how we are driving productivity improvements, from increasing efficiency and delivering benefits under a one factory approach. We now have more than 6,900 vehicles equipped with GPS, meaning higher productivity, more efficient scheduling and ultimately greater safety. We are investing in our people. More than 6,400 front of house and field staff have improved skills from training at our Telstra learning academy. We have more than doubled the numbers of consumer staff on incentive based compensation. I have to tell you, this is good for customers, good for shareholders and really good for employees.
Our headcount is down 4,596 since June 2005, excluding the impact of the New World merger and other acquisitions and divestments. Maybe more importantly, it is important for me to state that we are on track to hit our target reductions of 6,000 to 8,000 by fiscal 2008 and 12,000 by fiscal 2010.
We have a lot of momentum in the business. But, as I frequently remind everyone inside the company, we are only 13 months into a five-year transformation. We have a lot more to do, but the good news is we are on or ahead of plan on all fronts.
In summary, we have doubled our rate of topline growth, our labour costs are lower than a year ago, we have great momentum in mobiles, broadband, digital online and the downward decline in terms of PSTN. We will aggressively pursue convergent services as we evolve into what I call a media comms business. As I said at the beginning, we are at that pivot point. From here on in it’s all about accelerating the trends.
Now, that’s essentially why we are raising our guidance on both the top line and bottom line for the year. With that, I’m going to hand it over to our CFO, John Stanhope, who is going to provide you with a more detailed analysis of our first half results.
MR STANHOPE: Thank you, Sol, and good morning to everybody here in Melbourne and Sydney and those who are viewing on the webcast.
Let me run through the financial highlights for the half in a little more detail. As Sol said, sales revenue was up 2 per cent on a reported basis and up 3.6 per cent when you adjust for the deferral of the Melbourne Yellow book revenue until the second half of this fiscal year. This actually does reflect the true performance of the business.
Strong growth in mobiles and broadband revenues continued and our market-based management initiatives have helped slow the decline in PSTN revenues to 5.6 per cent in the half just gone, compared to the 7.6 per cent deadline in the first half of fiscal 2006; an improvement of 2 percentage points in one year. Our operating expenses were up 9.9 per cent, driven by transformational related costs of $137 million, higher subscriber acquisition and retention costs soared with our market leading growth in the 3G market; and an increase in our cost base following the consolidation of some acquisitions, New World and the acquisition of Soufun during the half.
On an underlying basis, excluding the impact of the transaction formation costs, our operating expenses grew 7.7 per cent. I will provide a little more detail on those expenses shortly.
The total transformation cost is $285 million for the half after you include the $148 million for the accelerated depreciation and amortisation associated with the transformation.
It should be remembered that the first half of fiscal 2006 did not include any transformation costs.
EBIT declined by 15.7 per cent in the half. This is ahead of our guidance of minus 17 to 20 per cent. As a result, we have increased our full year guidance, as Sol has mentioned, and I will update you a little later in the presentation on that.

We have performed better than guidance and we are at an earnings pivot point. EBITDA margins fell from 46.3 per cent to 42.3 per cent on a year on year basis, so half on half basis. That was due to the higher operating expenses in the half. However, on a normalised basis margins improved 1.7 per cent, sequentially from the second half of 2006.
So what am I talking about is from 42.5 per cent at 30 June 2006 to 44.2 per cent at 31 December 2006, as the transformation gathers momentum. What is in that normalisation? Of course, the transformation costs have been taken out and we have allowed for the Melbourne book being deferred.
Cash operating capex was up 22.8 per cent to $2.5 billion dollars, as we continue to invest in new networks and systems as part of our five year transformation. Don’t forget, the current fiscal year is our peak transformation spend year for capex. We have declared an interim fully franked ordinary dividend of 14 cent per share.
What are some of the sales revenue drivers? Mobiles and broadband delivered another strong half of revenue growth, as the revenue mix in the business continues to change. Importantly, mobile services or mobile usage has grown at 6.5 per cent. Retail broadband continues its strong growth at 50 per cent.
Sensis sales growth was also strong on a normalised basis, growing 7 per cent — again that is taking account of the Melbourne Yellow book.
IP access grew 27 per cent as our BigPond customers continue to use greater bandwidth and use our new product set. As you can see from the slide, our growth in key markets is more than offsetting declines in legacy products and we have again slowed the PSTN revenue decline.
On a reported basis, Sensis revenue declined 11.7 per cent but on a normalised basis, again, after taking into account the Melbourne Yellow book deferral of $174 million revenue, Sensis sales grew 7 per cent – another strong half revenue performance. On a normalised basis, Yellow revenue was up 1.5 per cent to $526 million. Yellow online revenue continued to grow strongly, up 32 per cent to $78 million. Yellow print revenue declined 2.5 per cent to around $450 million, due to softer economic conditions, particularly around Sydney, and that has affected the Sydney book. However, the decline is more than offset by the increase in Yellow online.
Furthermore, around 33 per cent of new customers are taking both print and online bundles. Multi-product customers mean higher yields and, of course, are more sticky than the single product customers.
White Pages, its revenue grew 8 per cent to $146 million, driven by strong half performances in both print and online revenue, as customers take up our feature options in White Pages.
New media revenues grew by 68 per cent in the half to $136 million as usage across all sites increased 21 per cent, as Sol alluded to earlier. Emerging businesses such as Soufun, 1234, MediaSmart and Whereis are driving much of the growth, along with yellow.com.au and the whitepages.com.au, which represent exciting new growth rises in the media comms space that will lock in future growth for the Sensis business.

Trading Post is continuing to reposition itself in the online space, where there are many opportunities while experiencing ongoing competition in the print.
A strong costs focus and improving online sales and scale helped push EBITDA margins up almost 2 percentage points — a fantastic result in the Sensis business.
Sensis is now much more than Yellow and is on track to achieve its fiscal 2007 guidance of double digit revenue and double digit EBIT growth.
Let me now turn to retail broadband. Retail broadband revenue continued to grow at market leading rates, up 50 per cent to $497 million. In November we launched ADSL 2 plus, offering speeds of up to 20 megabits per second. In December and January, 25 per cent of new broadband sales were for plans faster than 1.5 megabits per second. Migration of customers to higher speed plans has helped maintain the retail broadband ARPU at second half fiscal 2006 levels of $49. This is the first time broadband ARPU has not declined since its launch.
Retail broadband customers continue to grow, up 650,000 year on year to 1.8 million. We changed our wireless broadband subscriber report in the half and both broadband and wireless broadband numbers of SIOs are included, and there are 204,000 wireless broadband customers included here.
Our retail market share increased to 45 per cent, a gain of 1 per cent, as we added customers, as Sol mentioned, at three times the rate in the half compared to our nearest competitor.
Our Bigpond customer service continues to win awards and we remain the top rated e-mail and telephone customer experience provider. In addition, our ADSL cycle times have improved by 19 per cent. They are now equivalent to about six days, down from eight days in the first half of 2006 to get an ADSL service.
Let us have a closer look at mobiles.
Total mobiles: We are on track to become the 3G market leader by May 2007. Total mobiles revenue grew 11.8 per cent to $2.8 billion, made up of mobile service revenues, up 6.5 per cent to $2.4 billion, driven by strong data growth from wireless customers accessing data services and, secondly, mobile handset sales revenue which grew at 69 per cent to $357 million, of course due to the increased sales of 3G handsets as people flock to the Next G offering.
At December, total 3G mobile subscribers were approximately 1.2 million, with 415,000 Next G customers added from launch up until Tuesday of this week.
We added 12 and 13 times PostPaid SIOs in quarter two, versus Vodafone and Optus respectively, as we focus on higher ARPU customers who are paying for the extra value that Telstra provides.
Importantly, as Sol alluded to before, we maintained the $20 per month 3G ARPU premium over 2G on a much higher customer base, so we think we are past the early adopters. Half of this premium is driven by the uplift in data usage as our 3G customers take advantage of our superior speed and content offerings on the Next G network, using video calling and data services such as Foxtel by mobile, music, games and video downloads.

Mobile data revenue grew by 39 per cent and mobile data now accounts for 22 per cent of mobile services revenue, and that is up from 19 per cent in the second half of the fiscal 2006. Non-SMS data — because it has in the past been dominated by SMS data — ARPU is up 74 per cent to $3.10.
I do need to talk about mobiles acquisition costs. The strong mobiles revenue growth has resulted in an increase in handset subsidies and subscriber acquisition and retention costs as we do continue to compete hard and win in the key mobiles market. Our mobiles EBITDA margins have fallen from the mid to high 40s range in the first half of fiscal 2006 to the low 30s in the half. Our average PostPaid subscriber acquisition and retention cost increased by 50 per cent to $250. The blended, so PostPaid and prepaid, subscriber acquisition and retention costs are $183, and they were up 51 per cent.
Handset subsidies did increase by 98 per cent to $417 million, driven by the higher volumes and the higher average handset subsidies per plan, as we do continue our aggressive 3G push with Next G.
We saw in the previous slide, and what Sol said earlier, that the 3G PostPaid ARPU uplift has been maintained. So this higher ARPU means the payback of the higher subscription acquisition retention cost is around three to four months, which makes this a good investment.
PostPaid churn has remained positive since April 2006 as we sign up more PostPaid customers, with 59 per cent now of the mobiles base on a contract, up from 55 per cent in the prior corresponding period. Our segments are working hard in signing customers to long-term contracts. Our progress has been first-class, with 54 per cent of the PostPaid base now contracted for at least the next 12 months, and this is up from 51 per cent in June 2006. Our PostPaid capped plan percentage remains low by industry standards at 10 per cent, in contrast to the mid 20s for our competitors.
As we lock in more of our base on higher ARPUs and we reduce handset costs, and we cash in, if you like, on our competitive advantage in 3G, we expect to drive margin improvement over the medium-term.
PSTN: As we said a couple of times, the PSTN revenue declined 5.6 per cent to $3.6 billion, which represents the second consecutive half in which the PSTN revenue decline has slowed with a 5.8 per cent decline in the second half of fiscal 2006 and a 7.6 per cent decline in the first half of fiscal 2006, and 5.6 this half. The improving trend in churn has helped stem the line loss, the smallest line loss since June 2002.
Our market base management research and resulting initiatives have led us to deliver a more integrated and tailored customer experience, which has had a direct impact on the bottom line.
One of those initiatives, subscription pricing plans, have proved very popular, with approximately 300,000 customers choosing to move to the simplified pricing offers, the $89 plan being the most popular. More and more customers are taking advantage of our integrated product offerings, with the number of customers with three or more products increasing 13 per cen t. PSTN ARPUs are holding or they just declined marginally by 4 per cent to $61, so there is no large impact from subscription pricing plans.
Let me just touch quickly on some segment highlights here. I will have a brief look at some of our segments. Our retail business unit have each enjoyed strong performances in the half, led by consumer growth of 4.4 per cent. Business — that is the focus on our small business — has grown because of a new focus on that segment. Enterprise and government, that group has grown again this half after we normalise for the AAS divestment.
The improving operational metrics talked about by Sol earlier have been driven by a more focused, more competitive presence leveraged off Telstra’s strengths which do provide a real competitive advantage.
Let me get into a little more detail around operating expenses. Operating expenses have increased 9.9 per cent on a reported basis to $6.9 billion and overall there were three key drivers for that increase in operating expenses, the first being mobiles and the increased subscriber access and retention cost that I went into in some detail earlier; the acquisitions, that is, the inclusion of a full six months of costs relating to New World, which merged with CSL, and four months costs relating to the acquisition of Soufun, which occurred in August, offset, of course, by the divestment of AAS from the KAZ Group; and thirdly, the transformation. This was mainly related to our service and contracts, which means we continue to make sure we variablise the costs of the transformation.
As I have said on a number of occasions, it is important to note we have not included any related internal labour costs and transformation costs. So a lot of people inside the company are also working on transformation.
After stripping out these costs, you see on the slide, business as usual expenses increased by 1.4 per cent. I thought it was important to step you through what the growth consisted of, and I have done that on this slide.
I now look at the main expense lines, starting with labour. Labour costs declined 2.8 per cent to $2 billion, and that is the first time labour costs have decreased since about 2003. Salary and associated costs declined 1.3 per cent, and that has of course been driven by the overall reduction in the workforce. Redundancy costs decreased by 47 per cent, as we now draw down on the $186 million provision for redundancy that we raised at the end of fiscal 2006.
We reduced our total labour force by a further 737 in the half and our workforce has reduced by 4,596 since the start of fiscal 2006. Of course, that excludes the impact of the New World merger, the other acquisitions and the divestments, and that is the reference point that we made earlier with our long-term objectives.
An over-busy Christmas period, and for the Next G launch we increased our short-term flexible staff levels. So keep that in mind when you are trying to reconcile the investor day work force decline, when we talked about the decline on investor day of 1,000 with a half decline of 737. We are on track, as Sol said earlier, to achieve our 6,000 to 8,000 headcount reduction by the end of fiscal 2008 and 12,000 by the end of fiscal 2010.
The other costs elements, cost of goods and services, let me take you through that. There has been investment in the mobile market as we compete aggressively in 3G. As a consequence, this category of goods and services has increased by 16.9 per cent to $2.6 billion for the half. As I have already discussed in the mobile section, the increase in handset subsidies cost of goods sold and commissions was driven by an increase in volume and higher average subscriber acquisition and retention costs as we support that 3G growth.

Of course, with the higher demand in Bigpond, the Bigpond volumes have also had an impact on our cost of goods sold. Offsetting those increases was a decrease in network payments of 11.7 per cent to a total of $887 million. That was due to a reduction in the mobile termination rates to 15 cents per minute and that was backdated to January 2006 following an ACCC determination. The net outcome of the backdating has been a $37 million EBIT benefit in the half for that fiscal period.
Lower payments to Reach also offset the increase, and that is our payments for operating and maintaining our offshore cables and the terminating costs as we get more efficiencies in the Reach business, and further offsetting, there was a slight increase in volumes of mobile and SMS traffic terminating on other carriers’ networks.
The other expenses in the business I will just touch on. They increased 15.5 per cent to $2.3 billion. When you take out the transformation related costs, other expenses increased by 9.9 per cent to $2.2 billion, so it is a big element of the growth. Service contracts and agreements increased 17.4 per cent to $1 billion. They have been driven by transformation costs of $80 million relating to both the IT and Wireline components of the transformation.
As I said, that is the variablising of the transformation program. We did have an increase in the front of house volumes associated with mobile and broadband demand contributing to $48 million of the cost increase.
Rental costs were up. These accommodation rental costs were up because New World came into our books, and in general administration costs increased 13.6 per cent, and that may alarm you, but it is related to the transformation. It is an increased focus on training.
You will recall we said we were going to train more of our people, we are equipping the field staff to better serve our customers. And there are some additional costs with th e establishment of Next G as we are, for a short time, operating duplicate networks. So there are electricity costs, power back-up costs and so on. That duplication of costs will only continue until the CDMA network is switched off.
Promotions and advertising costs were up 38 percent to $212 million, that was due to increased market campaign activity around the launch of the Next G network in October, the launch of ADSL 2+ in November and, of course, a busy Christmas season.
I wanted to show you this slide to give you some perspective on the timing of future cost reductions because it is an often asked question. While this year is a big spend year on transformation, costs take-out will be progressive as platforms are removed, product exits take place and systems are decommissioned. This slide aims to show you the approximate timing of realising material benefits from the transformation.
However, cost reductions are also taking place now. The cost reductions to date have come from organisational redesign and operational productivity improvements, and they will continue as well.
I want to just quickly look at depreciation and amortisation expenses. Depreciation and amortisation increased 9.9 per cent to $2 billion, and this does include the $148 million of accelerated depreciation and amortisation for the CDMA network, some switching systems and software following the service life review we had as part of the transformation program.

Excluding the impact of that acceleration, D&A grew 1.7 per cent and that increase is consistent with the growth in our asset base, the inclusion of Adstream, New World and Soufun assets.
Capital expenditure, our cash capital expenditure: Our total cash capital expenditure increased 23 per cent in the half to $2.5 billion. During the half, we spent $1.7 billion on transformation-related programs, including $810 million on building and deploying the IP core network in Melbourne and Sydney, deploying IP DSLAMs and installing Multi Service Edge nodes. We spent $597 million on building and rolling out the Next G network and upgrading it to 14.4 megabits per second, as Sol mentioned earlier today.
$230 million was spent on streamlining and improving customer care and billing solutions, while decommissioning other IT systems, and $108 million was spent on transformation related programs, including network improvements.
As expected, our business as usual capex declined as we divert our resource to the transformation. We expect this decline to continue leading to a lower capex to sales ratio once the transformation is complete in fiscal 2010. We are on track to achieve our full year cash capex guidance of $5.4 to $5.7 billion.
Cash flow: As expected, our free cash flow declined 56 per cent to $862 million, due to the higher opex, related to 3G growth and transformation, higher capex due to the transformation program and the acquisition of Soufun, which was, you will recall, mostly offset by the sale of AAS.
Some of our financial parameters have increased, which we expect, since June, but we are still very comfortable on all measures versus the financial parameters we have set for the company as at 31 December.
I will just touch on international here. CSL New World revenue grew 41 per cent to HK$3 billion, largely due to the consolidation of New World PCS in the group results for the six months, which contributed HK$720 million or 33 per cent of the growth. Without New World, CSL grew by 8 per cent, so CSL is still growing. So I wanted to make sure you understood that.
Growth in data, international voice and mobile handset revenue also contributed to the strong revenue performance. Expenses were up 49 per cent in CSL to HK$2.8 billion, driven only by the inclusion of New World and increased subsidiaries as the group started to return to SIO growth and improved churn.
Telstra Clear continues to grow revenue where we have infrastructure. However, total revenue declined 4 per cent to NZ$335 million, and was driven by lower off-net usage impacting on calling and mobile revenue and there has been competitor-led price erosion.
For the four months, Soufun reported triple digit earnings and revenue growth and is on track to achieve full year triple digit revenue and earnings growth.
Let me turn to the guidance. Following our strong first half revenue growth, we have upgraded our fiscal 2007, so full year revenue and earnings guidance. Previous revenue growth guidance was 1.5 to 2 per cent growth, and now we are giving guidance of 2.5 to 3 per cent growth. The previous reported EBIT growth guidance was plus 2 to plus 4 per cent and now we are giving guidance of plus 3 per cent to plus 5 per cent.

This guidance has some assumptions behind it — still no FTN build, ULL pricing still in band 2 at $17.70 per month; the shared spectrum or line sharing at $3.20 per month; and, of course, that we continue in this year to have the largest spend in our transformational activity, both capital and operational expense; and that we do not raise an additional provision for redundancy and restructuring in fiscal 2007.
We expect positive earnings growth to recommence in the second half of this fiscal year and we have told you about this on previous occasions. Our second half EBIT growth guidance remains in the range of plus 37 to plus 40 per cent.
I just want to very quickly address some key misperceptions that have been around the market. I want to set the record straight here. I will start with PSTN, where there have been many suggestions of large scale declines and a lack of focus. However, what we have witnessed has been quite the opposite.
A new focus on the integration and retention has led to slower revenue declines and, as I have said, the decline has been slowed and the churn trend is positive. As you can imagine, overall it has had a very positive impact on company margins.
Next G: There has been much scepticism about our ability to execute on the Next G network, with concerns around technical performance, limited competitive advantage and take-up of devices resulting in a long period before delivery benefits. Well, again, the results are quite the opposite: The network is performing very well. Breadth and depth is a real competitive advantage being experienced by our customers.
We have entrenched that competitive advantage with the upgrade to 14.4 megabits per second, with its associated extension of coverage. We have now added 415,000 SIOs on this perceived limited handset range, which we are expanding in any event in March. All of this has helped drive strong mobile services revenue growth of 6.5 per cent.
Some of the other misperceptions — they range from a lack of understanding of our strategy, lack of understanding of the regulatory environment, and some off the market estimates around payback periods and investor sentiment. The facts are on the slide, and in the interests of time I will not go through each, but I encourage you to read through the perception and what we believe to be the facts.
There have also been — this is what I want to address head on — some wild estimates around the value to us of our property rationalisation. While there will be opportunities to close and sell some telephone exchanges, these will be on a much smaller scale than some suggest. So we have given you some indications there of the likely outcomes and again I just wanted to correct some misperceptions.
Turning to margin guidance, our margin guidance is one aspect which also receives enormous coverage, with many believing there is not a precedent for such a target. In addition to ignoring the unique differences that there are in Australia and Telstra versus global peers, this analysis is based on recent, and therefore some historic, margin performance. In fact, many global telco analysts are predicting healthy margin improvements to fiscal year 2010 for many in our peer group.

On this scale, Telstra is aiming to hold margins and we don’t believe it is an extreme objective. You will recall the long-term objective of 46 to 48 per cent margins, and that takes us back to 2004/2005 margin levels.
Regulation: I need to briefly touch on regulation. Our recent regulatory activity has been well documented, with the launch of the constitutional challenge in the High Court to protect our shareholders’ rights. This relates to the below cost determination from the regulator as we continue to aim to at least recover the costs for our legacy network as we provide access to it for others.
Lastly, at this stage, given our progress, 13 months into our strategy, we have no reason to change our long-term objectives. I supply this slide to show you those long-term objectives and just to remind you what they are.
So thank you and I will now pass back to Sol as we take your questions.
MR TRUJILLO: Thank you, John. As I understand it, we are going to go first for questions to Sydney and then we will come back here to Melbourne.
Q: Justin Cameron, Credit Suisse. I want to touch on the market share side. From the strengths today, we have seen improved market share on the fixed line, improved market share in broadband and improved market share in mobile. Has that trend continued over the January period that you have seen and do you expect that that strong momentum that you have had obviously in broadband and mobile to continue for the next six to 12 months?
MR TRUJILLO: Justin, I won’t give you any January specifics. But the punchline is yes, we have momentum in the business and trends continue to look favourable. Again, it is going to be a function of hard work, differentiation and focus on the part of our people.
Q: Maybe just a bit more clarity on the mobile side. The guidance that Telstra has historically had on mobile is between 5 and 6 per cent growth at the top line. You delivered nearly 12 per cent revenue growth in mobile. Will there be any change to that guidance at all?
MR TRUJILLO: We are not changing our guidance per se on any particular category, but suffice it to say that our trends are staying strong and again we are always — how should I say it — cautious about what our competitors might do, how they play their price plans and price caps and a lot of other things in this space.
But we do have an advantaged product in the market, customers are voting, and they are using. So the good news here is not just share but it’s revenue share. And revenue share is not just driven by SIOs, but also by usage. Again, when I think about an industry thought — not just Telstra but the industry — this whole phenomenon of high speed services in a mobile space is going to drive a different usage characteristic, which should drive ARPUs, for those who know how to play the game right and smart.
Q: I am just wondering what happened to the previous underlying EBIT decline of minus 2 to minus 4 per cent? Has this changed in any way?
MR STANHOPE: No. If you take a normalised view of our half, it is about minus 2.9 per cent normalised to the half, so on the same basis. But we have improved the reported guidelines, so the reported — sorry, the underlying level has also improved but we are not today issuing any guidance on the underlying.
Q: Just on the 3.6 per cent underlying revenue growth, what would that number be if you excluded the acquisition contribution from New World and Soufun?
MR STANHOPE: On a normalised basis, if you like, the best way probably to look at this is — because Soufun and New World are both offshore — the domestic business growth, therefore, is about 2 per cent.
Q: Can we expect to see a reversal of the CDMA trend for early next year? And the second question is around margins and return on capital on some of your new products, like the mobile data products you were talking about.
MR TRUJILLO: First of all, regarding the SACS trends, the SACS trends are actually better today than they were in October when we met last and they will continue to get better as there is more market knowledge and more capability, as product familiarity continues to occur in the marketplace. So we are on an improvement path relative to SACS and also retention as we think about our retention costs.
In terms of what we see happening going forward relative to CDMA migration, we are basically on plan with what we intended to do. We are letting the market work, and the market is working relatively well as we look at the volumes of what we are doing and what customers have migrated already from CDMA to our Next G service in particular.
Finally, in terms of CDMA as it relates to SACS, that is partially built into some of the reserves that we took last year and it will be used or leveraged as appropriate as we go forward. So there are no issues in my mind at this stage.
Q: Any comments on margin on the new products?
MR TRUJILLO: In terms of margins on the new products, obviously as we have higher ARPU then the margins will look more attractive. Our handset costs, our weighted average handset costs on our Next G devices are lower than those on 2100. So as we roll out more Next G customers versus what I call classic 3G customers, our margins only get better. Obviously, with usage continuing to grow in terms of by customer that is already a customer, there are no acquisition costs associated with that, it tends to be a much higher margin.
So the challenge for us, and I would say any player in what I would call the high speed game going forward, is how well can we market the usage and the capabilities that the customers already have on their devices? The good news for us is we made it one-click, one-button, one-touch key and we will continue to do that.
I will move to Melbourne and open it up for questions.
Q: Christian Guerra, Goldman Sachs JB Were. I have four questions for you this morning. Firstly, it is probably a question for Justin Milne on Bigpond: The business looks absolutely bulletproof at the moment. I am wondering if there are any risks or other issues on the horizon that you are focusing on? Secondly, a question on the transformation program opex. Could you give us a guide on what you expect in fiscal 2008? You have obviously got another $500 million of redundancies to come over the next two or three years, but just a comment on any other restructuring or costs that you have coming up in 2008 and beyond.
Thirdly, just on cost of goods sold, we saw a growth of close to 20 per cent in the first half. I am wondering if you could comment on the outlook for cost of goods sold in 2008.
Lastly, on the depreciation charge, excluding the accelerated depreciation, that was a little bit lower than what was forecast. I am wondering if you have made any changes to useful lives or anything like that in the period.
MR TRUJILLO: Regarding Bigpond and the broadband play, then I will ask John to talk about the restructuring issues, then I will comment on the COGS view.
In terms of the broadband business, as you have probably seen in the last year and a half to two years, we have fundamentally changed our value proposition to one of not just being a price player pricing at the market, but adding real value.
Bigpond has evolved now into a truly differentiated broadband ISP/portal, and customers are finding that value because not only does it deliver the best service experience — and that is now judged and gauged by third parties; we have won awards for it; but we have also been involved it in terms of services and capabilities, including content, whether it be AFL or V8 supercars or whatever, you can look at that and if you’re a customer of Bigpond you get more and you get more value in the sense of what we are doing.
When you use the term bulletproof, I’m always cautious, because every day you have to re-earn your value, is my opinion. That’s what I tell all the management in the bu siness: “You are only as good as tomorrow, not yesterday.” So we are always going to continue to drive the value. That’s what I said when I first came here: We are no longer going to be the old price player but we are going to be a value player in the market, and we keep on adding value.
This is important also when people talk about regulatory issues and other things. Regulators may want to reduce prices but we are going to continue to increase value, which means the cost to compete is going to go up. So we are always going to have some insulation against price moves because we are going to be a value player. So in the case of Bigpond, I think we are doing well, we are going to continue to enhance and expand, and I think Justin and his team are doing a terrific job of driving true difference in the marketplace.
In terms of COGS, how are we thinking about COGS? I am not going to give you 2008 guidance. We will talk about guidance for 2008 when we announce the full year results. But the punchline here is we are on a mission to keep on driving costs downwards and we are keeping focus on the suppliers as we deal with them. Because, to be quite frank, Australia is not a big market for most handset players and, Telstra being the biggest, we are still not big in the greater scheme of things, which is why a year ago we signed the deal with Brightstar, so that they could aggregate volume, we could get better prices, and it has worked out well for us so far.
We are going to continue to evolve our product line, we are going to continue to have more players into our product space as we think about Next G and also as we think about Prepaid and Postpaid.
My sense is that we are going to continue to drive costs further down, so that as we look at our cost of goods, is it better than SACS, we will get better on a relative basis over time.

John, do you want to talk about restructuring?
MR STANHOPE: Christian, I am not going to give you 2008 capex guidance either, but just suffice to say that we have said it is a peak spend year this year. Business as usual capex will continue to come down and transaction formation capex obviously, given this is the peak year, will come down also. So we have given that guidance before. As Sol said, any specific numbers will come after full year.
With respect to restructuring costs, though, yes, there is more restructuring costs to take place, but let me remind you that the provision is more than a one-year provision, so it goes over into the 2008 year, and the utilisation of that will take place in the 2008 year as well.
When I look at both redundancy and restructuring costs, we have had less use of the restructuring element of that R & R because we are at the early days of the transformation. So more of that will be utilised in the 2008 half. So there is no intention to provide any more. We do have a two-year provision that we have taken up and there will be utilisation of that in 2008.
And your other question, depreciation: After the acceleration, you are right, it grew 1.7 per cent. The other asset base, impact of service live review, $25 million — very small.
Q: Sol, can I ask you a follow-up question on Bigpond. You have been talking about building Australia’s leading media communications company for over six months now. You have four fantastic content genres on the Bigpond site. I am wondering whether you are looking to expand those or add new functionality, for example, broadband TV. We are seeing that probably 10 European companies have now rolled out IPTV, the two big players in the US have done that, PCCW and recently SingTel have also announced plans for broadband TV. I just wanted your view on that.
MR TRUJILLO: The great news for us and for all Australians is the fact that we also own 50 per cent of a business called Foxtel and we are working hard at leveraging the Foxtel asset, along with our Bigpond asset, in terms of this media comms definition.
I am not going to get into specifics now of what we have on the drawing board but we do have plans to continue to enhance the viewing experience, let us call it, for Australians, whether they are currently a Foxtel customer today or whether they are an internet-based user and acquirer of content.
So we do have plans, we will announce them at the appropriate time and we will stay on the path of a true integrated strategy, because, as we are finding out with Next G, it really does make sense to the customer and customers to use things more and better because it is an easier experience.
One more question here in Melbourne, then we will go back to Sydney.
Q: Patrick Russell. Just a few questions. Firstly on CDMA, I wanted to dig a little bit deeper as to why we aren’t seeing the migration started to expedite in relation to the Next G network, I guess just trying to get a handle on how quickly you can get that 1.6 million across, is the provision within the 2006 restructuring provision sufficient enough to basically get it across without an additional provision being struck? Just trying to get a little bit more on that.

Secondly, on labour, obviously it has ticked up a little bit since your previous comments. I am just wondering, while you are in this land grab of Next G and you have this massive migration on CDMA to occur and you are going very hard on broadband, is it likely that labour numbers will remain pretty high and you are not going to see any step reduction over the next 12 to 18 months, then we are looking more back into 2008/09 before we should be considering labour reductions?
Finally, on ULL, I am trying to get an understanding of the restrictions on the conversion rate ULL on an exchange per state per day basis. There was actual caps on that, they have now been lifted, and as a consequence we will see a significant step up in the ULL migration rate going forward.
MR TRUJILLO: Patrick, you have asked a lot here. Hopefully I have recorded it all in terms of the questions.
You first started with a comment which says we are not seeing much CDMA migration. I am not sure that I know what your data point is to support that.
Q: I am looking at the sub numbers, they are pretty flat around the 1.6 million, and most of the migration seems to be occurring in GSM. I thought it might have been a little bit more the reverse.
MR TRUJILLO: Number 1, as you have probably noted, we launched Next G on 6 October and we did not want to start migrating customers on to a platform that was not going to be the relevant platform for the future, so we waited until Next G turn-up.
During the early month of Next G we had significant volume. The problem was that in some cases we ran out of handsets and other things, so supply became an issue for us, otherwise our numbers would be even higher, which is a nice problem to have, but it was a problem. So we now are plenty well stocked in all locations.
One other issue for CDMA migration, a lot of customers out there now have the device that will work but they want car kits and other things in order to be able to feel that they can adequately migrate from the current experience that they have to the one that they want to have, taking advantage of Next G. We are now at a point where we can supply the needs there as well and we are stocking up for those capabilities.
The last thing I just say is that the numbers that you see are through the end of the year, so you are basically talking about a month and a half to two months worth of activity. I assure you that I don’t have any issues at this stage or concerns about our ability to migrate the CDMA customers over because there is significant volume, significant take-up from them already.
Secondly, in terms of the reserve and the use of any reserves and will there be an additional requirement at this stage, we think we are adequately reserved for all that we are going to do and there are no issues there.
In terms of the timing of labour and how you describe the transformation, I think you are relatively close in the sense of we are going to meet our targets of 6,000 to 8,000 FTE take-out by the end of fiscal year 2008. That is going to happen. But the more important part of your question, I think, was how should everybody think about the continuation of the transformation?
This year I said that release 1 turns up at the end of 2007, and that will affect part of business in the sense of enhanced capabilities, replacing some old capabilities and it will be the next year or the following year when we start pulling out all the legacy stuff, because now we have the new capabilities.
Release 2, which affects our LSS — it is kind of the backbone — and billing systems, that turns up again by the end of 2008. So once you have release 1 and release 2 done, that’s when you really start affecting our ability to take out costs and more additional headcount because we have a lot of people still managing legacy systems.
When we turn up initially, we are essentially running two legacy systems, just like right now we have an additional Next G network in addition to the CDMA. Part of the additional take-out, the bigger back end will be when we start retiring the systems and taking them out of service. So that timing will be in late calendar 2008 and 2009 and 2010 periods. That will also be affected as we start turning up our soft switching capabilities in the metro markets that we described as part of our operating plans.
I think you have characterised it right in the sense that there is going to be big backend labour force reductions just simply because we will turn up the systems and withdraw them, but in the meantime we will still get our targets of 6,000 to 8,000 by end of fiscal year 2008. Did I answer your question?
Q: ULL?
MR STANHOPE: ULL restrictions. Part of the reason we have changed our guidance is that the expectations that we had when we gave the last guidance on ULL take-up is smaller than we expected. But let me also add that we think we are still yet to see the full impact, and I believe that the take-up will increase over the next half. That is all I will say. I don’t know any more details about restrictions and the freeing up of them but I do know the take-up is starting to increase.
Q: Andrew Levy, Macquarie Equities. I wanted to ask you about your balance sheet. You pointed out that you are pretty comfortably geared versus your target financial parameters. Is that reflective of the risk you see to earnings over the next few years, or do you have a bit of a war chest that you could use for acquisitions, and what are your views on capital management in the absence of those opportunities?
MR STANHOPE: I have always said that we do reserve some flexibility in our balance sheet to be able to do various things, be they small acquisitions or whatever. But we are on a path here towards financial parameters as we spend more money to move towards the level that we have set out ourselves as to what we think is an appropriate set of financial parameters to give us that flexibility in our balance sheet going forward.
As I have said as I went through the announcement, we are comfortably below those parameters now, but as we spend this year — and you will see those parameters or those indicators go up as we complete this fiscal year — but we have no reason to change those parameters at this stage because we do want to keep some flexibility in our balance sheet.
Q: Just as a follow-up, given that you stepped out of the Telecom New Zealand directory sale on price issues, is there an ability to profiteer in some respects on the amount of private equity, capital and money that people will pay for these businesses with your Sensis business?

MR TRUJILLO: We basically stepped out of that, as you said, because of price. We are on the same mantra that I’ve said over and over again with everything we do: we only do things that improve shareholder value.
In the case of Sensis and the implied question about private equity, we are on a path here to improve value, both in Sensis and the integrated whole via our integration strategy.
You can see by the results of Sensis we are outgrowing virtually any player in the market, both top line and bottom line combined, and we will continue to do that in terms of increasing ultimate shareholder value. Is it all recognised in the share price yet today? Probably not. Could it be and will it be? I think so. But some of that yet remains to be worked and delivered as we grow the business.
So at this stage we are on an integration path, we are staying on the integration path and I think our shareholders will be well served in the aggregate for all that we do.
Q: Mark McDonnell from BBY. Firstly, congratulations on delivering a result better than guidance.
A couple of small revenue items that have not been touched on as yet, but where there are clearly some areas for further work. Firstly, in New Zealand, Telstra Clear has gone from bad to worse, the situation there is deteriorating. There have been revelations from a leaked memo over the Christmas period, a very colourful memo relating to the state of the business there. Apart from corporate transactions vis-à-vis Vodafone or Telecom NZ, operationally what scope is there for Telstra to improve the performance of what seems to be a continuously deteriorating situation in that business?
Secondly, in Australia there has also been a downturn in your IT services and managed business, and I am just wondering if that is receiving enough management attention, if there are significant initiatives there that can turn that around?
MR TRUJILLO: Mark, in terms of the two pieces, I may ask John to also comment on New Zealand after I make my remarks.
Obviously I am not pleased with the deterioration in performance, full stop, no qualification to that. So we are working on how we are going to improve that.
Clearly there is a major event that happened in New Zealand recently, which is the passing of legislation that will, I guess, what I would call break the monopoly. It is probably one of the few countries left in the world where unbundled local loops and access to network facilities and things like that are not allowed for at what I would call market terms and conditions. So the government has made a decision they are going to drive that way and now we are looking for clarity in terms of how soon, how much and for what. And that is coming, as I understand it.
So New Zealand is a location where we have some opportunities if everything gets enacted that has been discussed. Because so far we have been truly competing in a very limited fashion versus what you might find in virtually every other country. So enough said there: We are looking to improve, we will wait to see what the turnout is and we will deal with options at that point in time in terms of how we go forward. John.

MR STANHOPE: The only thing I would add, Mark, is that there has been — I did mention it in what I said earlier — a very intensive price-led competition occurring. Of the declining revenue, most of it or at least half of it is access and call revenue, and Telecom New Zealand, the competitor, has been very selective in their price points where Telstra Clear competes with them. So it is tough.
So what can we do about it? It is like Sol said: We do need offerings that we can provide into the marketplace from a better regulatory environment, and you would be aware we are also doing a sort of fixed mobile wireless broadband pilot in one of the small cities there, to see also what opportunities that might provide for us as well.
MR TRUJILLO: In terms of the second part of your question regarding the enterprise base, the business base, regarding integration and managed services and the focus there, that is a very intense focus that we have in our Telstra enterprise business as well as our Telstra business. I think you will see, Mark, some intensified initiatives in the second half of the year. I will not say any more at this stage, other than to say it is important and we will continue to do better going forward.
Q: Sachin Gupta from Morgan Stanley. A couple of questions: John, if I can clarify, your mobile subscriptions at the end of December were 8.9 million and you have included 204,000 wireless subscribers in there, and you have got the same numbers in wireless and broadband. Is it double counting or am I missing something?
MR STANHOPE: Yes, it is double counting, and deliberately so. That is why I particularly said what I said, to make it very clear to everybody who has our documentation and our half year announcement. We think it is important that we do understand that broadband users and that wireless users are also broadband customers. So that is the reason we have done it. Yes, it is double counting but we have explicitly stated that is why we have done it that way.
Q: Where is the revenue booked, is it booked in mobiles?
MR STANHOPE: By the way, let me just add, our competitors also report the same way. So we are consistent.
Q: Secondly, on your wireless side of it, your broadband side of it, the growth has been quite strong. Can you give us an indication on the costs side of it how the costs are tracking in your broadband side, what sort of subscriber acquisition costs are there?
MR STANHOPE: Only to say that the margins in the broadband business continue to improve. I many not going to go into any more detail than that.
Q: If you look at domestic competitors, Vodafone, Hutch and SingTel, they have got pretty extensive strategies overseas. Hutch is looking at X Series, Vodafone has HomePhone and SingTel Optus has Generation plans. It is likely that they will bring those plans to Australia in the next six to 12 months. What sort of impact do you expect on Telstra’s business as a result of that?
MR TRUJILLO: There are lots of things on paper that I have seen since I have been here, lots of promises that have been made since I have been here, and all we focus on what we do is how we lead the market, not follow the market. We have our own integrated strategy, it is very clear, very obvious, it is in the market and customers are using it. What they do to catch up I am not going to spend my time focusing on, I am going to spend my time focusing on how we stay in the lead.
Q: Ian Martin, ABN Amro. Sol, John mentioned quite a few perceptions that analysts have got wrong and contrasted them with the facts and performance and so on. Those perceptions have lead to a view from some that dividends might be cut in future years. I know you are not going to give me dividend guidance for future years, but given you are talking about pivot point and growth in earnings from cash flow, is it fair to say the risk of dividend being cut has been reduced or removed?
MR TRUJILLO: I think mathematically the answer is yes, and management philosophy and board philosophy, the answer is yes, because we have a view that says we are going to generate significant free cash with this transformation plan going forward. This is what we have said continuously — we said it on our T3 road shows, and that is why the board made the decision it did last August regarding the dividend that we have just declared.
We have confidence in our plan and we think it is good for shareholders.
Q: Richard Eary from UBS. Just one question: In the actual presentation today, you gave out a cost take-out graph or slide, on slide 15, that looks as though the big step change in materials of cost take-out is in 2009/10 year rather 2008. Looking at the guidance you have given for 2010, you have not really given us an idea in terms of where the step change comes from, whether it is a straight line graph from the current margins to 46 or 48 in 2010 or whether it is a more U-shaped back ended graph. I am wondering whether the graph is representative of a more back ended recovery rather than front line or straight line.
MR STANHOPE: I am sure you would love numbers in the bubbles, Richard. I was trying to give you the indication that cost is coming out of the business progressively. In the first year or so, 13 months in, it has largely been around productivity improvements in the operations group and organisational redesign.
As we get further along, I am really saying to you, decommissioning of the systems is going to happen right at the end because as you do an IT transformation, it would be a dumb thing to do to switch off the old until you have got the new humming. So that is just practical common sense. And platform exits take a while as well and they will be done progressively.
So I just wanted to make sure you all understood that it is not going to happen in a big bang 2007/08, it will be progressive over the time. To answer your question, most of it will come late.
Q: So that’s correct in terms that it will be more backended?
MR STANHOPE: Yes.
MR TRUJILLO: Let me just add a little bit to that. In the meantime, we are driving productivity. Obviously this is a big company with a lot of people, a lot of volumes and a lot of processes that we are improving so far. So you saw on the operations side for the last year or year-plus about the full-time equivalent headcount taken out. That was all basically productivity driven.
There is more that is going to be done. I talked about the GPS devices now put on vehicles. We are going to be able to drive more productivity, improve the safety for our people and do a lot of things with that. If we look at what David Moffatt is right now driving inside the consumer channels, we are getting productivity improvements literally by day because of the implementation of market-based management, where our strike rates — so when you think about per employee productivity, it is going up literally daily because our strike rates are improving because of the knowledge we have about customers. We do not have time today to get into all of that detail but productivity improvements will continue.
He is going to get further benefits from the urn-up of what I described earlier, I call it the wrap around system, it is kind of an intermediary system we put in place where our front line people, instead of having to get into 12, 13 or 14 different systems they now have a single interface and single log-on and be able to acquire information from customers just once, instead of multiple times.
All of those things will drive productivity between now and the time at the back end when we start removing all the systems, when we start doing our switching office conversions, when we start doing all the other things that are kind of the culmination of the transformation. All of that is on plan but we are not going to be stopping on improving more productivity and more cost take-out between now and then.
Q: In terms of looking at what other people have done around the world on the ability to take out costs, a portion of the cost has been used to drive the top line to take advantage of step changes in competition. Looking at the revenue growth now in terms of competition levels, and it looks as though you are in a sweet spot, would it be better for you to take those cost savings on board to drive top line in the next 18 months or would you prefer to put them back into the margin?
MR TRUJILLO: Right now we are putting some of it back into the top line. You saw our labour costs year on year are lower and you see that our COGS, our acquisitions costs are up. They are trending downward but they are up in terms of over a year or two years ago. So we are investing for growth and that is a good thing.
I have no qualms, especially when in our case we are investing for growth at higher ARPU. We are growing ARPU in our broadband fixed line business, we are growing ARPU in our mobile business and we are growing ARPU on our online digital platforms businesses and we are investing in some of the pricing plans that we have around our PSTN kind of old legacy business, where the decline rate has slowed and our actual wins versus losses is now positive. So we are investing in that because that does return better for the shareholders over the long term.
Q: Tim Smeallie, Citigroup. Four questions I wanted to cover. Coming back to the CDMA issue, looking at the first half performance, it looks like there were 45,000 CDMA subscribers migrated on to the Next G network, clearly a stellar performance, but David has had the cheque book out to drive that growth. I am keen to understand, of the 135,000 that have been connected in the first six weeks of this year on to Next G, how many are CDMA or where are CDMA subscribers sitting at the moment.
Secondly, can we get a trading update on the business channel, in terms of how David Thodey’s division is going and Deena’s SMB division?
Thirdly, you are increasing your dominance across just about every sector of the industry — PSTN, mobile and broadband. Does that concern you from a regulatory perspective? Do you believe that there are any levers there that the ACCC could come out and impose on you?

Finally, you touched on in the last couple of strategy sessions your aspirations for 30 per cent of revenue growth to come from new products. In terms of that first half result, could you give us a feel of what percentage of that revenue do you deem as being new product?
MR TRUJILLO: Tim, you have asked a lot here. Let me start with the last one. What I have said in the presentation about 30 per cent, it was about new products, new platforms. Obviously, Next G is one of those new platforms for growth, and some of the things that Justin is building in his business and Bruce and others are building in their business. I do not have a calculation off the top of my head but are we at 7 per cent or 12 per cent? I don’t know. But it is clearly fast moving, given the high double digit growth rate we have with our Bigpond platform now and also our Next G platform and then what we are doing in the Sensis business. So it is high double digits. Are we on a path to get to that 30 per cent from new products, new platforms? I think so.
Relative to what you termed as dominance, I would not call it dominance in terms of on all fronts. We are building value add. There is nothing here that we are doing that has anything to do with what I would call regulatory legacy focus. Are we better on Bigpond because we have more content, more services more capabilities? Absolutely. Are we better in the Next G world versus 2G or 3G players? Absolutely. But that is about investment in new stuff, not legacy.
Finally, as we look at the Sensis business and its expansion, it is highly competitive for advertising dollars. Are we building competitive advantage and are we the market leaders here in Australia? The answer is yes.
But I take no steps back, no apologies, no hesitation, because it has nothing to do with the copper loop, and the copper loop is the only thing the regulators should be focused on.
As you said, big players, SingTel, a big market cap company, Vodafone, a big market cap company, Hutchinson, big market cap owners — if they want to risk market capital in Australia, let them. I applaud them when they do that because if they want to take profits out of Australia they ought to invest.
We are investing, and we are investing to get competitive advantage. And if those companies can’t keep up, they shouldn’t whinge, they shouldn’t complain, they should invest. That’s the way the markets work.
In terms of business, how we are doing on business, we are accelerating. Deena Shiff, in terms of our Telstra Business business, we are ramping up our growth rate in terms of on all metrics, in terms of business. Again, when we talk about full year results we will have more coverage, and when we have our next year’s investor day we will get into some of the details there.
On enterprise, during the last fiscal period we announced that we basically for the first time had crossed over to positive growth in the enterprise base. It is our intent to continue that growth as we deal in a very competitive marketplace, and there are facility based players in most of the metro locations.
In the case of CDMA, I think I have answered this question twice: the run rates on CDMA are very good, I will not disclose the numbers because I do not have them off the top of my head, but a fairly significant portion of our growth now is in CDMA and is continuing. Now that we have a full line-up of products and the capability around car kits and some of the other things that are necessary for customers that live out in the regions or the bush to feel comfortable moving over, I think we will see a lot more movement when we report results at the end of this fiscal year.
Q: On that point, in terms of the January 2008 close-out of the CDMA network, will you look at a trade-off between shutting that down definitively in January 2008 or if you have not migrated enough subscribers will you leave the network open for longer?
MR TRUJILLO: We will migrate the subscriber. I seriously am not overly concerned. Obviously I am concerned about everything we do every day. But we have a plan, we think this makes sense for customers and we will do things in a customer friendly way as we move over the next year.
Q: You touched on the competitive environment in metro for the business divisions. In terms of margin performance are you seeing pricing pressure continue to erode margins?
MR TRUJILLO: Tim, we are seeing pricing pressure everywhere. The question is: Does it erode margins or not? It depends on where we take out costs, how cost effectively we can manage. As you saw in terms of our period to period overall results, we are improving our underlying margins.
Not seeing any more people standing in line in Sydney, and none here in Melbourne, I will declare the meeting closed. Thank you very much.

28 February 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam

Appendix 3Y — Change in Director’s interest Notice
In accordance with the listing rules, I attach an announcement for release to the market.
The change to the Director’s indirect holdings in Telstra Growthshare Pty Ltd as trustee for the
Telstra DirectShare Plan represent an allocation of Telstra Shares to Directors on 23 February
2007 under the DirectShare Plan.
Yours sincerely
Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY COUSINS

Date of last notice	17 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – NIL
INDIRECT – NIL

Class	ORDINARY

Number acquired	1,747 (FPO)

Number disposed	NIL

Value/Consideration	$7,827
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 1,747 (FPO)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BELINDA HUTCHlNSON

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – 38,912 (FPO)
INDIRECT – 40,426 (FPO) & 155,000 (IR)

Class	ORDINARY

Number acquired	4,095 (FPO)

Number disposed	NIL

Value/Consideration	$18,346
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 38,912 (FPO)
INDIRECT – 44,521 (FPO) & 155,000 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES UNDER
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CATHERINE LIVINGSTONE

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY.

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – 11,637 (FPO) &10,000 (IR)
INDIRECT – 27,800 (FPO) & 10,000 (IR)

Class	ORDINARY

Number acquired	4,256 (FPO)

Number disposed	NIL

Value/Consideration	$19,067
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 11,637 (FPO) &10,000 (IR)
INDIRECT – 32,056 (FPO) & 10,000 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES MACEK

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 53,704 (FPO) & 50,000 (IR)

Class	ORDINARY

Number acquired	4,578 (FPO)

Number disposed	NIL

Value/Consideration	$20,509
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 58,282 (FPO) & 50,000 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD MCGAUCHlE

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY.

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – 1,866 (FPO) & 27,800 (IR)
INDIRECT – 68,278 (FPO) & 3,000 (IR)

Class	ORDINARY

Number acquired	11,388 (FPO)

Number disposed	NIL

Value/Consideration	$51,018
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 1,866 (FPO) & 27,800 (IR)
INDIRECT – 79,666 (FPO) & 3,000 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN STOCKER

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – 2,953 (FPO)
INDIRECT – 99,985 (FPO) & 24,150 (IR)

Class	ORDINARY

Number acquired	5,061 (FPO)

Number disposed	NIL

Value/Consideration	$22,673
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 2,953 (FPO)
INDIRECT – 105,046 (FPO) & 24,150 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER WILLCOX

Date of last notice	24 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – NIL
INDIRECT – 31,897 (FPO) & 12,500 (IR)

Class	ORDINARY

Number acquired	3,626 (FPO)

Number disposed	NIL

Value/Consideration	$16,244
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – NIL
INDIRECT – 35,523 (FPO) & 12,500 (IR)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity TELSTRA CORPORATION LIMITED
ABN 33 051 775 556
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ZEGLIS

Date of last notice	10 NOVEMBER 2006
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	CHANGE TO INDIRECT INTERESTS ONLY

Nature of indirect interest	ALLOCATION OF SHARES TO TELSTRA
(including registered holder)	GROWTHSHARE PTY LIMITED ATF
Note: Provide details of the circumstances giving rise to the relevant interest.	TELSTRA DIRECTSHARE PLAN.

Date of change	23 FEBRUARY 2007

No. of securities held prior to change	DIRECT – 16,500 (FPO)
INDIRECT – 1,897 (FPO)

Class	ORDINARY

Number acquired	3,458 (FPO)

Number disposed	NIL

Value/Consideration	$15,492
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	DIRECT – 16,500 (FPO)
INDIRECT – 5,355 (FPO)

Nature of change	ALLOCATION OF TELSTRA SHARES
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	UNDER THE DIRECTSHARE PLAN.
Part 2 — Change of director’s interests in contracts
NIL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration Name: Douglas Gration
Title: Company Secretary

Date: 28 February 2007